UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 13, 2020 (January 10, 2020)

ANIXTER INTERNATIONAL INC.

(Exact name of registrant as specified in its charter)

Delaware	001-10212	94-1658138
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2301 Patriot Blvd., Glenview, IL	60026
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (224) 521-8000

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $1 par value	AXE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On January 10, 2020, Anixter International Inc., a Delaware corporation (“Anixter” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WESCO International, Inc., a Delaware corporation (“Parent”), and Warrior Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Anixter (the “Merger”), with Anixter surviving the Merger and continuing as a wholly owned subsidiary of WESCO.

At the effective time of the Merger (the “Effective Time”), each outstanding share of common stock of Anixter (subject to limited exceptions, including shares with respect to which dissenters’ rights have been validly exercised in accordance with Delaware law) will be converted into the right to receive (i) $70.00 in cash, without interest, subject to adjustment as described below and as otherwise specified in the Merger Agreement (the “Cash Consideration”), (ii) 0.2937 shares of common stock of WESCO (the “Common Stock Consideration”), subject to adjustment as specified in the Merger Agreement to ensure that the issuance of shares of WESCO common stock at the Effective Time does not exceed 19.9% of the shares of WESCO common stock then outstanding, and (iii) 0.6356 depositary shares (the “Preferred Stock Consideration”), each representing a 1/1,000th interest in a share of newly issued fixed-rate reset cumulative perpetual WESCO preferred stock, Series A, $25,000 stated amount per whole preferred share (the “Series A Preferred Stock”), subject to adjustment as specified in the Merger Agreement (collectively, the “Merger Consideration”).

The Merger Agreement provides for downside protection for the value of the Common Stock Consideration, such that if the volume-weighted average trading price of WESCO common stock on the New York Stock Exchange (“NYSE”) during a specified period prior to closing (the “Average WESCO Stock Price”) is less than $58.88 but greater than $47.10, the amount of the Cash Consideration will be increased to offset the decline in the value of the Common Stock Consideration below $58.88, up to a maximum cash increase of $2.82 per share of Anixter common stock. If the Average WESCO Stock Price is less than $47.10, the amount of the Cash Consideration will be increased by $2.82.

The Merger Agreement also provides that WESCO may elect to substitute additional Cash Consideration to reduce the Preferred Stock Consideration on a dollar-for-dollar basis (valuing the Preferred Stock Consideration for this purpose based on the value of the liquidation preference of the underlying Series A Preferred Stock). WESCO may not, however, reduce the Preferred Stock Consideration if the aggregate face amount of the Preferred Stock Consideration issued would be less than $100 million, unless the Preferred Stock Consideration issued is reduced to zero.

The board of directors of Anixter has unanimously approved the Merger Agreement and resolved to recommend the adoption of the Merger Agreement by Anixter stockholders, who will be asked to vote on such proposal and other related proposals at a special meeting of Anixter’s stockholders. The board of directors of WESCO has also unanimously approved the Merger Agreement.

Series A Preferred Stock

Subject to consummation of the Merger and WESCO’s right to reduce the Preferred Stock Consideration as specified in the Merger Agreement and as described above, the Series A Preferred Stock will have the designation and number of shares, and the relative powers, preferences, rights, qualifications, limitations and restrictions of the shares of such series, as set forth in the Form of Certificate of Designations attached as “Exhibit E” to the Merger Agreement.

Treatment of Company Options and Restricted Stock Units

Pursuant to the Merger Agreement, immediately prior to the Effective Time, each in-the-money Anixter stock option, and each Anixter restricted stock unit award granted prior to January 10, 2020, will vest (in the case of any performance-based restricted stock unit award, with the level of achievement of performance-based vesting criteria measured in accordance with the terms of the applicable award agreement) and be cancelled in exchange for the right to receive, in respect of each underlying share of Anixter common stock, a cash payment equal to the value of the Merger Consideration (equal to the sum of $70.00 in cash, plus the value of 0.2937 shares of WESCO common stock determined based on a specified volume weighted average trading price, plus $15.89 in respect of the Preferred Stock Consideration, in each case, subject to the adjustments described above and specified in the Merger Agreement), less the applicable per share exercise price in the case of a stock option. Out-of-the-money Anixter stock options will be cancelled at the Effective Time for no consideration. At the Effective Time, each Anixter restricted stock unit award granted on or after January 10, 2020 will be converted into a cash-settled WESCO phantom stock unit award.

Financing

In connection with the execution of the Merger Agreement, WESCO entered into a commitment letter, dated as of January 10, 2020, with Barclays Bank PLC (“Barclays”), pursuant to which Barclays has committed to provide, subject to the terms and conditions of the commitment letter, a senior secured asset based revolving credit facility in aggregate principal amount of $1.2 billion and an unsecured bridge facility in aggregate principal amount of $3.125 billion.

Conditions Precedent to the Merger

The completion of the Merger is subject to satisfaction or waiver of certain customary mutual closing conditions, including (1) the receipt of the required approval from Anixter stockholders, (2) the expiration or termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), expiration or termination of the waiting period applicable to the Merger under the Competition Act (Canada) and clearance under the antitrust laws of certain foreign jurisdictions, (3) the absence of certain orders or laws preventing consummation of the Merger, (4) the effectiveness of the registration statement on Form S-4 to be filed by WESCO with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Merger, and the absence of any stop order issued by the SEC or related proceeding commenced by the SEC, in each case suspending the effectiveness of the Form S-4 and (5) the authorization for listing on NYSE of the shares of WESCO common stock and the depositary shares representing shares of the Series A Preferred Stock to be issued in connection with the Merger. The obligation of each party to consummate the Merger is also subject to other customary closing conditions, including, among others, the absence of a material adverse effect with respect to the other party.

Termination

The Merger Agreement contains termination rights for either or each of Anixter and WESCO, including, among others:

•

by either party if the consummation of the Merger does not occur on or before July 10, 2020 (as it may be extended as set forth below, the “Outside Date”), subject to an initial extension to October 13, 2020 for purposes of satisfying specified reciprocal closing conditions, including obtaining U.S. and certain foreign antitrust clearance, approval by Anixter’s stockholders, the absence of certain orders or laws preventing the consummation of the Merger, the authorization of the NYSE to list the Common Stock Consideration and the Preferred Stock Consideration or effectiveness of the Form S-4, and subject to a further extension to January 11, 2021 for certain limited purposes, including obtaining U.S. and certain foreign antitrust clearance or orders or laws preventing the consummation of the Merger;

•	by either party if the Merger becomes subject to a final, non-appealable law or order restraining, enjoining, rendering illegal or otherwise prohibiting the Merger;

•	by either party if the Merger Agreement is not approved by Anixter’s stockholders; and

•

subject to the requirements of the Merger Agreement, by Anixter if Anixter wishes to terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Company Proposal (as such term is defined in the Merger Agreement).

Upon termination of the Merger Agreement under specified circumstances, including termination by WESCO in the event of a change of recommendation by the board of directors of Anixter or termination by Anixter to enter into a definitive agreement with respect to a Superior Company Proposal, Anixter would be required to pay WESCO a termination fee of $100 million. The Merger Agreement also provides that if the Anixter stockholders fail to approve the Merger absent a change in recommendation by the board of directors of Anixter, Anixter would be required to reimburse WESCO for its actual expenses incurred in connection with the Merger, up to $25 million, with such expense reimbursement creditable against any termination fee paid by Anixter to WESCO. Upon termination of the Merger Agreement under specified circumstances, including the termination by either party because certain required regulatory clearances either are not obtained before the Outside Date or are denied, WESCO would be required to pay Anixter a reverse termination fee of $190 million.

Other Matters

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, Anixter is subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in negotiations with third parties regarding alternative acquisition proposals, subject to customary exceptions. Subject to certain exceptions, Anixter is required to call a meeting of its stockholders to vote on a proposal to approve the Merger Agreement and to recommend that its stockholders approve the Merger Agreement.

The Merger Agreement contains customary representations and warranties of Anixter, WESCO and Merger Sub relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of Anixter and WESCO, including a covenant of Anixter relating to conducting its business in the ordinary course between execution of the Merger Agreement and the Effective Time, and covenants of each party to refrain from taking certain actions prior to the Effective Time without the other party’s consent. Anixter and WESCO also agreed to use reasonable best efforts to cause the Merger to be consummated and to obtain expiration or termination of the waiting period under the HSR Act and certain foreign antitrust laws, subject to certain exceptions, including that WESCO is not required to take any action that would result in, or would be reasonably likely to result in, either individually or in the aggregate, a material adverse effect on WESCO, Anixter and their respective subsidiaries, taken as a whole, after giving effect to the Merger.

The foregoing description of the Merger Agreement and the transactions contemplated thereby in this Current Report on Form 8-K (this “Report”) is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Anixter or WESCO. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Anixter’s or WESCO’s public disclosures.

Voting Agreement

On January 10, 2020, in connection with the execution of the Merger Agreement, certain stockholders of Anixter (collectively, the “Voting Agreement Stockholders”) associated with Samuel Zell, the Chairman of the board of directors of Anixter, entered into a voting and support agreement (the “Voting Agreement”) with WESCO and Anixter. Pursuant to the Voting Agreement, each Voting Agreement Stockholder has agreed, among other things, to vote or cause to be voted any issued and outstanding shares of Anixter common stock beneficially owned by such Voting Agreement Stockholder, or that may otherwise become beneficially owned by such Voting Agreement Stockholder during the term of the Voting Agreement, in favor of adopting the Merger Agreement and against any action, agreement or proposal that could reasonably be expected to delay, postpone or adversely affect consummation of the Merger and other transactions contemplated by the Merger Agreement. Each Voting Agreement Stockholder also agreed not to transfer shares of Anixter common stock during the term of the Voting Agreement, subject to certain exceptions, including the ability to donate up to 600,000 shares of Anixter common stock to charitable organizations, free of restrictions under the Voting Agreement. As of January 10, 2020, the Voting Agreement Stockholders held approximately 10.8% of the issued and outstanding shares of Anixter.

The Voting Agreement will automatically terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) with respect to any Voting Agreement Stockholder, the election of such Voting Agreement Stockholder to terminate the Voting Agreement following any amendment of the Merger Agreement that reduces or changes the form of consideration payable pursuant to the Merger Agreement.

The foregoing summary of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 1.02	Termination of Material Definitive Agreement.

On January 10, 2010, the Company terminated the previously-announced Agreement and Plan of Merger, dated as of October 30, 2019, as amended on November 21, 2019, by and among the Company, CD&R Arrow Parent, LLC (“CD&R Parent”) and CD&R Arrow Merger Sub Inc. (the “CD&R Merger Agreement”) in its entirety. Concurrently with the termination of the CD&R Merger Agreement, Parent paid to CD&R Parent, on behalf of the Company, the Company Termination Fee (as defined in the CD&R Merger Agreement) of $100 million. In connection with the termination of the CD&R Merger Agreement, the Company’s previously announced special meeting of stockholders, scheduled to be held on February 4, 2020, has been cancelled.

Item 7.01	Regulation FD Disclosure.

On January 13, 2020, Anixter and WESCO issued a joint press release announcing the execution of the Merger Agreement, and the termination of the CD&R Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Also on January 13, 2020, the Company disseminated certain communications to its employees and stockholders in connection with the Merger Agreement, each of which are attached hereto as Exhibits 99.2, 99.3, 99.4 and 99.5 and are incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of January 10, 2020, by and among Anixter International Inc., WESCO International, Inc. and Warrior Merger Sub, Inc.*

10.1	Voting and Support Agreement, dated as of January 10, 2020, by and among WESCO International, Inc. and the stockholders of the Company listed on Schedule A thereto.

99.1	Joint Press Release issued by Anixter International, Inc. and WESCO International, Inc., dated January 13, 2020.

99.2	CEO Letter to Employees, dated January 13, 2020.

99.3	Employee Frequently Asked Questions, dated January 13, 2020.

99.4	Customer Relations Talking Points, dated January 13, 2020.

99.5	Supplier Relations Talking Points, dated January 13, 2020.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

The Company has omitted schedules and other similar attachments to such agreement pursuant to Item 601(b) of Regulation S-K. The Company will furnish a copy of such omitted document to the SEC upon request.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company and WESCO intend to file with the SEC a registration statement on Form S-4, which will contain a proxy statement of the Company and a prospectus of WESCO (the “proxy statement/prospectus”), and intend to mail the definitive proxy statement/prospectus to the Company’s stockholders when available. SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY RELATED AMENDMENTS, SUPPLEMENTS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, WESCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Security holders may obtain free copies of the proxy statement/prospectus and other documents (when available) that the Company and WESCO file with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will also be available free of charge on the Company’s website at investors.anixter.com/financials/sec-filings or by contacting the Company’s Investor Relations Department at kevin.burns@anixter.com.

Participants in the Solicitation

The Company, WESCO and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of the Company in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus when it is filed with the SEC. Information regarding the Company’s directors and executive officers is included in the Company’s proxy statement on Schedule 14A for its 2019 annual meeting of stockholders, which was filed with the SEC on April 18, 2019. Information regarding WESCO’s executive officers and directors is included in WESCO’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019 and in WESCO’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Changes in the director or indirect interests of the Company’s or WESCO’s directors and executive officers are set forth in Forms 3, 4 and 5 filed by the respective companies with the SEC. These documents are available free of charge as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and these include statements using the words such as will and expected, and similar statements. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from the expectations of the Company. Risks and uncertainties include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the Company’s business and the price of its common stock, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the stockholders of the Company, and the receipt of certain governmental and regulatory approvals, (iii) the failure of Parent and Merger Sub to obtain the necessary financing pursuant to the arrangements set forth in the commitment letters delivered pursuant to the Merger Agreement or otherwise, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (v) the effect of the announcement or pendency of the transaction on the Company’s business relationships, operating results, and business generally, (vi) risks that the proposed transaction disrupts the Company’s current plans and operations and potential difficulties in the Company’s employee retention as a result of the transaction, (vii) risks related to diverting management’s attention from the Company’s ongoing business operations, and (viii) the outcome of any legal proceedings that may be instituted against the Company or Parent or Merger Sub related to the Merger Agreement or the transaction contemplated thereby. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 28, 2018, filed with the SEC on February 21, 2019 and other reports and documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these filings are available online at investors.anixter.com/financials/sec-filings. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 13, 2020

/s/ Theodore A. Dosch
Theodore A. Dosch Executive Vice President – Finance and Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

WESCO INTERNATIONAL, INC.,

WARRIOR MERGER SUB, INC.

and

ANIXTER INTERNATIONAL INC.

Dated as of January 10, 2020

i

Exhibits

Index of Defined Terms

2021 Indenture	Section 9.03
2021 Notes	Section 9.03
2021 Notes Tender Offer	Section 6.12(a)(i)
2021 Notes Tender Offer Documents	Section 6.12(a)(i)
2021 Redemption Notice	Section 6.12(a)(ii)
2023 Indenture	Section 9.03
2023 Notes	Section 9.03
2023 Notes Consent Solicitation	Section 6.12(b)(i)
2023 Notes Consent Solicitation Documents	Section 6.12(b)(i)
2023 Notes Offer	Section 6.12(b)(ii)
2023 Notes Offer Documents	Section 6.12(b)(ii)
2023 Notes Security Documents	Section 6.12(b)(iv)
2023 Notes Supplemental Indenture	Section 6.12(b)(i)
2025 Indenture	Section 9.03
2025 Notes	Section 9.03
2025 Notes Consent Solicitation	Section 6.12(c)(i)
2025 Notes Consent Solicitation Documents	Section 6.12(c)(i)
2025 Notes Offer	Section 6.12(c)(ii)
2025 Notes Offer Documents	Section 6.12(c)(ii)
2025 Notes Security Documents	Section 6.12(c)(iv)
2025 Notes Supplemental Indenture	Section 6.12(c)(i)
Acceptable Confidentiality Agreement	Section 9.03
Affiliate	Section 9.03
Agreement	Preamble
Alternative Financing	Section 6.09(a)
Anixter Opco	Section 9.03
Antitrust Laws	Section 9.03
Appraisal Shares	Section 2.01(d)
Average Parent Stock Price	Section 9.03
Base Cash Amount	Section 9.03
Benefit Protection Period	Section 6.04(a)
Business Day	Section 9.03
Cash Collar Adjustment Amount	Section 9.03
Cash Consideration	Section 9.03
CD&R Merger Agreement	Recitals
CDD Rule	Section 9.03
Certificate of Merger	Section 1.03
Certificates	Section 2.01(c)(ii)
Clean Team Agreement	Section 6.02(a)
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 9.03
Commitment Letter	Section 4.20(a)
Committed Lenders	Section 4.20(a)
Common Exchange Ratio	Section 9.03
Common Stock Consideration	Section 2.01(c)(i)
Company	Preamble
Company Benefit Plans	Section 3.19(a)
Company Board	Recitals
Company By-laws	Section 3.01(b)
Company Capital Stock	Section 3.02(a)
Company Charter	Section 3.01(b)
Company Common Stock	Recitals
Company Contracts	Section 3.12(a)

Company Employee	Section 6.04(a)
Company ERISA Affiliate	Section 9.03
Company Financial Statements	Section 3.05(b)
Company IT Systems	Section 9.03
Company Material Adverse Effect	Section 9.03
Company Options	Section 2.03(a)
Company Pension Plans	Section 3.19(a)
Company Preferred Stock	Section 3.02(a)
Company Property	Section 3.09(a)
Company Recommendation	Section 5.03(d)
Company Recommendation Change	Section 5.03(d)
Company Related Parties	Section 8.02(b)
Company SEC Documents	Section 3.05(a)
Company Stock Plans	Section 9.03
Company Stockholder Approval	Section 3.03(c)
Company Stockholders Meeting	Section 6.01(c)
Company Subsidiaries	Section 3.01(a)
Company Takeover Proposal	Section 5.03(h)
Company Termination Fee	Section 6.06(b)
Confidentiality Agreement	Section 6.02(a)
Consent	Section 3.04(b)
Contract	Section 3.02(a)
Control	Section 9.03
COTS License	Section 9.03
Customer Contracts	Section 3.12(a)(9)
D&O Insurance	Section 6.05(b)
Debt Marketing Materials	Section 6.09(c)(ii)
DGCL	Section 1.01
Effective Time	Section 1.03
Environmental Laws	Section 9.03
Equitable Exceptions	Section 3.03(a)
Equity Interest	Section 9.03
ERISA	Section 3.19(a)
Exchange Act	Section 9.03
Exchange Agent	Section 2.02(a)
Exchange Fund	Section 2.02(a)
Exchange Ratio Reduction Amount	Section 2.01(e)(ii)
Existing Credit Facilities	Section 9.03
Fee Letter	Section 4.20(a)
Filed Company SEC Documents	Section 9.03
Filed Parent SEC Documents	Section 9.03
Filing	Section 3.04(b)
Financing	Section 4.20(a)
Form S-4	Section 3.04(b)
Fractional Share Consideration	Section 2.01(c)(i)
GAAP	Section 9.03
Government Official	Section 3.17
Governmental Entity	Section 3.04(b)
group of Persons	Section 9.03
Hazardous Materials	Section 9.03
HSR Act	Section 3.04(b)
IFRS	Section 9.03
Intellectual Property	Section 9.03
Intervening Event	Section 9.03

IRS	Section 9.03
Judgment	Section 9.03
Knowledge	Section 9.03
Law	Section 9.03
Leased Property	Section 3.09(a)
Lender Related Parties	Section 9.03
Licensed Company Intellectual Property	Section 9.03
Lien	Section 9.03
Malware	Section 9.03
Marketing Period	Section 9.03
Maximum Premium	Section 6.05(b)
Maximum Share Number	Section 2.01(e)(ii)
Merger	Recitals
Merger Consideration	Section 9.03
Merger Consideration Value	Section 2.03(a)
Merger Sub	Preamble
Non-Party Affiliate	Section 9.03
Non-U.S. Company Benefit Plan	Section 3.19(a)
NYSE	Section 9.03
OFAC	Section 3.17
Option Payments	Section 2.03(a)
Ordinary Course of Business	Section 9.03
Outside Date	Section 8.01(b)(i)
Outstanding Indentures	Section 9.03
Owned Company Intellectual Property	Section 9.03
Owned Property	Section 3.09(a)
Parent	Preamble
Parent Benefit Plan	Section 9.03
Parent Board	Recitals
Parent By-laws	Section 4.01(b)
Parent Capital Stock	Section 4.02(a)
Parent Charter	Section 4.01(b)
Parent Class B Common Stock	Section 4.02(a)
Parent Common Stock	Section 2.01(c)(i)
Parent Deferred Stock Units	Section 4.02(a)
Parent Expenses	Section 6.06(c)
Parent ERISA Affiliate	Section 9.03
Parent Financial Statements	Section 4.05(b)
Parent IT Systems	Section 9.03
Parent Material Adverse Effect	Section 9.03
Parent Pension Plan	Section 9.03
Parent Performance Share Awards	Section 4.02(a)
Parent Preferred Stock	Section 4.02(a)
Parent Related Parties	Section 8.02(c)
Parent Restricted Stock Units	Section 4.02(a)
Parent SARs	Section 4.02(a)
Parent SEC Documents	Section 4.05(a)
Parent Subsidiaries	Section 4.01(a)
Parent Takeover Proposal	Section 5.04
PATRIOT Act	Section 9.03
Permissible Redacted Terms	Section 4.20(a)
Permits	Section 3.13

Permitted Lien	Section 9.03
Person	Section 9.03
Pre-Closing Restructuring	Section 6.13
Preferred Exchange Ratio	Section 9.03
Privacy Laws	Section 9.03
Proceeding	Section 9.03
Proxy Statement/Prospectus	Section 3.04(b)
Qualifying Transaction	Section 6.06(b)
Real Property Lease	Section 9.03
Reference Date	Section 3.02(a)
Regulation S-K	Section 9.03
Regulation S-X	Section 9.03
Related Party Transaction	Section 3.23
Release	Section 9.03
Representative	Section 9.03
Required Amount	Section 4.20(b)
Required Antitrust Filings	Section 3.04(b)
Required Information	Section 9.03
Restricted Stock Units	Section 2.03(b)
Reverse Clean Team Agreement	Section 6.02(b)
Reverse Confidentiality Agreement	Section 6.02(b)
Reverse Termination Fee	Section 6.06(d)
RSU Payments	Section 2.03(b)
Rule 14e-1	Section 6.12(a)(i)
SEC	Section 9.03
Section 262	Section 2.01(d)
Securities Act	Section 9.03
Senior Manager	Section 9.03
Service Provider	Section 9.03
Significant Company Subsidiary	Section 3.01(a)
Significant Parent Subsidiary	Section 4.01(a)
Software	Section 9.03
Stock Consideration	Section 2.01(c)(i)
subsidiary	Section 9.03
Superior Company Proposal	Section 5.03(h)
Supplier Contracts	Section 3.12(a)(8)
Surviving Corporation	Recitals
Tax Return	Section 9.03
Taxes	Section 9.03
Termination Expenses and Interest	Section 6.06(e)
TIA	Section 6.12(a)(i)
Trade Secrets	Section 9.03
Trading Day	Section 9.03
Transaction Documents	Section 9.12
Transactions	Section 1.01
Transfer Taxes	Section 6.08
Voting Agreement	Recitals
Voting Company Debt	Section 3.02(a)
Voting Parent Debt	Section 4.02(a)
Willful Breach	Section 9.03

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 10, 2020, is by and among WESCO International, Inc., a Delaware corporation (“Parent”), Warrior Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Anixter International Inc., a Delaware corporation (the “Company”).

BACKGROUND

A.    The parties wish to effect a business combination upon the terms and subject to the conditions set forth in this Agreement, pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”), and pursuant to the Transactions, on the terms and subject to the conditions set forth in this Agreement, each issued share of common stock, par value $1.00 per share, of the Company (the “Company Common Stock”) not owned by Parent, Merger Sub or the Company shall be converted into the right to receive the consideration described in Section 2.01 (Effect on Capital Stock).

B.    The board of directors of the Company (the “Company Board”) has unanimously (i) approved this Agreement, the Merger and the other Transactions, (ii) determined that the terms of the Merger and the other Transactions are fair to, and in the best interests of, the Company and its stockholders, (iii) recommended that the Company’s stockholders adopt this Agreement and (iv) declared that this Agreement is advisable;

C.    The board of directors of Parent (the “Parent Board”) has unanimously (i) approved this Agreement, the Merger and the other Transactions and (ii) determined that the terms of the Merger and the other Transactions are fair to, and in the best interests of, Parent and its stockholders;

D.    The board of directors of Merger Sub has unanimously (i) approved this Agreement, the Merger and the other Transactions, (ii) determined that the terms of the Merger and the other Transactions are fair to, and in the best interests of, Merger Sub and its sole stockholder, (iii) recommended that Parent adopt this Agreement and (iv) declared that this Agreement is advisable.

E.    Concurrently with the execution and delivery of this Agreement, the Company is terminating that certain Agreement and Plan of Merger, by and among CD&R Arrow Parent, LLC, CD&R Arrow Merger Sub, Inc., and the Company, dated as of October 30, 2019, as amended (the “CD&R Merger Agreement”) in accordance with its terms, and Parent will pay in full, on behalf of Merger Sub and/or the Company, the Company Termination Fee (as defined in the CD&R Merger Agreement) to CD&R Arrow Parent pursuant to Section 6.06(b) of the CD&R Merger Agreement.

F.    Concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company have entered into a voting and support agreement in favor of Parent, whereby such stockholders have agreed to vote in favor of, and support the consummation of, the Transactions (the “Voting Agreement”), on the terms and conditions set forth therein.

G.    Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

Accordingly, intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

The Merger

SECTION 1.01    The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the Surviving Corporation. The Merger and the other transactions contemplated by this Agreement are referred to herein as the “Transactions”.

SECTION 1.02    Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Sidley Austin LLP, 787 7th Avenue, New York, NY 10019, at 10:00 a.m. (New York City time) on the third (3rd) Business Day following the date on which each of the conditions set forth in Article VII is satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except in any such case for any conditions that by their nature can be satisfied only on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions) or such other time and location as mutually agreed by Parent and the Company in writing; provided that, notwithstanding the foregoing, in the event that the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII except in any such case for any conditions that by their nature can be satisfied only on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions, the Closing shall occur on the earlier of (a) any date during the Marketing Period that may be specified by Parent on no fewer than three (3) Business Days’ notice to the Company (unless a shorter period shall be agreed to by Parent and the Company) and (b) the third (3rd) Business Day following the final day of the Marketing Period subject, in each case, to the satisfaction or waiver of the obligations of the Parties set forth in Article VII (except in any such case for any conditions that by their nature can be satisfied only on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions). The date on which the Closing occurs is referred to herein as the “Closing Date”.

SECTION 1.03    Effective Time. Before the Closing, the Company shall prepare, and on the Closing Date, the Company shall file with the Secretary of State of the State of Delaware, a certificate of merger or other appropriate documents (in any such case, the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

SECTION 1.04    Effects. The Merger shall have the effects set forth in this Agreement, the applicable provisions of the DGCL and the Certificate of Merger.

SECTION 1.05    Certificate of Incorporation and By-laws.

(a)    The Certificate of Incorporation of the Surviving Corporation shall be amended at the Effective Time to read in the form of Exhibit A, and, as so amended, such Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by Law.

(b)    The By-laws of Merger Sub as in effect immediately before the Effective Time shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by Law.

SECTION 1.06    Directors. The directors of Merger Sub immediately before the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

SECTION 1.07    Officers. Except as may be specified by Parent prior to the Effective Time, the officers of the Company immediately before the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on the Capital Stock of the

Constituent Corporations; Exchange of Certificates

SECTION 2.01    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a)    Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)    Cancelation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that is owned by the Company, Parent or Merger Sub shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no Merger Consideration shall be delivered or deliverable in exchange therefor.

(c)    Conversion of Company Common Stock.

(i)    Subject to Section 2.01(b) (Cancelation of Treasury Stock and Parent-Owned Stock) and Section 2.01(d) (Appraisal Rights), each issued and outstanding share of Company Common Stock held by stockholders of the Company immediately prior to the Effective Time shall be converted into the right to receive (A) a number of validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) equal to the Common Exchange Ratio (the “Common Stock Consideration”), (B) a number of validly issued, fully paid and nonassessable depositary shares (the “Depositary Shares”), each representing a 1/1,000th interest in a share of fixed-rate reset cumulative perpetual preferred stock of Parent, series A, $25,000 stated amount per whole preferred share (the “Series A Parent Preferred Stock”), equal to the Preferred Exchange Ratio (the “Preferred Stock Consideration” and, together with the Common Stock Consideration, the “Stock Consideration”) and (C) an amount of cash, without interest, equal to the Cash Consideration. From and after the Effective Time, all such shares of Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each applicable holder of such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon surrender of Certificates or Book-Entry Shares in accordance with Section 2.02, including the right to receive, pursuant to Section 2.04, cash in lieu of fractional shares of Parent Common Stock and Depositary Shares, if any, into which such shares of Company Common Stock have been converted pursuant to this Section 2.01(c) (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 2.02(i).

(ii)    As of the Effective Time, all shares of Company Common Stock shall no longer be outstanding, shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate or certificates representing any such shares of Company Common Stock (the “Certificates”) shall cease to have any rights with respect thereto, except the right to receive Merger Consideration, without interest, upon surrender of such certificate in accordance with Section 2.02 (Exchange of Certificates).

(d)    Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of Company Common Stock that are outstanding immediately before the Effective Time and that are held by any Person who is entitled to demand and has properly demanded appraisal of such Appraisal Shares pursuant to, and who has otherwise complied in all respects with, Section 262 of the DGCL (“Section 262”) as of such time shall not be converted into Merger Consideration as provided in Section 2.01(c) (Conversion of Company Common Stock), but rather the holders of Appraisal Shares shall be entitled to payment of the fair value of such Appraisal Shares in accordance with Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive Merger Consideration as provided in Section 2.01(c) (Conversion of Company Common Stock), without interest thereon. The Company shall give Parent prompt notice of any demand for appraisal of shares of Company Common Stock, withdrawals of such demands and any other documents or instruments, in each case, received by the Company related to Section 262 or stockholder demands or claims thereunder. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or negotiate, settle or offer to settle, any such demands, or agree to do any of the foregoing. Parent shall have the right, at Parent’s sole expense, to participate in and direct all negotiations and proceedings with respect to such demands.

(e)    Adjustments.

(i)    If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately and equitably adjusted, without duplication; provided, however, that nothing in this Section 2.01(e) shall be construed to permit the Company, any Company Subsidiary, Parent, any Parent Subsidiary or any other Person to take any action that is otherwise prohibited by Section 5.01 or Section 5.02, as applicable.

(ii)    If the aggregate number of shares of Parent Common Stock to be issued in connection with the Merger would exceed 19.9% of the issued and outstanding shares of Parent Common Stock immediately prior to the Effective Time (the “Maximum Share Number”), (A) the Common Exchange Ratio shall be reduced to the minimum extent necessary (rounded down to the nearest one thousandth) such that the aggregate number of shares of Parent Common Stock to be issued in connection with the Merger does not exceed the Maximum Share Number (such reduction, the “Exchange Ratio Reduction Amount”) and (B) the Cash Consideration for all purposes under this Agreement will be increased on a per share basis by an amount equal to $58.88 multiplied by the difference between the initial Common Exchange Ratio and the Common Exchange Ratio as determined in accordance with this Section 2.01(e)(ii) (rounded down to the nearest one-hundredth of a cent).

(f)    Withholding. Each of the Exchange Agent, Parent, the Company and the Surviving Corporation will be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom pursuant to any Law in respect of Taxes. Any such amounts so deducted or withheld shall be paid over to the appropriate Governmental Entity and, to the extent such amounts are timely paid to the appropriate Governmental Entity, treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid in satisfaction of the corresponding obligations hereunder.

(g)    Preferred Stock Consideration Adjustment. Parent may elect, by notice to the Company delivered not later than 5:00 p.m. on the third (3rd) Business Day prior to the anticipated Closing Date, to reduce the Preferred Exchange Ratio, such that, pursuant to the defined terms “Cash Consideration” and “Preferred Reduction Adjustment Amount”, the aggregate amount of the Cash Consideration increases by the amount of the Preferred Reduction Adjustment Amount. Notwithstanding the foregoing, Parent may not elect to reduce the Preferred Exchange Ratio such that the total face amount of Series A Preferred Stock issued would be less than $100 million unless the Preferred Exchange Ratio is reduced to zero. Any notice delivered pursuant to this Section 2.01(g) shall set forth the amount by which the Preferred Exchange Ratio is to be reduced, the resulting Preferred Exchange Ratio, the Preferred Reduction Adjustment Amount and the Cash Consideration.

SECTION 2.02    Exchange of Certificates.

(a)    Exchange Agent. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with a bank or trust company designated by the Company and reasonably acceptable to Parent (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock (subject to Section 2.01(b) (Cancelation of Treasury Stock and Parent-Owned Stock) and Section 2.01(d) (Appraisal Rights)) as of immediately prior to the Effective Time, for exchange in accordance with this Article II, through the Exchange Agent, (i) book-entry shares representing the full number of shares of Parent Common stock and Depositary Shares included in the Merger Consideration and (ii) sufficient funds for the payment of the aggregate amount of cash included in the Merger Consideration (the “Exchange Fund”). Parent shall additionally deposit in the Exchange Fund, after the Effective Time on the appropriate payment date, if applicable, and provide or cause to be provided any dividends or other distributions payable on the shares of Parent Common Stock and Depositary Shares included in the Exchange Fund in accordance with Section 2.02(i). In the event the cash portion of the Exchange Fund shall be insufficient to make the payment of the aggregate Merger Consideration pursuant to Section 2.01(c), Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount sufficient to make such payments. Funds made available to the Exchange Agent shall be invested by the Exchange Agent, as directed by the Surviving Corporation, in direct short-term obligations of, or direct short-term obligations fully guaranteed as to principal and interest by, the United States of America with maturities of no more than thirty (30) days, pending payment thereof by the Exchange Agent to the holders of shares of Company Common Stock pursuant to Section 2.01(c); provided, however, that no investment of such deposited funds shall relieve Parent, the Surviving Corporation or the Exchange Agent from promptly making the payment of the aggregate Merger Consideration as required by Section 2.01(c), and following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent, for the benefit of the holders of Company Common Stock as of immediately prior to the Effective Time, in the amount of such losses, which additional funds will be held and disbursed in the same manner as funds initially deposited with the Exchange Agent for payment of the aggregate Merger Consideration to such holders of Company Common Stock. Parent shall direct the Exchange Agent to hold the Exchange Fund for the benefit of such holders of Company Common Stock and to make payments from the Exchange Fund in accordance with this Section 2.02. The Exchange Fund shall not be used for any purpose other than to fund payment of the aggregate Merger Consideration pursuant to Section 2.01(c).

(b)    Exchange Procedures. The Surviving Corporation shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time, to each holder of record of Certificates that immediately before the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive Merger Consideration pursuant to Section 2.01(c) (Conversion of Company Common Stock), (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for Merger

Consideration. Upon surrender of a Certificate for cancelation to the Exchange Agent or to such other agent or agents as may be appointed by the Company, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (x) the Merger Consideration pursuant to Section 2.01(c) (Conversion of Company Common Stock) and (y) any dividends or other distributions payable pursuant to Section 2.02(i), if applicable, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable. Subject to the last sentence of Section 2.02(c) (No Further Ownership Rights in Company Common Stock), until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender (x) the Merger Consideration into which the shares of Company Common Stock theretofore represented by such Certificate have been converted pursuant to Section 2.01(c) (Conversion of Company Common Stock) and (y) any dividends or other distributions payable pursuant to Section 2.02(i), if applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(c)    No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of Section 2.01(c) upon conversion of any shares of Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately before the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(d)    Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investment thereof) that remains undistributed to the holders of Company Common Stock for one year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation or Parent for payment of its claim for Merger Consideration.

(e)    No Liability. None of Parent, Merger Sub, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered before such date on which any cash in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such cash in respect of such Certificate shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f)    Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate any cash that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

(g)    Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by the Surviving Corporation in accordance with Section 2.02(a) (Exchange Agent), on a daily basis. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation.

(h)    Uncertificated Shares. In the case of any outstanding shares of Company Common Stock that are not represented by Certificates, the parties shall make such adjustments to this Section 2.02 as are necessary or appropriate to implement the same purpose and effect that this Section 2.02 has with respect to shares of Company Common Stock that are represented by Certificates.

(i)    Dividends or Distributions with Respect to Parent Common Stock. Subject to applicable Law, following surrender of a Certificate (or affidavit of loss in lieu thereof) for cancelation to the Exchange Agent, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange for such Certificate, without interest, (i) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to
Section 2.02(b), the amount of dividends or other distributions, if any, with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date after the Effective Time but prior to such delivery of such shares of Parent Common Stock by the Exchange Agent pursuant to Section 2.02(b), and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.02(b), payable with respect to such shares of Parent Common Stock.

SECTION 2.03    Treatment of Company Options, Restricted Stock Units and Equity Plans.

(a)    Treatment of Company Options. Prior to the Effective Time, the Company Board (or, if appropriate, a duly authorized committee thereof) shall adopt appropriate resolutions as are necessary to provide that, immediately prior to the Effective Time, each outstanding option to purchase shares of Company Common Stock granted under a Company Stock Plan (the “Company Options”) shall be fully vested and canceled and, in exchange therefor, each holder of any such canceled Company Option shall be entitled to receive, in consideration of the cancelation of such Company Option and in full settlement therefor, a payment in cash of an amount equal to the product of (i) the total number of shares of Company Common Stock subject to such canceled Company Option and (ii) the excess, if any, of (A) the Merger Consideration Value over (B) the exercise price per share of Company Common Stock subject to such canceled Company Option, without interest (such amounts payable hereunder, the “Option Payments”); provided, however, that any such Company Option with respect to which the exercise price per share of Company Common Stock subject thereto is greater than or equal to the Merger Consideration Value shall be canceled in exchange for no consideration. From and after the Effective Time, no Company Option shall be exercisable, and each Company Option shall entitle the holder thereof only to the payment, if any, provided for in this Section 2.03(a). For purposes of this Agreement, “Merger Consideration Value” means the sum of (1) the Cash Consideration, (2) the product of (a) the Common Exchange Ratio and (b) the Average Parent Stock Price, and (3) the product of (a) the Preferred Exchange Ratio and (b) the face value of a Depositary Share.

(b)    Treatment of Restricted Stock Units. Prior to the Effective Time, the Company Board (or, if appropriate, a duly authorized committee thereof) shall adopt appropriate resolutions as are necessary to provide that, immediately prior to the Effective Time, each outstanding restricted stock unit award with respect to shares of Company Common Stock granted under a Company Stock Plan (whether subject to time-based vesting criteria, performance-based vesting criteria or any combination thereof) (“Restricted Stock Units”) that was granted prior to the date hereof shall be fully vested (in the case of any Restricted Stock Units subject to performance-based vesting criteria, in accordance with the terms of the applicable award agreements) and canceled and, in exchange therefor, each holder of any such canceled Restricted Stock Units shall be entitled to receive, in consideration of the cancelation of such Restricted Stock Units and in full settlement therefor, a payment in cash of an amount equal to the sum of (i) the product of (A) the total number of shares of Company Common Stock subject to such canceled Restricted Stock Units and (B) the Merger Consideration Value, plus (ii) any accrued but unpaid dividends payable to the holder of such Restricted Stock Units, including all accrued but unpaid interest thereon (such amounts payable hereunder, the “RSU Payments”). From and after the Effective Time, each Restricted Stock Unit award shall entitle the holder thereof only to the payment provided for in this Section 2.03(b). Notwithstanding anything herein to the contrary, in the case of any Restricted Stock Unit granted on or after the date hereof, such Restricted Stock Unit shall be treated in accordance with Schedule 5.01(a)(v)(6).

(c)    Termination of Company Stock Plans. As of the Effective Time, all Company Stock Plans shall terminate, and no further Company Options, Restricted Stock Units or other rights with respect to shares of Company Common Stock shall be granted thereunder. Prior to the Effective Time, the Company Board (or, if appropriate, a duly authorized committee thereof) shall adopt appropriate resolutions as are necessary to give effect to this Section 2.03(c).

(d)    Parent Funding; Payment. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Company cash in the amount necessary to make the Option Payments, if any, required under Section 2.03(a) (Treatment of Company Options) and the RSU Payments, if any, required under Section 2.03(b) (Treatment of Restricted Stock Units). Parent shall cause the Surviving Corporation to make any such payments (after giving effect to any required Tax withholding) as promptly as practicable after the Closing Date, but in no event later than the next regularly scheduled payroll date of the Surviving Corporation that is at least eight (8) Business Days following the Closing Date, through the payroll system or payroll provider of the Surviving Corporation.

SECTION 2.04    Fractional Shares. No fractional shares of Parent Common Stock or Depositary Shares shall be issued in connection with the Merger, no certificate or scrip representing fractional Parent Common Stock or Depositary Shares shall be issued upon the surrender for exchange of Certificates, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each Holder who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock or a Depositary Share (after aggregating all such shares delivered by such holder) shall receive, in lieu thereof and upon surrender of any right thereto, cash, without interest, in an amount, rounded to the nearest whole cent, representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent, on behalf of all such holders, of shares of Parent Common Stock or Depositary Shares, as applicable, that would otherwise be issued.

ARTICLE III

Representations and Warranties of the Company

Except as set forth in the Schedules or in the Filed Company SEC Documents (provided that in no event shall (i) any disclosure set forth or referenced under the heading “Risk Factors”, except for any historical facts, or (ii) any disclosure set forth in any “forward-looking statements” disclaimer or any other general statements to the extent they are non-specific, cautionary, predictive or forward looking in nature, in each case, that is included in any part of any Company SEC Documents be deemed to be an exception to, or, as applicable, disclosure for purposes of, any representations and warranties of the Company contained in this Agreement) (it being agreed and understood that any matter disclosed in the Filed Company SEC Documents shall not be deemed disclosed for purposes of Section 3.01, paragraphs (a) and (b) of Section 3.02, Section 3.03, Section 3.07(a) and Section 3.21), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01    Organization, Standing and Power.

(a)    The Company and each of its subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all necessary power and authority to own, lease and operate its assets, properties and rights and to carry on its business as currently conducted, except, in the case of the Company Subsidiaries, where the failure of a Company Subsidiary to be in good standing or have such power or authority, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Schedule 3.01(a) lists each Significant Company Subsidiary and its jurisdiction of organization. The Company and each Company Subsidiary is duly qualified, licensed and in good standing to do business in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties make such qualification necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. For purposes of this Agreement, “Significant Company Subsidiary” means any Company Subsidiary that constitutes a significant subsidiary within the meaning of Rule 1-02 of Regulation S-X.

(b)    The Company has made available to Parent true and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the By-laws of the Company, as amended to the date of this Agreement (as so amended, the “Company By-laws”), and the comparable charter and organizational documents of each Significant Company Subsidiary, in each case as amended through the date of this Agreement. Neither the Company nor any Significant Company Subsidiary is in violation of any provisions of its respective certificate of incorporation, by-laws or other applicable organizational documents in any material respect.

SECTION 3.02    Capital Stock of the Company and the Company Subsidiaries.

(a)    The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 15,000,000 shares of Class B Preferred Stock, par value $1.00 per share (the “Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on January 9, 2020 (the “Reference Date”), (i) 33,830,569 shares of Company Common Stock and no shares of Company Preferred Stock were issued and outstanding, (ii) no shares of Company Common Stock were held by the Company in its treasury and (iii) 200,738 shares of Company Common Stock were subject to outstanding Company Options with a weighted average exercise price of $62.27, 1,092,079 shares of Company Common Stock were subject to outstanding Restricted Stock Units (assuming that any applicable performance metrics were satisfied at maximum levels) and 1,302,182 additional shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans. Schedule 3.02(a) sets forth for each Significant Company Subsidiary the amount of its authorized capital stock, the amount of its outstanding capital stock and the record and beneficial owners of its outstanding capital stock, and there are no other shares of capital stock or other equity securities of any Significant Company Subsidiary issued, reserved for issuance or outstanding, in each case as of the date hereof. Except as set forth above, at the close of business on the Reference Date, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Since the Reference Date, (x) there have been no issuances by the Company of shares of Company Capital Stock or other voting securities of the Company, other than issuances of Company Common Stock pursuant to the exercise of Company Options and the vesting and settlement of Restricted Stock Units, and (y) there have been no issuances by the Company of options, warrants, other rights to acquire shares of Company Capital Stock or other rights that give the holder thereof any economic benefit accruing to the holders of any Company Capital Stock. All outstanding shares of Company Capital Stock and all the outstanding shares of capital stock of each Significant Company Subsidiary have been, and all such shares that may be issued before the Effective Time will be, when issued, duly authorized, validly issued, fully paid and nonassessable and issued in compliance with all applicable securities Laws and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Law (including the DGCL), the Company Charter, the Company By-laws, the certificate of incorporation or by-laws (or comparable documents) of any Significant Company Subsidiary or any contract, lease, license, indenture, agreement, commitment or other legally binding arrangement (“Contract”) to which the Company or any Significant Company Subsidiary is a party or otherwise bound. There are no bonds, debentures, notes or other indebtedness of the Company or any Significant Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of common stock of the Company or any Significant Company Subsidiary may vote (“Voting Company Debt”).

(b)    Except as set forth in Section 3.02(a), as of the date hereof, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units or Contracts to which the Company or any Significant Company Subsidiary is a party or by which any of them is bound (i) obligating the Company or any Significant Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other Equity Interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other Equity Interest in, the Company or any Significant Company Subsidiary or any Voting Company Debt, (ii) obligating the Company or any Significant Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security or Contract or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of, or other Equity Interests in, the Company or any Significant Company Subsidiary. As of the date hereof, there are no outstanding contractual obligations of the Company or any Significant Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock, membership interests, partnership interests, joint venture interests or other Equity Interests of the Company or any Significant Company Subsidiary.

(c)    Schedule 3.02(c) sets forth a true and complete list of all capital stock, membership interests, partnership interests, joint venture interests and other Equity Interests for which an amount in excess of $5,000,000 was invested by the Company or any Significant Company Subsidiary in any Person (other than a Company Subsidiary) owned as of the date hereof, directly or indirectly, by the Company or any Significant Company Subsidiary.

SECTION 3.03    Authority; Execution and Delivery; Enforceability; State Takeover Statutes.

(a)    The Company has full power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and, subject to the receipt of the Company Stockholder Approval, to consummate the Transactions. The execution and delivery by the Company hereof, the performance and compliance by the Company with each of its obligations herein and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. The Company has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, rehabilitation, liquidation, preferential transfer, moratorium and similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and equitable principles of general applicability, whether considered in a proceeding at law or in equity (the “Equitable Exceptions”).

(b)    The Company Board, at a meeting duly called and held, by resolutions duly adopted, has, unanimously, (i) approved this Agreement, the Merger and the other Transactions, (ii) determined that the terms of the Merger and the other Transactions are fair to, and in the best interests of, the Company and its stockholders, (iii) recommended that the Company’s stockholders adopt this Agreement and (iv) declared that this Agreement is advisable. Assuming the accuracy of the representations set forth in Section 4.23 (Ownership of Company Common Stock), such resolutions are sufficient to render the provisions of Section 203 of the DGCL inapplicable to Parent and Merger Sub and to this Agreement, the Merger and the other Transactions. No other “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Laws apply to this Agreement, the Voting Agreement, the Merger or any other Transaction.

(c)    The only vote of holders of any class or series of Company Capital Stock necessary to approve or adopt this Agreement and the Merger is the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”).

SECTION 3.04    No Conflicts; Consents.

(a)    The execution and delivery hereof by the Company do not, and, subject to the receipt of the Company Stockholder Approval, the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, contravene, conflict with, require any consent or notice under, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation, to a right to challenge the Transactions or to loss of a material benefit under, or result in the triggering of any payments pursuant to, or the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company By-laws or the comparable charter or organizational documents of any Company Subsidiary, (ii) any indenture, credit agreement, mortgage, note, instrument of indebtedness, Company Contract or Company Benefit Plan to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound, or (iii) subject to the filings and other matters referred to in Section 3.04(b), any Judgment or Law applicable to the Company or any Company Subsidiary or their respective properties or assets other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had, or would not reasonably be expected to have, a Company Material Adverse Effect.

(b)    No consent, approval, waiver, license, permit, franchise, authorization or Judgment (“Consent”) of, or registration, declaration, notice, report, submission or other filing (“Filing”) with, any government or any arbitrator, tribunal or court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality (in each case whether federal, state, local, foreign, international or multinational) (a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance hereof or the consummation of the Transactions, other than (i) Filings and Consents under the competition, antitrust, merger control or investment laws set forth on Schedule 3.04(b) (the Filings and Consents identified in this clause (i), the “Required Antitrust Filings”), (ii) the filing with the SEC of (A) (x) the proxy statement relating to the Company Stockholders Meeting, which will be used as a prospectus of Parent with respect to the shares of Parent Common Stock and Depositary Shares issuable in connection with the Merger (together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”) and (y) the registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock and Depositary Shares in connection with the Merger will be registered pursuant to the Securities Act and in which the Proxy Statement/Prospectus will be included as a prospectus of Parent (together with any amendments or supplements thereto, the “Form S-4”), and (B) such Filings under Sections 13 and 16 of the Exchange Act as may be required in connection with this Agreement, the Merger and the other Transactions, (iii) such Filings and Consents as may be required under the rules and regulations of the NYSE, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (v) such Filings and Consents as may be required in connection with the Taxes described in Section 6.08 (Transfer Taxes) and (vi) such other Consents or Filings under applicable Law the absence of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.05    SEC Documents; Financial Statements.

(a)    The Company has furnished or filed all reports, schedules, forms, certifications, statements and other documents required to be furnished or filed by the Company with the SEC on a timely basis since December 30, 2016. All such reports, schedules, forms, certifications, statements and other documents (including the exhibits and other information incorporated therein, and including those that the Company may file after the date of this Agreement until the Closing) are referred to herein as the “Company SEC Documents”. As of its respective date of filing, or in the case of a registration statement, on the date of effectiveness of such registration statement, each Company SEC Document complied in all material respects with the requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the NYSE, as the case may be, and the respective rules and regulations thereof applicable to such Company SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no material outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. Since December 30, 2016, the Company has been and is in full compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable rules and regulations of the NYSE. None of the Company Subsidiaries is, or since December 30, 2016 has been, required to file reports with the SEC.

(b)    Each of the consolidated financial statements of the Company included in the Company SEC Documents, including the notes thereto and all related compilations, reviews and other reports issued by the Company’s accountants with respect thereto (the “Company Financial Statements”), (i) complies as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis during the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited interim Company Financial Statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presents in all material respects the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company and the Company Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company Financial Statements, all in accordance with GAAP, subject, in the case of interim Company Financial Statements, to normal year-end adjustments. Neither the Company nor any Company Subsidiary is a party to, or has any obligation or other commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K).

(c)    The Company and the Company Subsidiaries do not have any liabilities or obligations of any nature (whether accrued, absolute, contingent, fixed or otherwise) required by GAAP to be reflected on a consolidated balance sheet of the Company, except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Company Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the Ordinary Course of Business since the date of such balance sheet which would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, and (iii) liabilities or obligations under this Agreement or in connection with the Transactions. This representation shall not be deemed breached as a result of changes in GAAP or in Law after the date hereof.

(d)    The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) with respect to the Company and the Company Subsidiaries as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company has not identified any material weaknesses in its internal controls, and the Company is not aware of any facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and authorizations required pursuant to the rules and regulations adopted pursuant to Section 401 of the Sarbanes-Oxley Act, without qualification, when due. Since December 30, 2016, neither the Company nor any Company Subsidiary has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls or any allegation of fraud that involves management of the Company or any other employee of the Company or any Company Subsidiary who has a significant role in the Company’s internal controls over financial reporting or disclosure controls and procedures. The Company’s management has completed an assessment and conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and the Company’s management concluded that its internal control over financial reporting was effective as of December 28, 2018.

SECTION 3.06    Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Form S-4 (or any amendment or supplement thereto) will, at the time the Form S-4 (or any amendment or supplement thereto) is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading, and (b) the Proxy Statement/Prospectus (in each case, including any amendments or supplements thereto) will, at the date it is first published, mailed or given to the Company’s stockholders, on the date of any amendment or supplement thereto or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. No representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent, Merger Sub or any of their representatives expressly for inclusion or incorporation by reference in the Proxy Statement/Prospectus or the Form S-4.

SECTION 3.07    Absence of Certain Changes or Events. Since the date of the most recent financial statements included in the Filed Company SEC Documents to the date hereof, (a) there has not occurred any action, event, change, event, circumstance, development, occurrence or state of facts that constitutes a Company Material Adverse Effect, (b) the business of the Company and the Company Subsidiaries has been conducted in the Ordinary Course of Business, except in connection with this Agreement and the Transactions, and (c) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date hereof, would require Parent’s consent pursuant to Section 5.01(a) except to the extent such actions would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

SECTION 3.08    Assets Other than Real Property Interests. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary has good and valid title to or a valid leasehold interest in or valid license to all the material assets reflected on the most recent financial statements included in the Company SEC Documents or that are otherwise material to the conduct of the business, other than assets disposed of in the Ordinary Course of Business, in each case free and clear of all Liens other than Permitted Liens. The foregoing representations or warranties shall not apply to real property and interests in real property, which are instead the subject of Section 3.09 exclusively.

SECTION 3.09    Real Property.

(a)    Schedule 3.09 sets forth by address all real property and interests in real property owned by the Company or any Company Subsidiary (individually, an “Owned Property”). Schedule 3.09 sets forth by address all real property and interests in real property leased by the Company or any Company Subsidiary (individually, a “Leased Property”; an Owned Property or Leased Property being sometimes referred to herein, individually, as a “Company Property”). Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary has good, valid and marketable fee simple title to all Owned Property free and clear of all Liens other than Permitted Liens. No third party has an option to purchase the Owned Property and there are no leases or other rights to use or occupy any Owned Property or any portion thereof. Neither the Company nor any Company Subsidiaries are party to any agreement to purchase or sell any real property.

(b)    Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the occupancies and uses of the Company Properties, as well as the development, construction, management, maintenance, servicing and operation of the Company Properties, comply in all material respects with all applicable Laws, covenants, conditions, restrictions, easements, licenses, permits and agreements.

(c)    Notwithstanding anything to the contrary contained herein, none of the representations or warranties contained elsewhere in this Article III shall relate to real property matters, which are instead the subject of this Section 3.09 exclusively, unless otherwise expressly provided in this Article III.

SECTION 3.10    Intellectual Property; Data Security.

(a)    Owned Company Intellectual Property. Schedule 3.10 sets forth a list of all Owned Company Intellectual Property that is issued, registered or subject to an application for issuance or registration, in each case that is material to the conduct of the business, taken as a whole, and indicating the owner and jurisdiction of issuance or registration. To the Knowledge of the Company, all the Owned Company Intellectual Property has been duly registered in, filed in or issued by the appropriate Governmental Entity where such registration, filing or issuance is necessary for the conduct of the business of the Company and the Company Subsidiaries as presently conducted and is valid and enforceable. The Company or a Company Subsidiary is the exclusive owner of all the Owned Company Intellectual Property and the Company or a Company Subsidiary has the right to use, subject to the terms of the applicable license agreement, all the Licensed Company Intellectual Property. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has used or distributed any Software licensed, provided or distributed under any open source license in any manner that would require any source code of the Software included in Owned Company Intellectual Property to be disclosed, licensed for free, publicly distributed, attributed to any Person or dedicated to the public.

(b)    Proprietary Information. Except as would not have a Company Material Adverse Effect, the Company and each Company Subsidiary has taken reasonable steps to protect its rights in its confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third Persons provided to the Company or any Company Subsidiary.

(c)    No Infringement. Since December 30, 2016 through the date hereof, (i) none of the Company and the Company Subsidiaries have received any written communication from any Person asserting or challenging the ownership, validity or enforceability of the Owned Company Intellectual Property, (ii) to the Knowledge of the Company, none of the Owned Company Intellectual Property has been or is being infringed, misappropriated, diluted, violated or otherwise used or made available for use by any Person without a license or permission from the Company or the Company Subsidiaries, and (iii) the conduct of the business of the Company and the Company Subsidiaries has not and does not infringe, misappropriate, dilute or otherwise violate the Intellectual Property of any other Person, except, in the case of the foregoing clauses (ii) and (iii), as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)    Data Security. The Company and the Company Subsidiaries (i) have implemented and maintained reasonable written information security, business continuity and backup and disaster recovery plans and procedures that are consistent with applicable Law and (ii) have taken commercially reasonable steps to assess and test such plans and procedures on no less than an annual basis, and such tests indicate that such plans and procedures are adequate in all material respects. Since December 30, 2016, (x) there has been no material failure, breakdown, persistent substandard performance, unauthorized access or use, or other material adverse event affecting any of the Company IT Systems, and (y) the Company and the Company Subsidiaries have not been notified by any Person (including pursuant to an audit of the business of the Company and the Company Subsidiaries by such Person) of any material data security, information security or other technological deficiency with respect to the Company IT Systems, in each case of (x) and (y), that has caused or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.11    Information Technology. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all material information technology and computer systems relating to the transmission, storage, maintenance or analysis of data in electronic format necessary to the conduct of the business of the Company and the Company Subsidiaries are (a) in good working condition to perform all information technology operations necessary to conduct the business of the Company and the Company Subsidiaries as presently conducted and (b) do not contain any Malware that would be reasonably expected to interfere in any material respect with the ability of the Company and its Subsidiaries to conduct its business or present a material risk of unauthorized access, disclosure, use, corruption, destruction or loss of any personal or non-public information.

SECTION 3.12    Contracts.

(a)    Schedule 3.12(a) sets forth a list of each Company Contract that has not been filed as an exhibit to a Company SEC Document. “Company Contracts” means the following Contracts (other than, in each case, any Company Benefit Plan) to which the Company or any Company Subsidiary is a party:

(1)    any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K);

(2)    any collective bargaining Contract or other material Contract with any labor organization, union, association or other employee representative of a group of employees;

(3)    any Contract that (A) limits or restricts, in any material respect, the Company or a Company Subsidiary (or would, from and after the Effective Time, limit or otherwise restrict Parent or any of its Affiliates) from competing in any line of business or with any Person or competing or operating in any geographic region, (B) contains exclusivity obligations binding on the Company or a Company Subsidiary or (C) grants any right of first refusal, right of first negotiation or offer, “most favored nation” or similar right in favor of any third party other than (x) “most favored nations” or similar rights in favor of customers agreed to in the Ordinary Course of Business or (y) any such Contracts that are generally described in Schedule 3.12(a)(3);

(4)    any Contract between the Company or a Company Subsidiary, on the one hand, and any director, officer or Affiliate of the Company or a Company Subsidiary, on the other hand, other than any contract solely between or among the Company and/or a wholly owned Company Subsidiary;

(5)    any Contract under which the Company or a Company Subsidiary has borrowed any money (or has commitments with respect thereto) from any Person (other than the Company or a Company Subsidiary) or any other note, bond, debenture, guarantee or other evidence of indebtedness (or commitments with respect thereto) of the Company or a Company Subsidiary (other than in favor of the Company or a Company Subsidiary) in any such case that, individually, is in excess of $2,000,000;

(6)    any Contract under which (A) any Person (other than the Company or a Company Subsidiary) has directly or indirectly guaranteed outstanding liabilities of the Company or a Company Subsidiary or (B) the Company or a Company Subsidiary has directly or indirectly guaranteed outstanding liabilities of any Person (other than the Company or a Company Subsidiary), in each case, that, individually, is in excess of $2,000,000;

(7)    any Contract under which the Company or a Company Subsidiary, directly or indirectly, has agreed to make, after the date hereof, any advance, loan, extension or credit or capital contribution to, or other investment in, any Person (other than the Company or any Company Subsidiary and other than extensions of trade credit in the Ordinary Course of Business) in any such case that, individually, is in excess of $2,000,000;

(8)    any Contract with any of the ten (10) largest suppliers of inventory (by annual spend) to the Company or a Company Subsidiary during the fiscal year ended December 28, 2018, other than purchase orders entered into in the Ordinary Course of Business (collectively, “Supplier Contracts”);

(9)    any Contract with any of the ten (10) largest customers (by annual spend) within each business segment of the Company during the fiscal year ended December 28, 2018 (collectively, “Customer Contracts”), other than purchase orders entered into in the Ordinary Course of Business;

(10)    any Contract that by its terms is reasonably expected to result in future payments by or to the Company or a Company Subsidiary of more than $10,000,000 annually, other than Contracts (including purchase orders) with customers or suppliers of inventory in the Ordinary Course of Business;

(11)    any Contract for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests (other than Customer Contracts and inventory sales in the Ordinary Course of Business) pursuant to which (A) the Company reasonably expects aggregate consideration (including assumption of debt) of at least of $5,000,000 or (B) the Company or any Company Subsidiary has any ongoing indemnification or other material outstanding obligations as of the date of this Agreement (other than indemnification obligations in respect of representations and warranties that survive indefinitely or for periods equal to a statute of limitations);

(12)    any Contract pursuant to which a right to use any Intellectual Property that is material to the Company or a Company Subsidiary is granted by (A) the Company or a Company Subsidiary to a third Person or (B) a third Person to the Company or a Company Subsidiary, other than (i) COTS Licenses and (ii) any non-exclusive license that is incidental to the transaction contemplated in the applicable Contract;

(13)    any Contract for any joint venture, partnership, limited liability company or similar arrangement, other than any such agreement or arrangement solely between or among the Company and/or any wholly owned Company Subsidiary;

(14)    any Contract for future capital expenditures in an amount in excess of $5,000,000; and

(15)    any Real Property Lease pursuant to which the Company or any Company Subsidiary is obligated to make annual rent payments exceeding $750,000.

(b)    Since January 1, 2019 through the date hereof, the Company has not amended or modified the material economic terms of any Supplier Contract in such a way as to reduce the expected business or economic benefits thereof (other than in the Ordinary Course of Business).

(c)    (i) Subject to the Equitable Exceptions, each Company Contract is valid, binding, in full force and effect and enforceable by the Company and/or the applicable Company Subsidiary and, to the Knowledge of the Company, each other party thereto, except where the failure to be valid, binding, in full force and effect or enforceable has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) the Company and/or the applicable Company Subsidiary and, to the Knowledge of the Company, each other party thereto, has performed all obligations required to be performed by it under each Company Contract, except where such nonperformance has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (iii) neither the Company nor any Company Subsidiary has received written notice, or, to the Knowledge of the Company, verbal notice, of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a breach or default on the part of the Company or any Company Subsidiary under any Company Contract, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (iv) to the Company’s Knowledge, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a breach or default on the part of any counterparty under any Company Contract, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any written notice of the intention of any party to terminate, not renew or renegotiate in any material respects the terms of any Company Contract except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. True and complete copies of all Company Contracts not filed as an exhibit to a Company SEC Document have been made available to Parent.

SECTION 3.13    Permits. (a) The Company and each Company Subsidiary is in possession of all certificates, licenses, franchises, consents, permits, authorizations, exemptions, and approvals of, or filings or registrations with, or issued by, any Governmental Entity, or required by any Governmental Entity to be obtained (“Permits”), in each case necessary for the lawful conduct of the business of the Company and the Company Subsidiaries as presently conducted, and (b) (i) all such Permits are valid and in full force and effect and (ii) neither the Company nor any Company Subsidiary is in default under, and no condition exists that with notice or lapse or time or both would constitute a default under, such Permits and (iii) none of such Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the Transactions, in each case of clauses (a) and (b) except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.14    Insurance. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all insurance policies maintained with respect to the Company and the Company Subsidiaries, their respective assets and properties, or their directors, officers or employees are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date), and as of the date hereof, no written notice of cancelation or termination has been received with respect to any such policy that has not been replaced on substantially similar terms before the date of such cancelation.

SECTION 3.15    Taxes.

(a)    The Company and each Company Subsidiary has duly and timely filed, or has caused to be duly and timely filed on its behalf, all income and other material Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate in all material respects. All material Taxes of the Company and the Company Subsidiaries (whether or not shown to be due on such Tax Returns) have been duly and timely paid. All Taxes required to be withheld by the Company or any Company Subsidiaries have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Entity or properly set aside in accounts for such purpose.

(b)    The most recent financial statements contained in the Filed Company SEC Documents reflect an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries (in addition to any reserve for deferred Taxes to reflect temporary differences between book and Tax items) for all Taxable periods and portions thereof through the date of such financial statements. No deficiency with respect to any material amount of Taxes which has been asserted or assessed (or, to the Knowledge of the Company, proposed or threatened) against the Company or any Company Subsidiary remains unpaid or unresolved, and no requests for waivers of the time to assess any such Taxes are pending. None of the Company or any Company Subsidiary is currently under audit, examination, investigation or other proceeding by any Governmental Entity with respect to material Taxes or a material Tax Return.

(c)    The federal income Tax Returns of the Company and each Company Subsidiary consolidated in such Tax Returns have been examined by and settled with the IRS, or have closed by virtue of the expiration of the relevant statute of limitations, for all years through 2015. All material assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid.

(d)    No jurisdiction (whether within or without the United States) in which the Company or any of its Subsidiaries has not filed a particular type of Tax Return or paid a particular type of Tax has asserted that the Company or such Company Subsidiary is required to file such Tax Return or pay such type of Tax in such jurisdiction.

(e)    None of the Company or any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign income Tax law), (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) any election pursuant to Section 108(i) or Section 451 of the Code (or any similar provision of state, local or foreign Law) or (v) using the deferral method provided for under Revenue Procedure 2004-34 in respect of any transaction occurring or payment received prior to the Closing.

(f)    None of the Company or any Company Subsidiary has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state or local Law), in either case that would be binding upon the Company or any of the Company Subsidiaries after the Closing Date.

(g)    There are no material Liens for Taxes (other than Permitted Liens) on the assets of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary (i) is bound by any agreement requiring it to make a payment to a Person (other than the Company or any Company Subsidiary) with respect to Taxes or (ii) has any liability for the Taxes of any Person (whether under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, as a transferee or successor, pursuant to any Tax sharing or indemnity agreement or other contractual agreements, or otherwise).

(h)    None of the Company or any Company Subsidiary has participated or engaged in any transaction that constitutes a “listed transaction” within the meaning of Treasury Regulations section 1.6011-4(c) (or any analogous, comparable or similar provision of state, local or foreign Law).

(i)    Neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code (x) in the two (2) years prior to the date of this Agreement or (y) in a distribution that could otherwise constitute a “plan” or “series of related transactions” in conjunction with the transaction contemplated by this Agreement.

(j)    The Company has validly elected pursuant to Section 965(h) of the Code to defer its Section 965(h) net tax liability, and except for the Merger contemplated by this Agreement, neither the Company nor any Company Subsidiary has taken any action that would be treated as an acceleration event under Treasury Regulations Section 1.965-7(b)(3).

SECTION 3.16    Proceedings. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of the Company, threatened to which the Company or any Company Subsidiary is a party, or, to the Knowledge of the Company, that affects the business or assets of the Company or any Company Subsidiary (a) where the claimant is seeking monetary damages in excess of $1,000,000, (b) that seeks any material injunctive relief or (c) that relates to the Transactions. As of the date of this Agreement, there are no material Judgments outstanding (or, to the Knowledge of the Company, threatened to be imposed) against the Company or any Company Subsidiary.

SECTION 3.17    Compliance with Laws. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole: (a) the Company and the Company Subsidiaries are, and since December 30, 2014 have been, in compliance with, and are not in violation of, any applicable Law (including Privacy Laws) with respect to the conduct of their respective businesses (including labor and employment matters), or the ownership or operation of their respective properties or assets; (b) as of the date hereof, neither the Company nor any Company Subsidiary has received any written communication during the past two years from a Governmental Entity that alleges that the Company or a Company Subsidiary is not in compliance with any Law; (c) from December 30, 2014 through the date hereof, neither the Company nor any Company Subsidiary, nor any of their respective directors, officers or employees, nor, to the Knowledge of the Company, any agents or any other Person authorized to act, and acting, on behalf of the Company or any Company Subsidiary has, directly or indirectly, in connection with the business activities of the Company, taken any act in furtherance of a payment, gift, bribe, rebate, loan, payoff, kickback or any other transfer of value – or offer, promise or authorization thereof – to any individual or entity, including any Government Official, for the purpose of: (i) improperly influencing or inducing such individual or entity to do or omit to do any act or to make any decision in an official capacity or in violation of a lawful duty; (ii) inducing such individual or entity to influence improperly his or her or its employer, public or private, or any Governmental Entity (including, but not limited to, any state-controlled or state-owned entity), to affect an act or decision of such employer or Governmental Entity, including to assist any individual or entity in obtaining or retaining business; or (iii) securing any improper advantage; and (d) from December 30, 2014 through the date hereof, neither the Company nor any Company Subsidiary, nor any of their respective directors, officers or employees, nor, to the Knowledge of the Company, any agents or any other Person authorized to act, and acting, on behalf of the Company or any Company Subsidiary has, directly or indirectly, (x) violated or taken any act in furtherance of violating any provision of the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the U.K. Bribery Act 2010, or any other anti-corruption or anti-bribery Laws or regulations applicable to the Company, in each case in connection with the business activities of the Company or (y) engaged in transactions (i) connected with any government, country or other individual or entity that is the target of U.S. economic sanctions administered by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”) or the target of any applicable U.N., E.U. or other international sanctions regime, including any transactions with specially designated nationals or blocked persons designated by OFAC or with persons on any U.N., E.U. or U.K. asset freeze list or (ii) prohibited by any Law administered by OFAC, or by any other economic or trade sanctions Law of the U.S. or any other jurisdiction. “Government Official” shall mean any: (i) officer, employee or other individual acting for or on behalf of any Governmental Entity (including, but not limited to, any state-owned or state-controlled entity) or public international organization; or (ii) holder of or candidate for public office, political party or official thereof or member of a royal family, or any other individual acting for or on behalf of the foregoing.

SECTION 3.18    Environmental Matters. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) none of the Company and the Company Subsidiaries has received any written communication from a Governmental Entity or other Person that alleges that the Company or any Company Subsidiary is in violation in any material respect with any Environmental Law, the substance of which has not been resolved, (ii) the Company and the Company Subsidiaries hold, and are in compliance with, all material Permits required for the Company and the Company Subsidiaries to conduct their respective businesses under Environmental Laws as conducted as of the date hereof, and are, and since December 30, 2016 have been, in compliance in all material respects with all Environmental Laws, (iii) neither the Company nor any Company Subsidiary is party to any Proceeding (excluding an investigation), and to the Knowledge of the Company, no Proceeding is threatened and no investigation is pending, and neither the Company nor any Company Subsidiary has entered into or agreed to any Judgment or is subject to any outstanding Judgment, in each case relating to compliance with or liability under any Environmental Law or to investigation, remediation or cleanup of or exposure to any Hazardous Material, and with regard to any Judgment, for which the Company or any Company Subsidiary has material outstanding obligations, and (iv) there have been no Releases of Hazardous Materials on, at, under or from any of the Company Properties or any other property or facility formerly owned, leased or operated by the Company, any Company Subsidiary or any of their respective predecessors that would reasonably be expected to result in material liability for the Company or any Company Subsidiary. Notwithstanding anything to the contrary contained herein, none of the representations or warranties contained elsewhere in this Article III shall relate to Environmental Laws, releases of Hazardous Materials or other environmental matters, which are instead the subject of this Section 3.18 exclusively.

SECTION 3.19    Employee Benefits.

(a)    Schedule 3.19(a) sets forth a list of all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), regardless of whether or not subject to ERISA and regardless of whether or not relating to employees within or without the United States) (“Company Pension Plans”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA regardless of whether or not subject to ERISA and regardless of whether or not relating to employees within or without the United States) and all other bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, paid time-off, severance, employment, consulting, termination indemnity, change-in-control, disability, death benefit, hospitalization, medical, fringe benefit and other compensatory or benefit plans, agreements, arrangements or understandings entered into, maintained, sponsored or contributed to, or required to be entered into, maintained, sponsored or contributed to, by the Company or any Company ERISA Affiliate for the benefit of any current or former employees, officers, directors or other individual service providers of the Company or any Company Subsidiary or for which the Company or any Company ERISA Affiliate may have any liability (collectively, “Company Benefit Plans”), in each case, that are material. Schedule 3.19(a) separately identifies each material Company Benefit Plan that is maintained primarily for the benefit of Persons located outside the United States (each, a “Non-U.S. Company Benefit Plan”). Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and the Company Subsidiaries taken as a whole, since December 30, 2016, each Company Benefit Plan (other than a Non-U.S. Company Benefit Plan) has been established, maintained, funded, operated and administered in compliance with its terms and the requirements of applicable Law. The Company has made available to Parent true and complete copies as of the date hereof of (i) each material Company Benefit Plan and all amendments thereto or, with respect to any material Company Benefit Plan that is not in writing, a written description of the material terms thereof, (ii) the most recent annual report on Form 5500 filed with the IRS with respect to each Company Benefit Plan or equivalent filing in any relevant jurisdiction (if any such report was required), (iii) the most recently received IRS determination letter, if any, relating to such Company Benefit Plan, (iv) the most recent actuarial report and/or financial statement, if any, relating to such Company Benefit Plan, and (v) the most recent summary plan description for each material Company Benefit Plan for which such summary plan description is required and (vi) each related trust agreement, annuity contract, insurance contract or document in respect of any other funding arrangement relating to any material Company Benefit Plan. The parties agree and acknowledge that the Company may provide updates to Schedule 3.19(a) to include Non-U.S. Company Benefit Plans, and may make available to Parent true and complete copies of the materials required by the last sentence of this Section 3.19(a), in each case, by no later than 30 days following the date hereof, and that any such additional disclosure within such period shall be deemed to satisfy the requirements of this Section 3.19(a) (except for purposes of determining whether there is, as of the Closing Date, a Company Material Adverse Effect pursuant to Section 7.02(a)).

(b)    With respect to the United States of America and except as has not had, or would not be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Company Pension Plans have been the subject of determination or opinion letters from the IRS to the effect that such Company Pension Plans are qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the Knowledge of the Company, has revocation been threatened and there are no existing circumstances that would reasonably be expected to adversely affect the qualified status of each such Company Pension Plan.

(c)    With respect to each Company Pension Plan subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, (ii) no Company Pension Plan is, or is expected to be, “at-risk” (under Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (iii) no liability under Title IV of ERISA has been incurred by the Company or any Company ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to the Company or any Company ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to a liability (whether actual or contingent) thereunder. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, any Company Subsidiary, any officer of the Company or any Company Subsidiary or any of the Company Benefit Plans that are subject to ERISA, including the Company Pension Plans, any trusts created thereunder or any fiduciary, trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility.

(d)    Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no Company Benefit Plan is the subject of an audit, investigation or other administrative proceeding by the IRS, the Department of Labor, or any other Governmental Entity (within or without the United States), nor is any such audit, investigation or other administrative proceeding, to the Knowledge of the Company, threatened, (ii) there are no actions, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened, involving any Company Benefit Plan, (iii) all contributions, reimbursements, premium payments and other payments required to have been made under or with respect to each Company Benefit Plan as of or prior to the date hereof have been made or accrued (as applicable) on a timely basis in accordance with applicable Law and the terms of such Company Benefit Plan.

(e)    Schedule 3.19(e) contains a list of (A) each plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, including any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code) and any single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) that is subject to Sections 4063, 4064 or 4069 of ERISA or Section 413(c) of the Code maintained by the Company or any Company ERISA Affiliate or to which the Company or any Company ERISA Affiliate contributes or is required to contribute, or in which the Company or a Company ERISA Affiliate otherwise participates or in any way has or may have any material direct or indirect liability (including any such plan which the Company or any Company ERISA Affiliate contributed to, maintained, sponsored or was required to the contribute to or maintain at any point within the past six (6) years); and (B) each plan or arrangement that provides for post-employment medical, life or other welfare benefits (other than health continuation coverage required by Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA or otherwise as required by applicable Law). Other than as set forth on Schedule 3.19(e), no Company Benefit Plan is a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA).

(f)    The Company has no obligations to gross-up or reimburse any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(g)    The execution, delivery and performance by the Company of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, in any case, whether alone or in combination with any other event, including a termination of employment on or following the Closing Date, (i) entitle any current or former employee, officer, director or individual service provider of the Company or any Company Subsidiary to severance pay or any other payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan, (iii) impose any restrictions on the rights of the Company or any Company Subsidiary to amend or terminate any Company Benefit Plan or (iv) result in any breach or violation of, or a default under, any Company Benefit Plan.

(h)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Non-U.S. Company Benefit Plan (A) has been maintained and operated in accordance with, and is in compliance with, its terms, applicable local Law, government taxation and funding requirements, and with any agreement entered into with a works council, or labor organization in all material respects and (B) to the extent required to be registered or approved by any Governmental Entity, has been registered with, or approved by, such Governmental Entity and, to the Company’s Knowledge, nothing has occurred that would adversely affect such registration or approval, (ii) to the extent intended to be funded and/or book-reserved, each Non-U.S. Company Benefit Plan is funded and/or book reserved, as appropriate, based upon reasonable country- or region-specific actuarial assumptions and (iii) the Company and each Company Subsidiary have no material unfunded liabilities with respect to any such Non-U.S. Company Plan.

SECTION 3.20    Employee and Labor Matters.

(a)    Except as set forth on Schedule 3.20(a), there are no labor unions, works councils, or other similar labor organizations representing any employees employed by the Company or any Company Subsidiary. Since December 30, 2016, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there has not occurred and, to the Knowledge of the Company, there is not threatened, (i) any labor strike, dispute, work stoppage, picketing or lockout against the Company or any Company Subsidiary; (ii) any union organizational campaign with respect to the employees of the Company or any Company Subsidiary and no question concerning representation of such employees exists; (iii) any unfair labor practice; (iv) any unfair labor practice charges or complaints against the Company or any Company Subsidiary before the National Labor Relations Board or equivalent board or body in any relevant jurisdiction; (v) any union grievances against the Company as to which there is a reasonable possibility of adverse determination; (vi) any charges against the Company or any Company Subsidiary or any of their current or former employees before the Equal Employment Opportunity Commission or any state, governmental or local agency in any relevant jurisdiction responsible for the prevention of unlawful employment practices as to which there is a reasonable likelihood of adverse determination or (vii) any application for representation or certification of a labor union, works council, or other labor organization seeking to represent any employees of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has received any written communication since December 30, 2016 through the date hereof of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation of the Company or any Company Subsidiary and, to the Knowledge of the Company, no such investigation is in progress.

(b)    As of the date hereof, (i) there is no pending or, to the Knowledge of the Company, threatened claim or litigation, or internal or external complaint, against the Company or any Company Subsidiary with respect to allegations of sexual or other workplace harassment or misconduct or hostile work environment that is reasonably likely to be adversely determined in relation to the Company or such Company Subsidiary, (ii) there are no pending investigations involving accusations against any current or former employee, officer, director or individual service provider of the Company or any Company Subsidiary of sexual or other workplace harassment or misconduct or creating a hostile work environment, and (iii) there has been no settlement of, or payment arising out of or related to, any litigation or claim with respect to sexual or other workplace harassment or misconduct or hostile work environment.

(c)    To the Knowledge of the Company, as of the date hereof, none of the Chief Executive Officer of the Company, any Executive Vice President of the Company or any head of any reporting segment of the Company, or any individual who reports to the Chief Executive Officer of the Company, intends to terminate his or her employment.

(d)    The execution and delivery by the Company of this Agreement, and the performance by the Company of this Agreement would not require the Company, any Company Subsidiary or any of their Affiliates to seek or obtain any consent, engage in consultation with, or issue any notice to or make any filing with (as applicable) any labor unions, works councils or similar organizations representing employees of the Company or any Company Subsidiary.

SECTION 3.21    Brokers. No broker, investment banker, financial advisor or other Person, other than Centerview Partners LLC and Wells Fargo Securities, LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has heretofore made available to Parent a complete and correct copy of the Company’s engagement letter with each of the parties listed in this Section 3.21.

SECTION 3.22    Opinion of Financial Advisor. The Company has received the opinions of Centerview Partners LLC and Wells Fargo Securities, LLC, to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Merger Consideration to be paid to the holders of Company Common Stock (other than Appraisal Shares and shares of Company Common Stock owned by the Company, Parent or Merger Sub or held by any affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders (signed copies of which opinions have been delivered to Parent solely for informational purposes and it is agreed and understood that such opinions may not be relied upon by Parent, or any director, officer or employee of Parent).

SECTION 3.23    Related Party Transactions. Since December 30, 2016 through the date hereof, there are no undisclosed transactions, Contracts, arrangements or understandings between: (i) the Company and any Company Subsidiary, on the one hand, and (ii) any director, officer or employee of the Company or any Company Subsidiary or any Person (other than the Company or any Company Subsidiary) which owns of record or beneficially any equity interest in the Company or any Company Subsidiary, on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K (each, a “Related Party Transaction”).

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Except as set forth in the Schedules or in the Filed Parent SEC Documents (provided that in no event shall (i) any disclosure set forth or referenced under the heading “Risk Factors”, except for any historical facts, or (ii) any disclosure set forth in any “forward-looking statements” disclaimer or any other general statements to the extent they are non-specific, cautionary, predictive or forward looking in nature, in each case, that is included in any part of any Parent SEC Documents be deemed to be an exception to, or, as applicable, disclosure for purposes of, any representations and warranties of Parent contained in this Agreement) (it being agreed and understood that any matter disclosed in the Filed Parent SEC Documents shall not be deemed disclosed for purposes of Section 4.01, Section 4.02, Section 4.03, Section 4.07(a) and Section 4.21), Parent and Merger Sub represent and warrant to the Company as follows:

SECTION 4.01    Organization, Standing and Power.

(a)    Parent and each of its subsidiaries, including Merger Sub (the “Parent Subsidiaries”), is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all necessary power and authority to own, lease and operate its assets, properties and rights and to carry on its business as currently conducted, except, in the case of the Parent Subsidiaries, where the failure of a Parent Subsidiary to be in good standing or have such power or authority, individually or in the aggregate, would not reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole. Parent and each Significant Parent Subsidiary is duly qualified, licensed and in good standing to do business in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties make such qualification necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole. For purposes of this Agreement, “Significant Parent Subsidiary” means any of WESCO Distribution, Inc., WESCO Distribution Canada LP, EECOL Electric Corp., Communications Supply Corporation and TVC Communications, L.L.C.

(b)    Parent has made available to the Company true and complete copies of (i) the organizational documents of Parent, as amended to the date of this Agreement (as so amended, the “Parent Charter”), and the by-laws of Parent, as amended to the date of this Agreement (as so amended, the “Parent By-laws”) and (ii) the comparable charter and organizational documents of Merger Sub, in each case as amended through the date of this Agreement. None of Parent, any Significant Parent Subsidiary nor Merger Sub is in violation of any provisions of its respective certificate of incorporation, by-laws or other applicable organizational documents in any material respect.

SECTION 4.02    Capital Stock of Parent and the Parent Subsidiaries.

(a)    The authorized capital stock of Parent consists of 210,000,000 shares of Parent Common Stock, 20,000,000 shares of Class B Common Stock, par value of $0.01 per share (the “Parent Class B Common Stock”) and 20,000,000 shares of Preferred Stock, par value of

$0.01 per share (the “Parent Preferred Stock” and, together with the Parent Common Stock and Parent Class B Common Stock, the “Parent Capital Stock”). At the close of business on the Reference Date, (i) 41,797,093 shares of Parent Common Stock, no shares of Parent Class B Common Stock and no shares of Parent Preferred Stock were issued and outstanding, (ii) 17,510,925 shares of Parent Common Stock and 4,339,431 shares of Parent Class B Common Stock were held by Parent in its treasury and (iii) 2,337,049 shares of Parent Common Stock were subject to outstanding stock-settled stock appreciation rights relating to Parent Common Stock (“Parent SARs”) with a weighted average exercise price of $59.72, 363,729 shares of Parent Common Stock were subject to outstanding restricted stock units relating to Parent Common Stock (“Parent Restricted Stock Units”), 390,610 shares of Parent Common Stock were subject to outstanding performance share awards relating to Parent Common Stock (“Parent Performance Share Awards”) (assuming that any applicable performance metrics were satisfied at maximum levels), 81,444 shares of Parent Common Stock were subject to deferred stock units related to Parent Common Stock (“Parent Deferred Stock Units”) and 2,556,535 additional shares of Parent Common Stock were reserved for issuance pursuant to the Parent 1999 Long-Term Incentive Plan, as amended and restated. All of the outstanding capital stock, voting securities of or other ownership interests in each Significant Parent Subsidiary, are owned by Parent, directly or indirectly, free and clear of all Liens other than Permitted Liens. Except as set forth above, at the close of business on the Reference Date, no shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. Since the Reference Date, except as permitted pursuant to or expressly required by this Agreement, (x) there have been no issuances by Parent of shares of Parent Capital Stock or other voting securities of the Company, other than issuances of Parent Common Stock pursuant to the exercise of Parent SARs and the vesting and/or settlement of Parent Restricted Stock Units, Parent Performance Share Awards and Parent Deferred Stock Units and (y) there have been no issuances by Parent of options, warrants, other rights to acquire shares of Parent Capital Stock or other rights that give the holder thereof any economic benefit accruing to the holders of any Parent Capital Stock. All outstanding shares of Parent Capital Stock and all the outstanding shares of capital stock of each Significant Parent Subsidiary have been, and all such shares that may be issued before the Effective Time will be, when issued, duly authorized, validly issued, fully paid and nonassessable and issued in compliance with all applicable securities Laws and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right (except, in each case, for any arrangement solely between or among Parent or any of the Parent Subsidiaries) or any similar right under any provision of Law (including the DGCL), the Parent Charter, the Parent By-laws, the certificate of incorporation or by-laws (or comparable documents) of Merger Sub or any Significant Parent Subsidiary or any Contract to which Parent, Merger Sub or any Significant Parent Subsidiary is a party or otherwise bound. There are no bonds, debentures, notes or other indebtedness of Parent or any Significant Parent Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of common stock of Parent or any Significant Parent Subsidiary may vote (“Voting Parent Debt”), except for Voting Parent Debt issued after the date hereof and not in violation of this Agreement.

(b)    Except as set forth in Section 4.02(a), as of the date hereof, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units or Contracts to which Parent or any Significant Parent Subsidiary is a party or by which Parent is bound (i) obligating Parent or any Significant

Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other Equity Interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other Equity Interest in, Parent, Merger Sub or any Significant Parent Subsidiary or any Voting Parent Debt, (ii) obligating Parent, Merger Sub or any Significant Parent Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security or Contract or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of, or other Equity Interests in, Parent, Merger Sub or any Significant Parent Subsidiary, other than, in the case of each of clauses (i) through (iii), any arrangement solely between or among Parent or any of the Parent Subsidiaries. As of the date hereof, there are no outstanding contractual obligations of Parent or any Significant Parent Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock, membership interests, partnership interests, joint venture interests or other Equity Interests of Parent or any Significant Parent Subsidiary.

SECTION 4.03    Authority; Execution and Delivery; Enforceability.

(a)    Each of Parent and Merger Sub has full power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and to consummate the Transactions. The execution and delivery by each of Parent and Merger Sub of this Agreement, the performance and compliance by Parent and Merger Sub, respectively, with each of their respective obligations herein and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, as applicable. Parent, as sole stockholder of Merger Sub, has adopted this Agreement. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Equitable Exceptions.

(b)    The Parent Board, at a meeting duly called and held, by resolutions duly adopted, has unanimously (i) approved this Agreement, the Merger and the other Transactions and (ii) determined that the terms of the Merger and the other Transactions are fair to, and in the best interests of, Parent and its stockholders.

(c)    The board of directors of Merger Sub, at a meeting duly called and duly held, by resolutions duly adopted, has unanimously (i) approved this Agreement, the Merger and the other Transactions, (ii) determined that the terms of the Merger and the other Transactions are fair to and in the best interests of Merger Sub and Parent, (iii) recommended that Parent adopt this Agreement and (iv) declared that this Agreement is advisable.

(d)    The affirmative vote of the holders of the capital stock of Parent, or any of them, is not necessary to approve this Agreement or to consummate any Transaction.

SECTION 4.04    No Conflicts; Consents.

(a)    The execution and delivery hereof by each of Parent and Merger Sub do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, contravene, conflict with, require any consent or notice under, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation, to a right to challenge the Transactions or to loss of a material benefit under, or result in the triggering of any payments pursuant to, or the creation of any Lien upon any of the properties or assets of Parent or any Parent Subsidiary under, any provision of (i) the Parent Charter, the Parent By-laws or the comparable charter or organizational documents of Merger Sub or any Significant Parent Subsidiary, (ii) any indenture, credit agreement, mortgage, note, instrument of indebtedness or any Parent Contract or Parent Benefit Plan to which Parent or any Significant Parent Subsidiary is a party or by which any of its properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.04(b), any Judgment or Law applicable to Parent or any Significant Parent Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)    No Consent of, or Filing with, any Governmental Entity is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution, delivery and performance hereof or the consummation of the Transactions or the ownership by Parent of the Surviving Corporation following the Closing, other than (i) the Required Antitrust Filings, (ii) the filing with the SEC of (A) (x) the Proxy Statement/Prospectus and (y) the Form S-4 and (B) such reports under Sections 13 and 16 of the Exchange Act, as may be required in connection with this Agreement, the Merger and the other Transactions, (iii) such Filings and Consents as may be required under the rules and regulations of the NYSE, (iv) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware, (v) such filings as may be required in connection with the taxes described in Section 6.08 (Transfer Taxes) and (vi) such other Filings and Consents the failure of which to obtain or make has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.05    SEC Documents; Financial Statements.

(a)    Parent has furnished or filed all reports, schedules, forms, certifications, statements and other documents required to be furnished or filed by Parent with the SEC on a timely basis since December 31, 2016. All such reports, schedules, forms, certifications, statements and other documents (including the exhibits and other information incorporated therein, and including those that Parent may file after the date of this Agreement until the Closing) are referred to herein as the “Parent SEC Documents”. As of its respective date of filing, or in the case of a registration statement, on the date of effectiveness of such registration statement, each Parent SEC Document complied in all material respects with the requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the NYSE, as the case may be, and the respective rules and regulations thereof applicable to such Parent SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no material outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Documents. Since December 31, 2016, Parent has been and is in full compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable rules and regulations of the NYSE. None of the Parent Subsidiaries is, or since December 31, 2016 has been, required to file reports with the SEC.

(b)    Each of the consolidated financial statements of Parent included in the Parent SEC Documents, including the notes thereto and all related compilations, reviews and other reports issued by Parent’s accountants with respect thereto (the “Parent Financial Statements”), (i) complies as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis during the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited interim Parent Financial Statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presents in all material respects the financial condition and the results of operations, cash flows and changes in stockholders’ equity of Parent and the Parent Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Parent Financial Statements, all in accordance with GAAP, subject, in the case of interim Parent Financial Statements, to normal year-end adjustments. Neither Parent nor any Parent Subsidiary is a party to, or has any obligation or other commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K).

(c)    Parent and the Parent Subsidiaries do not have any liabilities or obligations of any nature (whether accrued, absolute, contingent, fixed or otherwise) required by GAAP to be reflected on a consolidated balance sheet of Parent, except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Parent Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the Ordinary Course of Business since the date of such balance sheet which would not reasonably be expected to have a Parent Material Adverse Effect and (iii) liabilities or obligations under this Agreement or in connection with the Transactions. This representation shall not be deemed breached as a result of changes in GAAP or in Law after the date hereof.

(d)    Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) with respect to Parent and the Parent Subsidiaries as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent has not identified any material weaknesses in its internal controls, and Parent is not aware of any facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and authorizations required pursuant to the rules and regulations adopted pursuant to Section 401 of the Sarbanes-Oxley Act, without qualification, when due. Since December 31 2016, neither Parent nor any Significant Parent Subsidiary has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any Significant Parent Subsidiary or their respective internal accounting controls or any allegation of fraud that involves management of Parent or any other employee of Parent or any Parent Subsidiary who has a significant role in Parent’s internal controls over financial reporting or disclosure controls and procedures. Parent’s management has completed an assessment and conducted an evaluation of the effectiveness of

Parent’s internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and Parent’s management concluded that its internal control over financial reporting was effective as of December 31, 2018.

SECTION 4.06    Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in (a) the Form S-4 (or any amendment or supplement thereto) will, at the time the Form S-4 (or any amendment or supplement thereto) is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading and (b) the Proxy Statement/Prospectus (in each case, including any amendments or supplements thereto) will, at the date it is first published, mailed or given to the Company’s stockholders, on the date of any amendment or supplement thereto or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. No representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company or any of its Representatives expressly for inclusion or incorporation by reference in the Proxy Statement/Prospectus or the Form S-4.

SECTION 4.07    Absence of Certain Changes or Events. Since the date of the most recent financial statements included in the Filed Parent SEC Documents to the date hereof, (a) there has not occurred any action, event, change, event, circumstance, development, occurrence or state of facts that constitutes a Parent Material Adverse Effect, (b) the business of Parent and the Parent Subsidiaries has been conducted in the Ordinary Course of Business, except in connection with this Agreement and the Transactions, and (c) neither Parent nor any Parent Subsidiary has taken any action that, if taken after the date hereof, would require the Company’s consent pursuant to Section 5.02(a) except to the extent such actions would not, individually or in the aggregate, reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole.

SECTION 4.08    Assets Other than Real Property Interests. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each Parent Subsidiary has good and valid title to or a valid leasehold interest in or valid license to all the material assets reflected on the most recent financial statements included in the Parent SEC Documents or that are otherwise material to the conduct of the business, other than assets disposed of in the Ordinary Course of Business, in each case free and clear of all Liens other than Permitted Liens. The foregoing representations or warranties shall not apply to real property and interests in real property, which are instead the subject of Section 4.09 exclusively.

SECTION 4.09    Real Property.

(a)    Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent or a Parent Subsidiary

has good, valid and marketable fee simple title to all real property and interests in real property owned by Parent or any Parent Subsidiary (individually, a “Parent Owned Property”) free and clear of all Liens other than Permitted Liens, (ii) no third party has an option to purchase the Parent Owned Property and there are no leases or other rights to use or occupy any Parent Owned Property or any portion thereof and (iii) neither Parent nor any Parent Subsidiaries are party to any agreement to purchase or sell any real property.

(b)    Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the occupancies and uses of the Parent Owned Properties and any real property and interests in real property leased by Parent or any Parent Subsidiary (individually, a “Parent Leased Property”; an Owned Property or Leased Property being sometimes referred to herein, individually, as a “Parent Property”), as well as the development, construction, management, maintenance, servicing and operation of the Parent Properties, comply in all material respects with all applicable Laws, covenants, conditions, restrictions, easements, licenses, permits and agreements.

(c)    Notwithstanding anything to the contrary contained herein, none of the representations or warranties contained elsewhere in this Article IV shall relate to real property matters, which are instead the subject of this Section 4.09 exclusively, unless otherwise expressly provided in this Article IV.

SECTION 4.10    Information Technology. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all material information technology and computer systems relating to the transmission, storage, maintenance or analysis of data in electronic format necessary to the conduct of the business of Parent and the Parent Subsidiaries are (a) in good working condition to perform all information technology operations necessary to conduct the business of Parent and the Parent Subsidiaries as presently conducted and (b) do not contain any Malware that would be reasonably expected to interfere in any material respect with the ability of Parent and the Parent Subsidiaries to conduct its business or present a material risk of unauthorized access, disclosure, use, corruption, destruction or loss of any personal or non-public information. Since December 31, 2016, (x) there has been no material failure, breakdown, persistent substandard performance, unauthorized access or use, or other material adverse event affecting any of the Parent IT Systems, and (y) Parent and the Parent Subsidiaries have not been notified by any Person (including pursuant to an audit of the business of Parent and the Parent Subsidiaries by such Person) of any material data security, information security or other technological deficiency with respect to the Parent IT Systems, in each case of (x) and (y), that has caused or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.11    Contracts. Subject to the Equitable Exceptions, (i) each Contract to which Parent or any Parent Subsidiary is a party that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K) (a “Parent Contract”) is valid, binding, in full force and effect and enforceable by Parent and/or the applicable Parent Subsidiary and, to the Knowledge of Parent, each other party thereto, except where the failure to be valid, binding, in full force and effect or enforceable has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) Parent and/or the applicable Parent Subsidiary and, to the Knowledge of Parent, each other party thereto, has performed all obligations required to be performed by it under each Parent Contract, except where such nonperformance has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (iii) neither Parent nor any Parent Subsidiary has received written notice, or, to the Knowledge of Parent, verbal notice, of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a breach or default on the part of Parent or any Parent Subsidiary under any Parent Contract, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (iv) to Parent’s Knowledge, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a breach or default on the part of any counterparty under any Parent Contract, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received any written notice of the intention of any party to terminate, not renew or renegotiate in any material respects the terms of any Parent Contract except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.12    Permits. (a) Parent and each Parent Subsidiary is in possession of all Permits, in each case necessary for the lawful conduct of the business of Parent and the Parent Subsidiaries as presently conducted, and (b) (i) all such Permits are valid and in full force and effect and (ii) neither Parent nor any Parent Subsidiary is in default under, and no condition exists that with notice or lapse or time or both would constitute a default under, such Permits and (iii) none of such Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the Transactions, in each case of clauses (a) and (b) except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.13    Insurance. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all insurance policies maintained with respect to Parent and the Parent Subsidiaries, their respective assets and properties, or their directors, officers or employees are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date), and as of the date hereof, no written notice of cancelation or termination has been received with respect to any such policy that has not been replaced on substantially similar terms before the date of such cancelation.

SECTION 4.14    Taxes. Parent and each Significant Parent Subsidiary has duly and timely filed, or has caused to be duly and timely filed on its behalf, all income and other material Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate in all material respects. All material Taxes of Parent and the Significant Parent Subsidiaries (whether or not shown to be due on such Tax Returns) have been duly and timely paid. All Taxes required to be withheld by Parent or any Significant Parent Subsidiaries have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Entity or properly set aside in accounts for such purpose.

SECTION 4.15    Proceedings. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary, nor is there any Judgment outstanding against Parent or any Parent

Subsidiary, that affects the business or assets of Parent or any Parent Subsidiary and, in each case, (a) that would reasonably be expected to have a Parent Material Adverse Effect or (b) that relates to the Transactions. As of the date of this Agreement, there are no Judgments outstanding (or, to the Knowledge of Parent, threatened to be imposed) against Parent or any Parent Subsidiary that would reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.16    Compliance with Laws. Parent and the Parent Subsidiaries are, and since December 31, 2014, have been, in compliance in all material respects with all Laws and Judgments applicable to Parent or any Parent Subsidiary, except for failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, neither Parent nor any Parent Subsidiary has received any written communication during the past two (2) years from a Governmental Entity that alleges that Parent or a Parent Subsidiary is not in compliance in any respect with any Law, except as would not reasonably be expected to have a Parent Material Adverse Effect. From December 31, 2014 through the date hereof, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) neither Parent nor any Parent Subsidiary, nor any of their respective directors, officers or employees, nor, to the Knowledge of Parent, any agents or any other Person authorized to act, and acting, on behalf of Parent or any Parent Subsidiary has, directly or indirectly, in connection with the business activities of Parent, taken any act in furtherance of a payment, gift, bribe, rebate, loan, payoff, kickback or any other transfer of value, or offer, promise or authorization thereof, to any individual or entity, including any Government Official, for the purpose of: (i) improperly influencing or inducing such individual or entity to do or omit to do any act or to make any decision in an official capacity or in violation of a lawful duty; (ii) inducing such individual or entity to influence improperly his or her or its employer, public or private, or any Governmental Entity (including, but not limited to, any state-controlled or state-owned entity), to affect an act or decision of such employer or Governmental Entity, including to assist any individual or entity in obtaining or retaining business; or (iii) securing any improper advantage; and (b) neither Parent nor any Parent Subsidiary, nor any of their respective directors, officers or employees, nor, to the Knowledge of Parent, any agents or any other Person authorized to act, and acting, on behalf of Parent or any Parent Subsidiary has, directly or indirectly, (c) violated or taken any act in furtherance of violating any provision of the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the U.K. Bribery Act 2010, or any other anti-corruption or anti-bribery Laws or regulations applicable to Parent, in each case in connection with the business activities of Parent or (d) engaged in transactions (i) connected with any government, country or other individual or entity that is the target of U.S. economic sanctions administered by OFAC or the target of any applicable U.N., E.U. or other international sanctions regime, including any transactions with specially designated nationals or blocked persons designated by OFAC or with persons on any U.N., E.U. or U.K. asset freeze list or (ii) prohibited by any Law administered by OFAC, or by any other economic or trade sanctions Law of the U.S. or any other jurisdiction.

SECTION 4.17    Environmental Matters. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) none of Parent and Parent Subsidiaries has received any written communication from a Governmental Entity or other Person that alleges that Parent or any Parent Subsidiary is in violation in any material respect with any Environmental Law, the substance of which has not been resolved, (ii) Parent and Parent Subsidiaries hold, and are in compliance with, all material Permits required for Parent and Parent Subsidiaries to conduct their respective businesses under Environmental Laws as conducted as of the date hereof, and are, and since December 31, 2016 have been, in compliance in all material respects with all Environmental Laws, (iii) neither Parent nor any Parent Subsidiary is party to any Proceeding (excluding an investigation), and to the Knowledge of Parent, no Proceeding is threatened and no investigation is pending, and neither Parent nor any Parent Subsidiary has entered into or agreed to any Judgment or is subject to any outstanding Judgment, in each case relating to compliance with or liability under any Environmental Law or to investigation, remediation or cleanup of or exposure to any Hazardous Material, and with regard to any Judgment, for which Parent or any Parent Subsidiary has material outstanding obligations, and (iv) there have been no Releases of Hazardous Materials on, at, under or from any of Parent Properties or any other property or facility formerly owned, leased or operated by Parent, any Parent Subsidiary or any of their respective predecessors that would reasonably be expected to result in material liability for Parent or any Parent Subsidiary. Notwithstanding anything to the contrary contained herein, none of the representations or warranties contained elsewhere in this Article IV shall relate to Environmental Laws, releases of Hazardous Materials or other environmental matters, which are instead the subject of this Section 4.17 exclusively.

SECTION 4.18    Employee Benefits. Except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, since December 31, 2016, each Parent Benefit Plan has been established, maintained, funded, operated and administered in compliance with its terms and the requirements of applicable Law. Except as has not had, or would not be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all Parent Pension Plans have been the subject of determination or opinion letters from the IRS to the effect that such Parent Pension Plans are qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the Knowledge of Parent, has revocation been threatened and there are no existing circumstances that would reasonably be expected to adversely affect the qualified status of each such Parent Pension Plan, (ii) with respect to each Parent Pension Plan subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, (x) there is no “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived and (y) no Parent Pension Plan is, or is expected to be, “at-risk” (under Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (iii) no liability under Title IV of ERISA has been incurred by Parent or any Parent ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to Parent or any Parent ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to a liability (whether actual or contingent) thereunder, (iv) none of Parent, any Parent Subsidiary, any officer of Parent or any Parent Subsidiary or any of Parent Benefit Plans that are subject to ERISA, including Parent Pension Plans, any trusts created thereunder or any fiduciary, trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility, (v) all contributions, reimbursements, premium payments and other payments required to have been made under or with respect to each Parent Benefit Plan as of or prior to the date hereof have been made or accrued (as applicable) on a timely basis in accordance with applicable Law and the terms of such Parent Benefit Plan.

SECTION 4.19    Capitalization and Operation of Merger Sub. The authorized share capital of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, of which 1,000 shares are validly issued and outstanding. All of the issued and outstanding shares of Merger Sub are, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Parent Subsidiary. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

SECTION 4.20    Financing.

(a)    Concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company a debt commitment letter from the lenders party thereto (the “Committed Lenders”) and the arrangers party thereto, dated as of the date hereof, addressed to Parent (including all annexes, exhibits, schedules and other attachments thereto, and as replaced, amended, supplemented, modified or waived after the date hereof in compliance with Section 6.09, the “Commitment Letter” and the financing contemplated thereby, the “Financing”), pursuant to which the Committed Lenders have committed, on the terms and subject to the conditions set forth therein, to lend the amounts set forth therein for the purpose of funding the Transactions. As of the date hereof, the Commitment Letter has been accepted by Parent, is in full force and effect and has not been withdrawn or terminated or otherwise amended or modified in any respect; provided that the existence or exercise of “market flex” provisions contained in the Fee Letter (as defined below) shall not constitute an amendment or modification to the Commitment Letter. As of the date hereof, the Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, the other parties thereto, and is enforceable against each party thereto in accordance with its terms, in each case except as limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles. As of the date hereof, there are no other legally binding agreements, side letters or arrangements relating to the Financing (other than the Commitment Letter, the fee letter and fee credit letter relating to the Commitment Letter, true and complete copies of which have been provided to the Company, with only the existence and/or amount of fees, fee credits, “market flex” terms, pricing terms, pricing caps and other commercially sensitive information specified therein redacted, none of which redacted terms, individually or in the aggregate, would reduce the amount of the Financing below an amount necessary to make all payments required by this Agreement or adversely affect the conditionality, availability or termination of the Financing or materially delay or prevent the Closing or make the funding of the Financing less likely to occur (“Permissible Redacted Terms”) (such letters, the “Fee Letter”)) among the parties thereto. As of the date hereof, and (in the case of clause (ii) below) assuming the accuracy of the representations set forth in Article III, no event has occurred, and there is no condition or circumstance existing, which, with or without notice, lapse of time or both, would or would reasonably be likely to (i) constitute a default or breach on the part of Parent, Merger Sub or, to the Knowledge of Parent, any other party thereto, under the Commitment Letter or (ii) result in any portion of the Financing being unavailable on the Closing Date. As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing (including any “market flex” provisions), other than as expressly set forth in the Commitment Letter and the Fee Letter. Parent and Merger Sub have fully paid, or caused to be fully paid, any and all commitment fees or other amounts that are due and payable by Parent or Merger Sub on or prior to the date of this Agreement pursuant to the

Commitment Letter or otherwise in connection with the Financing. As of the date hereof, no party to any Commitment Letter has any right to impose, and Parent and Merger Sub do not have an obligation to accept, (A) any condition precedent to the funding of the Financing other than as expressly set forth in or contemplated by the Commitment Letter and the Fee Letter or (B) any reduction to the aggregate amount available under the Commitment Letter at Closing (nor any term or condition that would have the effect of reducing the aggregate amount available under the Commitment Letter at Closing) to an amount that would be insufficient for Parent and Merger Sub to consummate the Transactions, including payment of the Required Amount. As of the date hereof, and assuming the accuracy of the representations set forth in Article III, each of Parent and Merger Sub, as applicable, has no reason to believe that it will be unable to satisfy on a timely basis (taking into account the timing of the Marketing Period) any of the terms or conditions to funding to be satisfied by it contained in the Commitment Letter.

(b)    Assuming the Financing is funded in full on the Closing Date in accordance with the Commitment Letters, the accuracy of the representations set forth in Article III and the performance by the Company and its Affiliates of their respective obligations under this Agreement, including the obligations set forth in Section 6.09, Section 6.11 and Section 6.12, Parent and Merger Sub will have, at the Closing, sufficient funds to satisfy all of the obligations of Parent and Merger Sub hereunder and to consummate the Transactions, including payment of the aggregate Merger Consideration, the Option Payments, the RSU Payments and all related fees and expenses under this Agreement, the Commitment Letter and the Fee Letter, in each case, that are due and payable on the Closing Date (collectively, the “Required Amount”).

(c)    In no event shall the receipt or availability of any funds or financing (including the Financing) by Parent or any of its Affiliates or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

SECTION 4.21    Brokers. No broker, investment banker, financial advisor or other Person, other than Barclays Capital Inc., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent or any Parent Subsidiary.

SECTION 4.22    Related Party Transactions. Since December 31, 2016 through the date hereof, there are no undisclosed transactions, Contracts, arrangements or understandings between: (i) Parent and any Parent Subsidiary, on the one hand, and (ii) any director, officer or employee of Parent or any Parent Subsidiary or any Person (other than Parent or any Parent Subsidiary) which owns of record or beneficially any equity interest in Parent or any Parent Subsidiary, on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K (each, a “Parent Related Party Transaction”).

SECTION 4.23    Ownership of Company Common Stock. None of Parent, Merger Sub or any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL. None of Parent or Merger Sub beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder) as of the date hereof, or will at any time prior to the Closing Date beneficially own, any shares of Company Common

Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Company Subsidiary, or is a party as of the date hereof, or will at any time prior to the Closing Date become a party, to any Contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Company Subsidiary.

SECTION 4.24    No Additional Representations. PARENT ACKNOWLEDGES THAT IT AND ITS REPRESENTATIVES HAVE BEEN PERMITTED FULL AND COMPLETE ACCESS TO THE BOOKS AND RECORDS, FACILITIES, EQUIPMENT, CONTRACTS, INSURANCE POLICIES (OR SUMMARIES THEREOF) AND OTHER PROPERTIES AND ASSETS OF THE COMPANY AND THE COMPANY SUBSIDIARIES THAT IT AND ITS REPRESENTATIVES HAVE DESIRED OR REQUESTED TO SEE OR REVIEW, AND THAT IT AND ITS REPRESENTATIVES HAVE HAD A FULL OPPORTUNITY TO MEET WITH THE OFFICERS AND EMPLOYEES OF THE COMPANY AND THE COMPANY SUBSIDIARIES TO DISCUSS THE BUSINESS OF THE COMPANY AND THE COMPANY SUBSIDIARIES. PARENT ACKNOWLEDGES THAT (I) NEITHER THE COMPANY NOR ANY OTHER PERSON HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE COMPANY OR ANY COMPANY SUBSIDIARY OR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION REGARDING THE COMPANY AND THE COMPANY SUBSIDIARIES FURNISHED OR MADE AVAILABLE TO PARENT AND ITS REPRESENTATIVES, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, (II) PARENT HAS NOT RELIED ON ANY REPRESENTATION OR WARRANTY FROM THE COMPANY, ANY COMPANY SUBSIDIARY OR ANY OTHER PERSON IN DETERMINING TO ENTER INTO THIS AGREEMENT, EXCEPT THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT AND (III) NO PERSON SHALL HAVE OR BE SUBJECT TO ANY LIABILITY TO PARENT OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO PARENT, OR PARENT’S USE, OF ANY SUCH INFORMATION, INCLUDING ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO PARENT IN ANY PHYSICAL OR ELECTRONIC “DATA ROOMS”, MANAGEMENT PRESENTATIONS OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, PARENT ACKNOWLEDGES THAT NEITHER THE COMPANY NOR ANY OTHER PERSON HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE FINANCIAL PROJECTIONS, FORECASTS, COST ESTIMATES AND OTHER PREDICTIONS RELATING TO THE COMPANY AND THE COMPANY SUBSIDIARIES MADE AVAILABLE TO PARENT.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01    Conduct of Business by the Company.

(a)    Except for matters set forth in Schedule 5.01, as required by applicable Law or expressly contemplated by this Agreement, from the date of this Agreement to the Effective Time the Company shall, and shall cause each Company Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use reasonable best efforts to maintain and preserve intact its current business organization, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors, and others having business dealings with them. In addition, and without limiting the generality of the foregoing, except for matters set forth in Schedule 5.01, as required by applicable Law or expressly contemplated by this Agreement, from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed:

(i)    (A) declare, set aside or pay any dividends on, or make any other distributions (whether payable in cash, stock, property or a combination thereof) in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company or make any other actual, constructive or deemed distribution in respect of the shares of capital stock, (B) split, combine, subdivide, recapitalize or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, repurchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for shares of Company Common Stock delivered to the Company to pay the exercise price or Tax withholding obligations under any Company Option or Restricted Stock Unit award; provided, however, this clause (i) shall not prevent (x) the Company or any wholly owned Company Subsidiary from taking any of the foregoing actions with respect to the Equity Interests of any wholly owned Company Subsidiary or (y) the conversion of any indebtedness owed by any Company Subsidiary to the Company or any Company Subsidiary into Equity Interests, in each case, solely to the extent that any such action does not result in a material adverse Tax consequence to the Company and the Company Subsidiaries, taken as a whole;

(ii)    authorize for issuance, issue, deliver, sell, transfer, assign, pledge, encumber or grant, or agree or commit to issue, deliver, sell, transfer, assign, pledge, encumber or grant, (A) any shares of its capital stock or any other Equity Interest in the Company or any Company Subsidiary, (B) any Voting Company Debt or other voting securities or (C) any securities convertible into or exchangeable for any shares of capital stock of the Company or any Company Subsidiary, other than (x) the issuance of Company

Common Stock upon the exercise or settlement of Company Options or Restricted Stock Units outstanding on the date of this Agreement and in accordance with their present terms and (y) the issuance of any Equity Interests by a Company Subsidiary to the Company or another wholly owned Company Subsidiary;

(iii)    amend its certificate of incorporation, by-laws or other comparable charter or organizational documents or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(iv)    acquire or agree to acquire (A) by merging or consolidating with, or by purchasing all or substantially all the assets of or all or substantially all the outstanding Equity Interests in, any business or any corporation, partnership, joint venture, limited liability company or other company, association or other business organization or (B) any assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except purchases of inventory in the Ordinary Course of Business;

(v)    except (x) to the extent required by any Company Benefit Plan in effect on the date hereof or created or modified in accordance with this Section 5.01(a)(v) or Section 5.01(a)(vi), (y) in the Ordinary Course of Business, or (z) as required by applicable Law, (A) grant any increase in compensation to any Service Provider, (B) pay any bonus, grant any new awards (including any equity awards), or modify any existing awards (including to accelerate the vesting or payment thereof) under any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been in effect as of the date hereof, (C) enter into any employment, consulting, severance, termination or similar agreement with any current or former Service Provider, (D) hire, promote or terminate without “cause” (as determined by the Company in its sole discretion) any Service Provider, (E) take any action to accelerate the time of vesting or payment of any material rights or benefits under any collective bargaining agreement or Company Benefit Plan in effect as of the date hereof, except as required by the terms of such collective bargaining agreement or Company Benefit Plan, (F) forgive any loans, or issue any loans, to any Service Provider, other than routine travel or business expense advances or relocation benefits, or (G) establish or adopt any bonus or short-term incentive plan for any calendar year after 2019; provided, however, that, notwithstanding anything to the contrary herein, from the date hereof through the Effective Time, the Company shall not without consent of Parent (1) grant any new equity or equity-based awards (except to the extent permitted by Schedule 5.01(a)(v)(6)), (2) grant any increase in compensation to any Senior Manager that is inconsistent with Schedule 5.01(a)(v)(2) or (3) establish or adopt any bonus or short-term incentive plan for any calendar year after 2019 for any Senior Manager in a manner that is inconsistent with Schedule 5.01(a)(v)(3); provided, further that, notwithstanding anything to contrary herein, no Ordinary Course of Business exception will be deemed to apply to the entry into a severance agreement as contemplated by clause (C) above or to actions contemplated by clause (D) above, in each case, with any Service Provider with the title of Executive Vice President or above.

(vi)    except (x) to the extent required by any Company Benefit Plan in effect on the date hereof or created or modified in accordance with Section 5.01(a)(v) or this Section 5.01(a)(vi), (y) in the Ordinary Course of Business or (z) as required by applicable Law, (A) change any actuarial or other assumptions used to calculate funding obligations for any Company Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (B) take any action to fund, or in other way secure the payment of, compensation or benefits under any Company Benefit Plan by irrevocably setting aside or contributing to a trust or similar funding vehicle that requires that such funds remain segregated from the Company’s assets cash, property or a combination thereof for the benefit of Service Providers (it being understood that a funding will not be considered revocable solely due to a reversionary interest in such funds upon overfunding or plan termination), or (C) establish, adopt, extend, renew, enter into or amend in any material respect any collective bargaining agreement or any Company Benefit Plan or any arrangement that would be a Company Benefit Plan if it were in existence on the date hereof; provided, however, that notwithstanding anything to contrary herein, (1) no Ordinary Course of Business exception will be deemed to apply to actions contemplated by clause (B) above and (2) the Ordinary Course of Business exception as pertains to clause (C) above will be deemed to also require that such action would not result in a material increase in annual costs to the Company and its Subsidiaries, taken as a whole (and, for the avoidance of doubt, such material increase limitation shall not apply to any actions expressly contemplated in Schedule 5.01(a)(v) or Schedule 5.01(a)(vi));

(vii)    make any change in accounting methods, principles, practices or policies, except as may be required by a change in GAAP, IFRS or applicable Law;

(viii)    sell, lease (as lessor), license, transfer, pledge, encumber or otherwise dispose of or subject to any Lien any of its material properties or assets, except for sales of inventory and excess or obsolete assets in the Ordinary Course of Business;

(ix)    incur any indebtedness for borrowed money or guarantee, endorse, assume or otherwise become liable or responsible (directly or indirectly) for any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary or guarantee any debt securities of another Person, in an amount in excess of $15,000,000 (individually) or $30,000,000 (in the aggregate), except for (A) short-term borrowings incurred in the Ordinary Course of Business and (B) trade payables, letters of credit, parent guarantees and similar arrangements entered into in the Ordinary Course of Business to or for the benefit of suppliers and manufacturers; provided that neither the Company nor any Company Subsidiary shall incur, issue, sell or guarantee any such amounts in compliance with this clause (ix) that are secured by a Lien (other than amounts under Existing Credit Facilities) in excess of $15,000,000 (individually) or $30,000,000 (in the aggregate) and, if so secured, the Company shall deliver payoff letters and release and termination documentation for such amounts on the Closing Date in the same manner as set forth in Section 6.11;

(x)    make or agree to make any new capital expenditure or expenditures (A) that, individually, is in excess of $5,000,000 or, in the aggregate, are in excess of $15,000,000 during any fiscal quarter or (B) that would be in violation of Section 5.01(b);

(xi)    make, change or revoke any material Tax election, amend any material Tax Returns, file any claims for material Tax refunds, settle any material Tax claim (other than those for which adequate reserves have been established), audit or assessment or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, change any annual Tax accounting period, adopt or change any method of Tax accounting or enter into any material “closing agreement” within the meaning of Section 7121 of the Code (or similar provision of state, local or non-U.S. Law);

(xii)    make any loan, advance or capital contribution to or investments in any other Person (other than any loans or advances made to employees or any loan, advance or capital contribution to or investments solely between or among the Company and/or one or more Company Subsidiaries, in each case, in the Ordinary Course of Business);

(xiii)    abandon any existing business or enter into any new line of business;

(xiv)    revalue in any material respect any of its material properties or assets, including writing off notes or accounts receivable, in any case other than as required by applicable Law, IFRS or GAAP;

(xv)    (A) cancel any material indebtedness owed to the Company or any Company Subsidiary (other than any indebtedness owing from a wholly owned Company Subsidiary to the Company and/or one or more other Company Subsidiaries) or (B) waive, release, grant or transfer any material claim or right of material value or consent to the termination of any material claim or right of material value; provided, however, this clause (xv) shall not prohibit the Company or any Company Subsidiary from taking any actions expressly permitted by any clause of this Section 5.01(a) or required to be taken by any other provision of this Agreement;

(xvi)    commence, settle or compromise any pending or threatened Proceedings if such settlement would (A) require payment by the Company in excess of $1,000,000 in any individual case or series of related cases or $5,000,000 in the aggregate with all other Proceedings, (B) involve injunctive or equitable relief or (C) impose any material restrictions or changes on the business or operations of the Company or any Company Subsidiary;

(xvii)    other than in the Ordinary Course of Business, (A) amend, modify or terminate (which, for the avoidance of doubt, shall not include any expiration or renewal of a Company Contract in accordance with its then-existing term), or waive, release or assign rights claims or benefits under, any Company Contract in such a way as to reduce the expected business or economic benefits thereof or (B) enter into any new Contract that, if entered into prior to the date of this Agreement, would constitute a Company Contract, in each case other than in the Ordinary Course of Business; provided, however, this clause (xvii) shall not prohibit the Company or any Company Subsidiary from taking any actions expressly permitted by any clause of this Section 5.01(a) or required to be taken by any other provision of this Agreement;

(xviii)    sell, license, sublicense, covenant not to sue under, abandon, assign, transfer, disclose, create any Lien on (other than Permitted Liens) or otherwise grant any rights under any Owned Company Intellectual Property that is material to the Company and the Company Subsidiaries, taken as a whole, or amend, renew, terminate, sublicense, assign or otherwise modify any license or other agreement by the Company or any Company Subsidiary with respect to any licensed Owned Company Intellectual Property that is material to the Company and the Company Subsidiaries, taken as a whole, in each case other than in the Ordinary Course of Business;

(xix)    cancel, terminate or allow to lapse without a commercially reasonable substitute policy therefor, or amend in any material respect or enter into, any insurance policy, other than the renewal of an existing insurance policy or a commercially reasonable substitute therefor;

(xx)    sell or acquire any real property;

(xxi)    enter into or consummate any Related Party Transaction; or

(xxii)    authorize any of, or resolve, commit or agree to take any of, the foregoing actions.

(b)    The parties agree to take the actions described in Schedule 5.01(b).

SECTION 5.02    Conduct of Business by Parent.

(a)    Except for matters set forth in Schedule 5.02, as required by applicable Law, or expressly contemplated by this Agreement, from the date of this Agreement to the Effective Time, Parent shall, and shall cause each Parent Subsidiary to, conduct the business of Parent and the Parent Subsidiaries, taken as a whole, in the ordinary course of business, except with respect to such failures to operate in the ordinary course of business that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of Parent to consummate timely the Merger. In addition, and without limiting the generality of the foregoing, except for matters set forth in Schedule 5.02, as required by applicable Law, or expressly contemplated by this Agreement, from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any Parent Subsidiary to, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed:

(i)    (A) declare, set aside or pay any dividends on, or make any other distributions (whether payable in cash, stock, property or a combination thereof) in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of Parent to Parent or another wholly owned subsidiary of Parent, or make any other actual, constructive or deemed distribution in respect of the capital stock, or (B) split, combine, subdivide, recapitalize or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock; provided, however, this clause (i) shall not prevent (1) Parent or any wholly owned Parent Subsidiary from taking any of the foregoing actions with respect to any wholly owned Parent Subsidiary or (2) Parent from declaring, setting aside or paying any cash dividends or distributions with respect to any securities of Parent issued as permitted by the proviso to Section 5.02(a)(ii);

(ii)    authorize for issuance, issue, deliver, sell, transfer, assign, pledge, encumber or grant, or agree or commit to issue, deliver, sell, transfer, assign, pledge, encumber or grant, (A) any shares of its capital stock or any other Equity Interest in Parent or any Parent Subsidiary, (B) any Voting Parent Debt or other voting securities or (C) any securities convertible into or exchangeable for any shares of capital stock of Parent or any Parent Subsidiary; provided, however, that, this clause (ii) shall not prevent (1) Parent from issuing Parent Common Stock or preferred securities, or any securities convertible into or exchangeable for any such shares of capital stock, in each case that it would be permitted to issue without a vote of the Series A Parent Preferred Stock under the Certificate of Designation attached hereto as Exhibit E if it were in effect (provided that Parent may issue any preferred securities, or any securities convertible into or exchangeable for any such shares of capital stock, if the Preferred Exchange Ratio shall have been reduced to zero pursuant to Section 2.01(g)) in each case for cash and in connection with the financing of the Merger and the other Transactions, (2) any transaction between any a Parent Subsidiary to Parent or another wholly owned Parent Subsidiary, or (3) any grant of, or issuance of shares of Parent Common Stock pursuant to, any Parent SARs, Parent Restricted Stock Units, Parent Performance Share Awards, Parent Deferred Stock Units, or other compensatory equity or equity-based awards relating to Parent Common Stock;

(iii)    (A) amend the Parent Charter or the Parent By-laws, or (B) adopt a plan of complete or partial liquidation, or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, of Parent; provided, however, that clause (iii)(A) shall not prevent Parent from (1) making such amendments to the Parent Charter or the Parent By-laws as shall be required in connection with the issuance of the Series A Parent Preferred Stock or any other shares of Parent Preferred Stock issued as permitted by the proviso to Section 5.02(a)(ii) or (2) taking any action that (x) would not reasonably be expected to have a material adverse effect on the ability of Parent to consummate timely the Merger and (y) unless the Preferred Exchange Ratio shall have been reduced to zero pursuant to Section 2.01(g), that would be permitted without a vote of the Series A Parent Preferred Stock under the Certificate of Designation attached hereto as Exhibit E if it were in effect;

(iv)    acquire or agree to acquire (A) by merging or consolidating with, or by purchasing all or substantially all the assets of or all or substantially all the outstanding Equity Interests in, any business or any corporation, partnership, joint venture, limited liability company or other company, association or other business organization or (B) any assets that are material, individually or in the aggregate, to Parent and the Parent Subsidiaries, taken as a whole, except in the case of each of clauses (A) and (B), for such transactions that, individually or in the aggregate, would not reasonably be expected (x) to materially delay or prevent the satisfaction of the conditions set forth in Section 7.01(b) (Antitrust) and Section 7.01(c) (No Injunctions or Restraints) and or (y) to have a material adverse effect on the ability of Parent to consummate timely the Merger;

(v)    solely with respect to Parent, make any change in financial accounting methods, principles, practices or policies, except as may be (A) required by applicable Law or (B) permitted by, or required by any change in, GAAP or IFRS; or

(vi)    authorize any of, or resolve, commit or agree to take any of, the foregoing actions.

SECTION 5.03    No Solicitation by the Company; Company Change of Recommendation.

(a)    [Reserved]

(b)    Prohibition on Soliciting Activities. Except as permitted by this Section 5.03, beginning on the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, the Company and the Company Subsidiaries:

(i)    (A) shall immediately cease and cause to be terminated, and the Company shall instruct its Representatives to terminate, any solicitation, encouragement, discussions or negotiations with any Person or its Representatives (other than Parent and Merger Sub and their Representatives) conducted prior to the date of this Agreement with respect to any Company Takeover Proposal and (B) shall terminate any Person’s (other than the Company, Parent and Merger Sub and their respective Representatives) access to any physical or electronic data rooms containing the Company’s or any Company Subsidiaries’ material non-public information; and

(ii)    shall not, and the Company shall cause its and its Subsidiaries’ respective officers, directors and employees, and shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly (A) initiate, solicit or knowingly facilitate or encourage any inquiry or the making of any proposal or offer that constitutes or would reasonably be expected to lead to a Company Takeover Proposal, (B) engage in, enter into, continue or otherwise participate in any discussions or negotiations with, or otherwise cooperate with, assist, participate in or knowingly facilitate or encourage efforts by, any Person or groups of Persons (or Representatives of Persons) that have made, are seeking to make, have informed the Company of an intention to make, or have publicly announced an intention to make, any proposal that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (C) take any action to make the provisions of any “fair price”, “moratorium”, “control share acquisition”, “business combination” or similar anti-takeover Law, or any restrictive provision of any applicable anti-takeover provision in the Company Charter or Company By-laws, inapplicable to any transactions contemplated by a Company Takeover Proposal (and, to the extent permitted thereunder, the Company shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted to any Person other than Parent and Merger Sub under any such provisions) or (D) resolve, propose or agree to do any of the foregoing.

The parties agree that for all purposes of this Agreement any violation of the provisions of this Section 5.03(b) by any Representative of the Company or any of the Company Subsidiaries shall be deemed to be a breach of this Section 5.03(b) by the Company. No later than one (1) Business Day after the date of this Agreement, the Company shall, to the extent it had not previously done so, deliver a request to each Person who executed a confidentiality or similar agreement with the Company prior to the date of this Agreement in connection with considering or making a Company Takeover Proposal (other than any such Person that the Company is permitted to continue discussions or negotiations with pursuant to Section 5.03(c)) to promptly return or destroy any non-public information previously furnished or made available to such Person or any of its Representatives on behalf of the Company or any of its Representatives.

(c)    Discussions Permitted in Certain Circumstances. Notwithstanding anything to the contrary contained in this Agreement, before receipt of the Company Stockholder Approval, in response to a Company Takeover Proposal that did not result from a material breach of Section 5.03(b), if the Company Board determines, in good faith, after consultation with outside counsel and the Company’s financial advisor, (x) that it is reasonably likely to result in a Superior Company Proposal and (y) that failure to take the actions set forth in clauses (i) and (ii) below would be inconsistent with its fiduciary duties under applicable Law, then the Company and its Representatives may, in response to such Company Takeover Proposal, (i) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Company Takeover Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement and (ii) participate in discussions and negotiations (including solicitation of a revised Company Takeover Proposal) with such Person and its Representatives regarding any Company Takeover Proposal. The Company shall make available to Parent copies of all material non-public information (to the extent that such non-public information has not been previously made available to Parent) that is made available to any such third party before or substantially concurrently with the time it is made available to such third party. The Company shall not furnish any information or participate in any discussions or negotiations with any Person pursuant to this Section 5.03(c) unless the Company notifies Parent in writing of its intention to take such action, promptly after the Company Board determines to take such action but in any event not more than twenty-four (24) hours after such determination, which notice shall include any information required by Section 5.03(f) (Required Notices).

(d)    Company Recommendation. Except as contemplated by Section 5.03(e) (Change in Recommendation Permitted in Certain Circumstances), the Company shall cause the Proxy Statement/Prospectus to include the recommendation of the Company Board to the Company’s stockholders that they give the Company Stockholder Approval (the “Company Recommendation”). Except as contemplated by Section 5.03(e) (Change in Recommendation Permitted in Certain Circumstances), neither the Company Board nor any committee thereof shall (i) (A) change, qualify, withhold, modify or withdraw, or authorize or resolve to change, qualify, withhold, modify or withdraw, in any manner adverse to Parent, the approval or recommendation by the Company Board of this Agreement or the Merger, (B) approve, adopt, endorse or recommend, resolve to or announce its intention to, approve, adopt, endorse or recommend, a Company Takeover Proposal (excluding any confidential, non-public recommendation to review, consider, clarify, discuss, evaluate or negotiate any Company Takeover Proposal) or fail to include the Company Recommendation in the Proxy Statement/Prospectus when mailed, (C) within five (5) Business Days of Parent’s written request, fail to make or reaffirm the Company

Recommendation following the date any Company Takeover Proposal or material modification thereto is first published or sent or given to the stockholders of the Company (other than Parent, Merger Sub or any of their respective Affiliates or Representatives); provided that Parent may only make such request twice with respect to any Company Takeover Proposal and once with respect to any material modification thereto that is made public, (D) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9 against any Company Takeover Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (it being understood and agreed that a “stop, look and listen” statement pursuant to Rule 14d-9(f) of the Exchange Act shall be deemed not to be a Company Recommendation Change), or (E) publicly propose or agree to do any of the foregoing (any one or more of the foregoing actions described in this clause (i), a “Company Recommendation Change”), or (ii) enter into, approve, adopt, endorse or recommend, or propose publicly to enter into, approve, adopt, endorse or recommend, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other Contract providing for a transaction referred to in the definition of a “Company Takeover Proposal” (other than an Acceptable Confidentiality Agreement).

(e)    Change in Recommendation Permitted in Certain Circumstances.

(i)    If, in response to a Superior Company Proposal received by the Company after the date of this Agreement that did not result from a material breach of Section 5.03(b), the Company Board determines in good faith, after consultation with the Company’s outside counsel and financial advisor, that a failure to make a Company Recommendation Change would be inconsistent with its fiduciary duties under applicable Law, then before receipt of the Company Stockholder Approval the Company Board may make a Company Recommendation Change, but only if (x) the Company notifies Parent in writing of its intention to take such action, promptly after the Company Board determines to take such action but in any event not less than five (5) Business Days before taking such action, which notice shall include the identity of the offeror and a true and complete copy of the most current version of such Superior Company Proposal (including any proposed agreement and any financing and other related documents), (y) for five (5) Business Days following delivery of such notice (it being understood that any amendment or modification to any Superior Company Proposal that is the basis for such proposed Company Recommendation Change shall require a new notice of Company Recommendation Change and a new five (5)-Business Day period) the Company negotiates in good faith with Parent with respect to any revised proposal from Parent in respect of the terms of the Transactions (to the extent Parent desires to negotiate) and (z) upon the end of such five (5)-Business Day period (as extended pursuant to clause (y)) the Company Board shall have considered in good faith any revisions to the terms of the Transactions proposed in writing by Parent and shall have determined in good faith after consultation with the Company’s outside counsel and financial advisor (A) that the Superior Company Proposal would nevertheless continue to constitute a Superior Company Proposal and (B) that the failure of the Company Board to make such a Company Recommendation Change would be inconsistent with its fiduciary duties under applicable Law.

(ii)    If, in response to an Intervening Event, the Company Board determines in good faith, after consultation with the Company’s legal counsel and financial advisor, that a failure to make a Company Recommendation Change would be inconsistent with its fiduciary duties under applicable Law, then before receipt of the Company Stockholder Approval, the Company Board may make a Company Recommendation Change, but only if: (x) the Company notifies Parent in writing of its intention to take such action promptly after the Company Board determines to take such action but in any event not less than five (5) Business Days before taking such action, which notice shall specify the reasons therefor and include a description of the applicable Intervening Event, (y) for five (5) Business Days following delivery of such notice, the Company negotiates in good faith with Parent to make adjustments to the terms of the Transactions (to the extent Parent desires to negotiate) and (z) following the end of such five (5)-Business Day period, the Company Board shall have determined in good faith after consultation with the Company’s legal counsel and financial advisor that the failure of the Company Board to make such a Company Recommendation Change would be inconsistent with its fiduciary duties under applicable Law.

(f)    Required Notices. From the date hereof until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article VIII: (i) the Company promptly, and in any event within one (1) Business Day of receipt, shall advise Parent or its Representatives in writing of any Company Takeover Proposal or any inquiry with respect to, or that could reasonably be expected to lead to, any Company Takeover Proposal and the identity of the Person or group of Persons making any such Company Takeover Proposal or inquiry and provide unredacted copies of all material correspondence and proposed transaction documents, including any financing documents, received by the Company or any of its Representatives in connection with such Company Takeover Proposal or inquiry (or, if communicated orally, a summary of the material terms of such oral communication); and (ii) the Company shall keep Parent informed on a current basis of the status of any such Company Takeover Proposal or inquiry, including any material developments or change to the material terms thereof. The terms and existence of any such Company Takeover Proposal shall be subject to the confidentiality obligations imposed on Parent pursuant to the Confidentiality Agreement.

(g)    Disclosures under Law. Nothing in this Section 5.03 shall prohibit the Company Board from (i) taking and disclosing to the Company’s stockholders a position contemplated by (A) Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or (B) Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or (ii) making any disclosure to the stockholders of the Company that is required by Law; provided, however, that this Section 5.03(g) shall not be deemed to permit the Company Board to make a Company Recommendation Change other than in accordance with Section 5.03(e).

(h)    Certain Definitions. For purposes of this Agreement:

“Company Takeover Proposal” means any bona fide written offer or proposal that is not withdrawn by any Person or group of Persons concerning (i) any acquisition or purchase by such Person or group, directly or indirectly, of more than twenty percent (20%) of any class of outstanding voting or equity securities of the Company, or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any

Person or group of Persons beneficially owning more than twenty percent (20%) of any class of outstanding voting or equity securities of the Company, (ii) any sale, lease, exchange, transfer, license or other disposition to such Person or group, directly or indirectly, of assets of the Company or any Company Subsidiary (including Equity Interests of any of Company Subsidiary) representing 20% or more of the consolidated assets of the Company, (iii) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company and such Person or group of Persons pursuant to which the stockholders of the Company immediately preceding such transaction would hold less than eighty percent (80%) of the Equity Interests in the surviving or resulting entity of such transaction or (iv) any combination of the foregoing.

“Superior Company Proposal” means a bona fide written Company Takeover Proposal (except that references in the definition of “Company Takeover Proposal” to “20%” shall be replaced by “50%”) received after the date of this Agreement that did not result from a material breach by the Company of this Section 5.03, on its most recently amended or modified terms, if amended or modified, that the Company Board determines in good faith (after consultation with the Company’s outside counsel and financial advisor) to be more favorable from a financial point of view to the holders of Company Common Stock than the Transactions and is reasonably likely to be timely consummated in accordance with its terms (in each case, taking into account all the terms and conditions of such proposal or offer (including the transaction consideration, identity of the Person or group of Persons making the Company Takeover Proposal, conditionality, timing, certainty of financing and/or regulatory approvals and likelihood of consummation) and this Agreement (including any such changes to the terms of this Agreement proposed by Parent in response to such proposal or otherwise)).

SECTION 5.04    [Reserved].

ARTICLE VI

Additional Agreements

SECTION 6.01    Preparation of the Proxy Statement/Prospectus; Stockholders Meetings.

(a)    As soon as practicable following the date of this Agreement, and in any event within twenty (20) Business Days after the date of this Agreement, (i) the Company and Parent shall jointly prepare and each shall file with the SEC the preliminary Proxy Statement/Prospectus and (ii) Parent shall prepare and file with the SEC the Form S-4 with respect to the shares of Parent Common Stock and Depositary Shares issuable in the Merger, which shall include the Proxy Statement/Prospectus with respect to the Company Stockholders Meeting, which shall, subject to Section 5.03(e), include the Company Recommendation. Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (C) keep the Form S-4 effective for so long as necessary to complete the Merger. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its Equity Interests to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement/Prospectus and the Form S-4. Each of the Company and Parent shall provide the other party with a reasonable period of time to review the Proxy Statement/Prospectus and any amendments thereto prior to filing and shall reasonably consider any comments from the other party. The parties shall notify each other as promptly as practicable of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement/Prospectus or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between such party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement/Prospectus, Form S-4 or the Merger. Each party shall give each other party an opportunity to participate in any discussions or meetings that such party has with the SEC or its staff in connection with the Proxy Statement/Prospectus, Form S-4 or the Merger. Parent shall use reasonable best efforts to respond as promptly as practicable to any comments of the SEC or its staff with respect thereto, subject to the reasonable prior review of and comment of the Company (unless such comments were provided to Parent or any of its Representatives on a telephone call initiated by the SEC or its staff and it is necessary for Parent to respond to such comments on such telephone call). The Proxy Statement/Prospectus and Form S-4 shall comply as to form in all material respects with the applicable requirements of the Exchange Act and Securities Act. The Company shall cause the Proxy Statement/Prospectus and Form S-4 to be mailed to the Company’s stockholders as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act.

(b)    If, prior to the receipt of the Company Stockholder Approval, any event occurs with respect to the Company or any Company Subsidiary, or Parent or any Parent Subsidiary, as applicable, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement/Prospectus or Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement/Prospectus or Form S-4 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the parties shall promptly notify the other parties of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement/Prospectus or Form S-4, as applicable, and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.

(c)    The Company shall, as soon as practicable after the effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the purpose of seeking the Company Stockholder Approval. Subject to Section 5.03, (i) the Company shall use its reasonable best efforts to solicit proxies and secure the Company Stockholder Approval, and (ii) except as Parent shall have otherwise consented to in writing in advance, the adoption of this Agreement shall be the only matter (other than procedural matters and matters that are required by the Exchange Act or other applicable Law to be voted on by the Company’s stockholders in connection therewith) which the Company shall propose to be acted on by the Company’s stockholders at the Company Stockholders Meeting. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 6.01(c) shall not be affected by (x) the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or (y) the withdrawal by the Company Board of its approval or recommendation of this Agreement or the Merger. The Company Stockholders Meeting and the record date therefor shall be set in consultation with Parent and shall be reasonably satisfactory to Parent. The Company shall keep Parent updated with respect to proxy solicitation efforts and tallies as reasonably requested by Parent or Merger Sub.

(d)    Notwithstanding any provision of this Agreement to the contrary, the Company may not recess or postpone the Company Stockholders Meeting, and may not change the record date thereof, except (x) upon Parent’s prior written request or (y) with respect to any recess or postponement, (i) to the extent necessary, in the good faith judgment of the Company Board (following consultation with the Company’s advisors, including legal counsel, and with Parent), (A) to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided to the stockholders of the Company a reasonable amount of time in advance of the Company Stockholders Meeting or (B) if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Company Stockholder Approval at the Company Stockholders Meeting or (ii) to the extent required by applicable Law.

SECTION 6.02    Access to Information; Confidentiality.

(a)    The Company shall, and shall cause each Company Subsidiary to, afford to Parent and its Representatives reasonable access during normal business hours during the period before the Effective Time to all their respective properties, facilities, books, records, contracts, commitments, correspondence (in each case, whether in physical or electronic form), officers, employees, agents and other assets and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish promptly to Parent all information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that such access does not unreasonably disrupt the normal operations of the Company and the Company Subsidiaries. This Section 6.02(a) shall not require the Company or any Company Subsidiary to permit any access, or to disclose any information, that in the reasonable judgment of such party could reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or a violation of any of its obligations with respect to confidentiality, (ii) the loss of attorney-client privilege with respect to such information (provided that such privilege cannot in the Company’s good-faith judgment be reasonably sufficiently protected using a joint defense or other similar agreement) or (iii) a Governmental Entity alleging that providing such information violates antitrust Law; provided that the Company shall use good faith efforts to communicate to Parent the requested information in a way that would not waive any applicable attorney-client privilege or contravene any applicable Law or confidentiality agreement, as applicable. All information exchanged pursuant to this Section 6.02(a) or pursuant to Section 6.09 shall be subject to the nondisclosure agreement, dated as of November 1, 2019, by and between the Company and WESCO Distribution, Inc. (the “Confidentiality Agreement”) and to the Clean Team Confidentiality Agreement, dated as of November 21, 2019, by and between the Company and

WESCO Distribution, Inc. (the “Clean Team Agreement”). Notwithstanding anything to the contrary in this Section 6.02(a), neither Parent nor any of its Representatives shall conduct, without the prior written consent of the Company, which consent may be withheld in the Company’s sole discretion, any environmental investigation at any Company Property involving any sampling or other intrusive investigation of air, surface water, groundwater, soil, structures or anything else at or in connection with any Company Property. During any visit to the business or property sites of the Company or any of the Company Subsidiaries, Parent shall, and shall cause its Representatives accessing such properties to, comply with all applicable Laws and all of the Company’s and the Company Subsidiaries’ safety and security procedures.

(b)    Parent shall, and shall cause each Parent Subsidiary to, afford to the Company and its Representatives reasonable access during normal business hours during the period before the Effective Time to all their respective properties, facilities, books, records, contracts, commitments, correspondence (in each case, whether in physical or electronic form), officers, employees, agents and other assets and, during such period, Parent shall, and shall cause each Parent Subsidiary to, furnish promptly to the Company all information concerning its business, properties and personnel as the Company may reasonably request; provided, however, that such access does not unreasonably disrupt the normal operations of Parent and the Parent Subsidiaries. This Section 6.02(b) shall not require Parent or any Parent Subsidiary to permit any access, or to disclose any information, that in the reasonable judgment of such party could reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or a violation of any of its obligations with respect to confidentiality, (ii) the loss of attorney-client privilege with respect to such information (provided that such privilege cannot in Parent’s good-faith judgment be reasonably sufficiently protected using a joint defense or other similar agreement) or (iii) a Governmental Entity alleging that providing such information violates antitrust Law; provided that Parent shall use good faith efforts to communicate to the Company the requested information in a way that would not waive any applicable attorney-client privilege or contravene any applicable Law or confidentiality agreement, as applicable. All information exchanged pursuant to this Section 6.02(b) or pursuant to Section 6.09 shall be subject to the nondisclosure agreement, dated as of November 29, 2019, by and between the Company and Parent (the “Reverse Confidentiality Agreement”) and to the Clean Team Confidentiality Agreement, dated as of December 5, 2019, by and between the Company and Parent (the “Reverse Clean Team Agreement”). Notwithstanding anything to the contrary in this Section 6.02(b), neither the Company nor any of its Representatives shall conduct, without the prior written consent of Parent which consent may be withheld in Parent’s sole discretion, any environmental investigation at any of Parent’s properties or facilities involving any sampling or other intrusive investigation of air, surface water, groundwater, soil, structures or anything else at or in connection with any such properties or facilities. During any visit to the business or property sites of Parent or any of the Parent Subsidiaries, the Company shall, and shall cause its Representatives accessing such properties to, comply with all applicable Laws and all of Parent’s and the Parent Subsidiaries’ safety and security procedures.

SECTION 6.03    Reasonable Best Efforts; Notification.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid a Proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any Proceedings challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement; provided that this Section 6.03 shall not be deemed to (x) expand the obligation of any party with respect to any matter that is otherwise expressly provided for in this Agreement, or (y) require any party to waive any right or condition to any of such party’s obligations hereunder. In connection with and without limiting the foregoing, the Company and the Company Board (i) shall take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any Transaction or this Agreement and (ii) shall, if any state takeover statute or similar statute or regulation becomes applicable to any Transaction or this Agreement, take all actions necessary to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or otherwise act to render such state takeover statute or similar statute or regulation inapplicable to the foregoing. Notwithstanding the foregoing, the Company and its Representatives shall not be prohibited under this Section 6.03 from taking any action permitted by Section 5.03 (Solicitation; Company Change of Recommendation).

(b)    The Company and Parent shall make or file, or cause to made or filed, as promptly as practicable, with the appropriate Governmental Entity all filings, forms, registrations and notifications required to be filed to consummate the Merger under any applicable Antitrust Law, and subsequent to such filings, the Company and Parent shall, and shall cause their respective Affiliates to, as promptly as practicable, respond to inquiries from Governmental Entities, or provide any supplemental information that may be requested by Governmental Entities, in connection with filings made with such Governmental Entities. The Company and Parent shall file, or cause to be filed, the notification and report forms required under the HSR Act no later than ten (10) Business Days after the date of this Agreement, and any filings, notifications or submissions (or drafts thereof, as appropriate) required under any other applicable Antitrust Laws as promptly as practicable, but no later than thirty (30) Business Days, after the date of this Agreement. Each of Parent and the Company shall (i) cooperate with each other in connection with any such filing and in connection with resolving any investigation or other inquiry of any Governmental Entity under applicable Laws with respect to any such filing, (ii) keep each other apprised of the status of any communications with and any inquiries or requests for additional information from any Governmental Entity, (iii) comply as promptly as practicable with any such inquiry or requests for additional information, (iv) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any communication to or from any Governmental Entity regarding the Transactions, and provide the other party a reasonable opportunity to review, comment on and discuss in advance, and consider in good faith the views of the other party in connection with, any such filings, submissions and communications, and (v) unless prohibited by applicable Law, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of the

Transactions without the other party (other than telephone calls regarding routine administrative matters), (B) give the other party reasonable prior notice of any such meeting or substantive conversation, and (C) furnish the other party with copies of all filings, submissions and substantive communications to or from any Governmental Entity regarding the Transactions; provided that confidential information pertaining to each party may be withheld or redacted as appropriate (except that such confidential information shall not be withheld or redacted from copies of any filings, submissions, communications or other documents made available by a party to the other parties’ outside counsel); provided, further, that, notwithstanding the foregoing, Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.03(b) as “Antitrust Counsel Only Material” and such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel; provided, further, that, notwithstanding the foregoing, materials made available to the other parties’ outside counsel pursuant to this Section 6.03(b) may be redacted (i) to remove references concerning the valuation of the Company and the Merger, and (ii) as necessary to comply with contractual arrangements.

(c)    Without limiting the generality of paragraph (a), Parent shall, and shall cause the Parent Subsidiaries to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transactions, including taking all such further action as may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities, competition authorities of any other nation or other jurisdiction or any other Governmental Entity or Person may assert under any Law with respect to the Transactions, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity or Person with respect to the Transactions so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date), including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of Parent, the Parent Subsidiaries (including the Surviving Corporation) or their Affiliates and (y) otherwise taking or committing to take any actions that after the Effective Time would limit the freedom of Parent, the Parent Subsidiaries (including the Surviving Corporation) or their Affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any Judgment in any Proceeding that would otherwise have the effect of preventing the Closing, materially delaying the Closing or delaying the Closing beyond the Outside Date; provided, however, that Parent and the Parent Subsidiaries shall not be required to, and the Company shall not, and shall not permit any Company Subsidiary to, take any action under this Section 6.03(c) that would result in, or would be reasonably likely to result in, either individually or in the aggregate, a material adverse effect on Parent, the Company and their respective Subsidiaries, taken as a whole, after giving effect to the Merger and the other Transactions. Nothing in this Section 6.03(c) shall require Parent, the Company or their respective Subsidiaries to become subject to, or be required to consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order, unless such requirement, condition, understanding, agreement or order is binding only in the event that the Closing occurs.

Except as otherwise permitted under this Agreement, Parent shall not (and shall cause the Parent Subsidiaries and Affiliates not to) take or agree to take any action that would be reasonably likely to prevent or materially delay the Closing. Parent shall cause its Affiliates to comply with the obligations set forth in this Section 6.03 as if such Affiliates were Parent, and any failure by any of its Affiliates to comply with such obligations shall be deemed for all purposes of this Agreement to be a breach of this Agreement by Parent.

(d)    The Company shall give prompt notice to Parent, and Parent or Merger Sub shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notice (or failure to give any such notice) shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

SECTION 6.04    Employee Benefits.

(a)    From the Effective Time until the first anniversary of the Closing Date (the “Benefit Protection Period”), Parent shall provide or cause the Parent Subsidiaries, including the Surviving Corporation, to provide to each individual who is an employee of the Company or a Company Subsidiary immediately prior to the Effective Time (each, a “Company Employee”) (i) base salary and wages at a rate that is no less favorable than the rate of base salary or wages provided to such Company Employee immediately prior to the Effective Time, (ii) short-term incentive opportunity to each Company Employee that is not less favorable than the short-term incentive opportunity provided to such Company Employee immediately prior to the Effective Time, (iii) long-term incentive compensation opportunities to each Company Employee that are comparable in value to the long-term incentive compensation opportunities provided to such Company Employee immediately prior to the Effective Time, which may be provided in the form of equity-based awards, cash-based awards or a combination thereof, as determined by Parent in its sole discretion, (iv) severance benefits to each Company Employee that are no less favorable than the severance benefits provided under the severance plan, policy or agreement in effect for the benefit of such Company Employee immediately prior to the Effective Time and (v) other compensation and employee benefits (including paid time off) to each Company Employee that are substantially comparable, in the aggregate, to the other compensation and employee benefits provided to such Company Employee immediately prior to the Effective Time.

(b)    Without limiting the generality of Section 6.04(a), from and after the Effective Time, Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to, assume, honor and continue all of the Company’s and the Company Subsidiaries’ employment, severance, retention and termination Contracts (including any change-in-control or severance Contract between the Company or any Company Subsidiary and any Company Employee), in each case, in accordance with their respective terms as in effect immediately prior to the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event) and, for the duration of the Benefit Protection Period, or such longer period of time as required under the terms of the applicable Contract, shall do so without any amendment or modification, other than any amendment or modification required to comply with applicable Law or as adopted in accordance with the terms of such Contract, including the receipt of any required consents. Parent shall, or shall cause the Parent Subsidiaries (including the Surviving Corporation) to, assume, honor and continue each short-term cash incentive or short-term bonus program covering a Company Employee as of the Effective Time for the applicable performance period that includes the Closing Date, and pay the Company Employees such cash incentives or bonuses for the applicable performance measurement period that includes the Closing Date in accordance with such programs.

(c)    For purposes of determining eligibility to participate, level of benefits, vesting and benefit accruals under any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, but without regard to whether the applicable plan is subject to ERISA) and any other employee benefit plan, program, policy or arrangement maintained by Parent or any of the Parent Subsidiaries, including the Surviving Corporation, including any vacation, paid time off and severance plans, each Company Employee’s service with or otherwise credited by the Company or any Company Subsidiary prior to the Effective Time shall be treated as service with Parent and its Subsidiaries, including the Surviving Corporation to the same extent such Company Employee was entitled, prior to the Effective Time, to credit for such service under a similar Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits or compensation.

(d)    Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the plan year in which the Effective Time occurs for purposes of satisfying such plan year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee (and dependents) will be eligible to participate from and after the Effective Time.

(e)    Parent shall, and shall cause its relevant Affiliates to, on a timely basis, provide the Company or a Company Subsidiary with such information as the Company or a Company Subsidiary may reasonably request as is necessary to comply with applicable Law (whether statutory or pursuant to any written agreement with, or the constitution of, any works council or other employee body) requiring it or them to consult with employees of the Company or a Company Subsidiary, a relevant trade union, a relevant works council or any other employee representatives in relation to the Transactions, and the Company shall comply with all such Laws and obligations and use its reasonable best efforts to complete such consultations as soon as reasonably practicable after the date hereof. The Company shall keep Parent reasonably informed about all material steps in the notification and/or consultation processes in the jurisdictions concerned and shall provide Parent with any written communications to be delivered in connection therewith reasonably in advance and consider in good faith any comments Parent has in respect of such communications. Reasonably in advance of any meeting between the Company, a Company Subsidiary or its representatives and a trade union, a works council or any other employee representative, the Company shall invite a representative of Parent to attend such meeting. All notifications and consultations pursuant to this Section 6.04(e) shall be made in accordance with the requirements of applicable Laws. In connection with these consultations and notifications, the Company shall not, and shall cause the applicable Company Subsidiaries not to, make or accept any commitments, obligations or undertakings which could materially affect or prejudice the financial, legal or other position of Parent without the prior written consent of Parent.

(f)    Notwithstanding the foregoing, nothing contained herein shall (i) be treated as the establishment of, an amendment of, or undertaking to establish or amend, any Company Benefit Plan or any other compensation benefit plan, program, policy, agreement or arrangement, (ii) give any employee or former employee or any other individual associated therewith or any employee benefit plan or trustee thereof or any other third Person any right to enforce the provisions of this Section 6.04, (iii) obligate Parent, the Surviving Corporation or any of their Affiliates to maintain any particular benefit plan program, policy, agreement or arrangement or (iv) prohibit Parent, the Surviving Corporation or any of their Affiliates from terminating or modifying the employment or engagement of any particular Company Employee or other individual service provider.

(g)    The Company will provide to Parent by no later than the date that is ten (10) days prior to the anticipated Closing Date an analysis demonstrating a reasonable estimate of the amounts, if any, that could be received (whether in cash, property or the vesting of property) by a “disqualified individual” from the Company or any of its Affiliates (other than such amounts resulting from acts, omissions or the direction of Parent or any of its Affiliates) that could reasonably be expected to be characterized as an “excess parachute payment” (as such terms are defined for purposes of Section 280G of the Code).

SECTION 6.05    Indemnification.

(a)    After the Effective Time, Parent shall, and shall cause the Surviving Corporation to, honor all the Company’s obligations to exculpate or indemnify, defend and hold harmless (including advancing funds for expenses), to the fullest extent permitted by Law, the current and former directors and officers of the Company and the Company Subsidiaries and any employee of the Company or any of the Company Subsidiaries who acts as a fiduciary under any Company Benefit Plan for acts or omissions by such persons occurring at or before the Effective Time (including acts or omissions relating to this Agreement and the Transactions), and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Company Charter, the Company By-laws and any individual indemnity agreements or other applicable documents from the Effective Time until the expiration of the applicable statute of limitations with respect to any claims against such persons arising from, relating to, or otherwise in respect of, such acts or omissions. After the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of (i) the Surviving Corporation’s certificate of incorporation as in effect immediately after the Effective Time (the form of which is attached hereto as Exhibit A), (ii) the Company By-laws and any Company Subsidiary’s certificates of incorporation and by-laws or similar organizational documents as in effect immediately prior to the Effective Time and (iii) any indemnification agreements of the Company or the Company Subsidiaries with any of their respective directors, officers or employees as in effect immediately prior to the Effective Time, and in each case of clauses (i), (ii) and (iii) shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of the Company Subsidiaries.

(b)    For a period of six (6) years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company and the Company Subsidiaries (the “D&O Insurance”) (provided, however, that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions that are no less advantageous) with respect to claims arising from, relating to or otherwise in respect of facts or events that occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed $2,200,000 (such amount, the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium. At the Company’s option, the Company may, in lieu of maintaining the D&O Insurance, purchase, prior to the Effective Time, a six (6)-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the D&O Insurance with respect to facts or events that occurred at or before the Effective Time, including the Transactions. If such “tail” prepaid policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect for its full term and cause the Surviving Corporation to honor all obligations thereunder.

(c)    If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets, then, and in each case, Parent and the Surviving Corporation shall ensure that such surviving corporation or entity or the transferees of such properties or assets assume the obligations set forth in this Section 6.05.

SECTION 6.06    Fees and Expenses.

(a)    Except as provided herein, all fees and expenses incurred in connection with the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that all fees and expenses incurred in connection with filing, printing and mailing the Proxy Statement/Prospectus and all fees and expenses incurred in connection with obtaining any of the Required Antitrust Filings or obtaining any other consents or approvals from third parties necessary for Closing shall be borne 50% by Parent and 50% by the Company.

(b)    The Company shall pay to Parent a nonrefundable fee of $100,000,000 (the “Company Termination Fee”) if: (i) the Company terminates this Agreement pursuant to Section 8.01(f); (ii) (A) any Person makes a Company Takeover Proposal (except that references in the definition of “Company Takeover Proposal” to “20%” shall be replaced by “50%”) (a “Qualifying Transaction”) and thereafter Parent terminates this Agreement pursuant to Section 8.01(c) or the Company terminates this Agreement pursuant to Section 8.01(b)(i) at a time when Parent had the right to terminate this Agreement pursuant to Section 8.01(c) and (B) within twelve (12) months of such termination the Company consummates, or enters into a definitive agreement to consummate and subsequently consummates, a Qualifying Transaction; (iii) Parent terminates this Agreement pursuant to Section 8.01(d); (iv) the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(i) at a time at which Parent had the right to terminate this Agreement pursuant to Section 8.01(d); or (v) (A) any Person makes a Company Takeover Proposal for a Qualifying Transaction that was publicly disclosed before the Company Stockholders Meeting but not publicly withdrawn by the date of the Company Stockholders Meeting and thereafter this Agreement is terminated pursuant to Section 8.01(b)(iii) and (B) within twelve (12) months of such termination the Company consummates, or enters into a definitive agreement to consummate and subsequently consummates, a Qualifying Transaction. The Company Termination Fee shall be paid by wire transfer to an account to be specified by Parent of same-day funds on the date of termination pursuant to clause (i) above, within two (2) Business Days after termination pursuant to clause (iii) or (iv) above, or on the date of the consummation of such transaction in the case of termination pursuant to clause (ii) or (v) above. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c)    If the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(iii), the Company shall pay to Parent, by wire transfer to the account specified in Schedule 6.06(b) of same-day funds within two (2) Business Days after such termination, an amount equal to that required to reimburse Parent, Merger Sub and their respective Affiliates for all reasonable out-of-pocket fees and expenses incurred in connection with this Agreement and the Transactions (the “Parent Expenses”), it being understood that in no event shall payment for the Parent Expenses under this Section 6.06(c) exceed $25,000,000; provided that in the event that the Company Termination Fee shall subsequently become payable pursuant to clause (iv) of (b), any amount previously paid by the Company in respect of the Parent Expenses shall be credited against the amount of the Company Termination Fee.

(d)    Parent shall pay to the Company a nonrefundable fee of $190,000,000 (the “Reverse Termination Fee”) if this Agreement is terminated by the Company or Parent (i) pursuant to Section 8.01(b)(ii), but only if the applicable Law or other legal restraint or prohibition making the consummation of the Merger illegal is, or the Judgment permanently enjoining or otherwise permanently prohibiting the Merger arises under, an Antitrust Law, or (ii) pursuant to Section 8.01(b)(i) and, in the case of this clause (ii), at the time of such termination all of the conditions set forth in Article VII shall have been satisfied or, to the extent permitted by this Agreement and applicable Law, waived (other than (A) the conditions set forth in Section 7.01(b) or Section 7.01(c) (but, for purposes of Section 7.01(c), only if the failure to be satisfied is due to an order, injunction or other Judgment arising under, or a Law that is, an Antitrust Law) or (B) any conditions that by their nature can be satisfied only on the Closing Date, provided that such conditions were capable of being satisfied if the Closing and the Closing Date had occurred on the date of such termination); provided, however, that Parent shall not be required to pay any amount pursuant to this Section 6.06(d) in the event that a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement is the principal cause of the failure of the condition set forth in Section 7.01(b) or Section 7.01(c) to be satisfied. The Reverse Termination Fee shall be paid by wire transfer to an account to be specified by the Company of same-day funds within two (2) Business Days after termination pursuant to clause (i) or (ii) above. In no event shall Parent be required to pay the Reverse Termination Fee on more than one occasion.

(e)    If the Company fails to promptly pay the Company Termination Fee or the Parent Expenses when due pursuant to Section 6.06(b) or Section 6.06(c) or Parent fails to promptly pay the Reverse Termination Fee when due pursuant to Section 6.06(d) and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a suit that results in a final and non-appealable judgment against the Company for the amount due pursuant to Section 6.06(b) or Section 6.06(c) or a final and non-appealable judgment against Parent for the amount set forth in Section 6.06(d), the Company shall pay to Parent, or Parent shall pay to the Company, as applicable, its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime lending rate prevailing during such period as published in The Wall Street Journal, Eastern Edition, calculated on a daily basis from the date such amounts were required to be paid to the date of actual payment (any such amount, the “Termination Expenses and Interest”). Any amount payable pursuant to this Section 6.06(e) shall be paid by the applicable party by wire transfer of same-day funds prior to or on the date such payment is required to be made pursuant to such final and non-appealable judgment.

(f)    Concurrently with the execution hereof, Parent shall pay on behalf of the Company the Company Termination Fee (as defined in the CD&R Merger Agreement) in accordance with the CD&R Merger Agreement.

(g)    The parties agree that the agreements contained in this Section 6.06 are an integral part hereof and that the Company Termination Fee, the Parent Expenses, the Reverse Termination Fee and the Termination Expenses and Interest constitute liquidated damages and not a penalty.

SECTION 6.07    Public Announcements. Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, and shall use reasonable best efforts to agree on, any press release or other public statements with respect to the Merger and the other Transactions and shall not issue any such press release or make any such public statement without the prior written consent of the other party (which shall not be unreasonably withheld, delayed or conditioned), except to the extent required by Law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

SECTION 6.08    Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) arising as a result of the Transactions shall be paid by Merger Sub or the Surviving Corporation, and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

SECTION 6.09    Financing.

(a)    Prior to the Closing, Parent and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or desirable to arrange and consummate the Financing on terms and conditions no less favorable to Parent and Merger Sub than those described in or contemplated by the Commitment Letter and the Fee Letter (including any “market flex” provisions that are contained in the Fee Letter), including using reasonable best efforts to (i) satisfy on a timely basis (taking into account the anticipated timing of the Marketing Period) all conditions applicable to Parent or Merger Sub set forth in the Commitment Letter and the Fee Letter (including definitive agreements related thereto) that are within its control, including the payment of any commitment, engagement or placement fees required as a condition to the Financing, (ii) maintain in effect the Commitment Letter (subject to Parent’s right to amend, modify, supplement, restate, assign, substitute or replace the Commitment Letter in accordance herewith), comply with its obligations pursuant to the Commitment Letter, diligently enforce their rights under the Commitment Letter and, with respect to the Commitment Letter, negotiate and enter into definitive agreements with respect thereto on terms and conditions no less favorable to Parent and Merger Sub than those described in or contemplated in the Commitment Letter and the Fee Letter (including any “market flex” provisions contained in the Fee Letter), (iii) consummate the Financing at or prior to the Closing, (iv) ensure the participation by a Representative of Parent and Merger Sub in, and assistance by Representatives of Parent and Merger Sub with, the preparation of rating agency presentations, meetings with ratings agencies and meetings with prospective lenders and (v) comply with Parent’s obligations under the Commitment Letter and the Fee Letter. If funds in the amounts and on the terms set forth in a Commitment Letter become unavailable to Parent or Merger Sub on the terms and conditions (including any “market flex” provisions contained in the Fee Letter) contemplated in the Commitment Letter and the Fee Letter (other than as a result of the Company’s breach of this Agreement, or if the Company’s failure to perform would be the sole cause of the conditions set forth in Section 7.01 or Section 7.02 not to be satisfied), Parent and Merger Sub shall promptly notify the Company of such fact and shall use their reasonable best efforts to obtain as promptly as practicable alternative debt financing (the “Alternative Financing”) in amounts, when added to any Financing remaining available to Parent, sufficient to consummate the Transactions, including, for the avoidance of doubt, payment of the Required Amount and that would not (i) include any conditions precedent to the Financing that are not contained in the Commitment Letter and the Fee Letter that would reasonably be expected to (1) make the funding of the Financing (or the satisfaction of the conditions to obtaining the Financing) less likely to occur or (2) materially delay or prevent the Closing and (ii) otherwise reasonably be expected to materially delay or prevent the Closing; provided that Parent and Merger Sub shall not be required to accept any Alternative Financing having terms and conditions (including “market flex” provisions) less favorable to Parent and Merger Sub than those in the Commitment Letter and the Fee Letter; provided, further, that if Parent and Merger Sub proceed with such Alternative Financing, Parent and Merger Sub shall be subject to the same obligations with respect to such Alternative Financing as set forth in this Section 6.09(a) with respect to the Financing, and all references in this Agreement to the “Financing”, “Commitment Letter” and “Fee Letter” (and other like terms in this Agreement) shall be deemed to also include such Alternative Financing, as applicable. In the event all conditions applicable to the Commitment Letter have been satisfied or waived, Parent shall use its reasonable best efforts to cause the Persons providing the Financing to fund such Financing required to consummate the Transactions on the Closing Date.

(b)    Upon written request of the Company, Parent shall keep the Company apprised (as promptly as possible, and in any event within forty-eight (48) hours) of material developments relating to the Financing. Parent shall give the Company prompt written notice of any material adverse change with respect to the Financing. Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice and, in any event, within forty-eight (48) hours, (i) of any breach, default, termination or repudiation by any party to the Commitment Letter or definitive agreements related to the Financing of which Parent or Merger Sub becomes aware, (ii) of the receipt of (A) any written notice or (B) other written communication, in each case from any Lender Related Party with respect to any (1) actual breach, default, termination or repudiation by any party to the Commitment Letter or definitive agreements related to the Financing of any provisions of the Commitment Letter or definitive agreements related to the Financing of which Parent or Merger Sub becomes aware or (2) material dispute or disagreement between or among any parties to the Commitment Letter or definitive agreements of which Parent becomes aware related to the Financing with respect to the obligation to fund any of the Financing or the amount of the Financing to be funded at the Closing and (iii) if at any time for any reason Parent believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by the Commitment Letter or definitive agreements related to the Financing such that it would not have amounts sufficient to consummate the Merger and the other Transactions, including payment of the Required Amount. As soon as reasonably practicable, but in any event within forty-eight (48) hours of the date that the Company delivers to Parent a written request, Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence. Parent shall not replace, amend, supplement, modify or waive the Commitment Letter or any provision of any fee letter relating to the Commitment Letter (it being understood that the existence or exercise of “market flex” provisions contained in the Fee Letter shall not constitute a replacement, amendment, supplement, modification or waiver of the Commitment Letter), without the Company’s prior written consent (such consent not to be unreasonably withheld, or conditioned or delayed) if such replacement, amendment, supplement, modification or waiver (x) reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount of the Financing or similar fees) such that Parent would not have amounts sufficient to consummate the Merger and the other Transactions, including payment of the Required Amount, (y) amends the conditions precedent to the Financing in a manner that adds additional conditions precedent to the Financing, or otherwise expands, amends or modifies any of the conditions precedent to the availability of the Financing, in each case, in a manner that would reasonably be expected to (1) make the funding of the Financing (or the satisfaction of the conditions to obtaining the Financing) less likely to occur or (2) materially delay or prevent the Closing or (z) adversely impacts the ability of Parent or Merger Sub to enforce its rights against the other parties to the Commitment Letter (as it may be replaced, amended, supplemented, modified or waived in accordance with this Section 6.09); provided that Parent and Merger Sub may replace, amend, supplement or modify the Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities (or titles with respect to such entities) that have not executed the Commitment Letter as of the date of this Agreement (it being understood that the aggregate commitments of the lenders party to the Commitment Letter prior to such amendment, supplement or modification may be reduced in the amount of such additional party’s commitments) (provided that, except as provided for in the Commitment Letter with respect to Additional Committing Lenders (as defined in the

Commitment Letter), no such addition shall relieve the original Committed Lenders of their obligations under the Commitment Letter prior to the funding of the Financing). Parent shall promptly provide to the Company true and complete copies of any commitment letter and fee letter (which, in the case of a fee letter, may redact Permissible Redacted Terms) associated with a replacement Financing or Alternative Financing as well as any amendment, supplement, modification or waiver of any Commitment Letter or any related fee letter (which, in the case of a fee letter, may redact Permissible Redacted Terms) that is permitted hereunder.

(c)    Prior to the Closing, the Company shall use its reasonable best efforts to provide, and to cause the Company Subsidiaries and its and their respective Representatives to use their reasonable best efforts to provide, to Parent and Merger Sub, in each case at Parent’s sole cost and expense (subject to the expense reimbursement provision in the last sentence of this Section 6.09(c)), such cooperation as is customary and reasonably requested by Parent in connection with the arrangement of the Financing or any customary high-yield non-convertible bonds or equity being issued in lieu of all or any portion of the Debt Financing, including by:

(i)    assisting in preparation for and participating (including causing the Company’s and Company Subsidiaries’ management teams with appropriate seniority and expertise to participate) in a reasonable number of investor and lender meetings (including a reasonable and limited number of customary one on one meetings and calls that are requested in advance with or by the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and purchasers of, the Financing), lender due diligence presentations, drafting sessions, road shows and presentations, including sessions with rating agencies in connection with the Financing or any customary high-yield non-convertible bonds being issued in lieu of all or any portion of the Financing at reasonable times and locations mutually agreed, and assisting Parent in obtaining ratings in connection with the Financing or any customary high-yield non-convertible bonds being issued in lieu of all or any portion of the Financing;

(ii)    assisting Parent, Merger Sub and the Lender Related Parties with the preparation by Parent, Merger Sub and the Lender Related Parties of materials for rating agency presentations, lender presentations, high-yield road show presentations and offering memoranda, bridge teasers, private placement memoranda, bank information memoranda and similar marketing documents required in connection with the Financing or any customary high-yield non-convertible bonds or equity in lieu of all or any portion of the Financing; provided that (x) the Company’s obligation to provide information for such materials shall be limited to information about the Company and the Company Subsidiaries and (y) Parent and Merger Sub shall be solely responsible for the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information (collectively, the “Debt Marketing Materials”), including (A) furnishing business and financial projections with respect to the Company on a consolidated basis reasonably requested by Parent or Merger Sub and (B) furnishing records, data or other information with respect to the Company and the Company Subsidiaries necessary to support any statistical information or claims relating to the Company and the Company Subsidiaries appearing in the Debt Marketing Materials;

(iii)    executing and delivering as of (but not prior to) the Closing any pledge and security documents, other definitive financing documents for the Financing or any customary high-yield non-convertible bonds or equity in lieu of all or any portion of the Financing, or other certificates or documents and backup therefor and for legal opinions as may be reasonably requested by Parent (including any certificate or other document reasonably requested by Parent as backup for legal opinions to be provided in connection with the transactions contemplated by Section 6.12) and otherwise reasonably facilitating the granting of guarantees and the pledging of collateral; provided that (A) none of the documents or certificates shall be executed and/or delivered except in connection with the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing (in the case of each of the foregoing clauses (A) and (B), other than the execution of (1) the authorization letters set forth in Section 6.09(c)(vi) below, (2) the representation letters required by the Company’s auditors in connection with the delivery of “comfort letters” set forth in Section 6.09(c)(ix) below, (3) the prepayment, termination or redemption notices set forth in Section 6.09(c)(v) below, (4) a customary solicitation agent agreement in connection with any consent solicitation or change of control tender offer in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in Section 6.12, (5) a customary dealer manager agreement in connection with any tender offer, exchange offer or change of control tender offer in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in Section 6.12, (6) any certificate or other document reasonably requested by Parent as backup for legal opinions to be provided in connection with the transactions contemplated by Section 6.12, (7) customary ancillary agreements and closing deliverables for any consent solicitation, tender offer, exchange offer, change of control tender offer, optional redemption, satisfaction and discharge or defeasance in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in Section 6.12, (8) any approvals or authorizations by the board of directors (or equivalent bodies) of the Company or any Company Subsidiary in connection with any consent solicitation, tender offer, exchange offer, change of control tender offer, optional redemption, satisfaction and discharge, defeasance or designation of restricted subsidiaries in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in Section 6.12 and (9) any documentation reasonably requested by the trustee under the 2023 Indenture or the 2025 Indenture in connection with any designation of restricted subsidiaries set forth in Section 6.12) and (C) except to the extent subject to the expense reimbursement provision in the last sentence of this Section 6.09(c), no liability shall be imposed on the Company or any Company Subsidiary or any of their respective officers or employees involved prior to the Closing Date;

(iv)    providing Parent and the Lender Related Parties promptly, and in any event no later than three (3) Business Days prior to the Closing Date, with all documentation and other information about the Company and the Company Subsidiaries as is reasonably required and which any lender, provider or arranger of any Financing or any customary high-yield non-convertible bonds issued in lieu of all or any portion of the Financing (or any person similarly situated) has reasonably requested at least ten (10) Business Days prior to the Closing Date in connection with such Financing or any customary high-yield non-convertible bonds in lieu of all or any portion of the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and the CDD Rule;

(v)    delivering notices of prepayment, termination or redemption within the time periods required by the relevant agreements governing all indebtedness contemplated by the Debt Commitment Letter to be repaid, satisfied and discharged on the Closing Date (including the Existing Credit Facilities) (excluding, for the avoidance of doubt, the 2021 Notes, the 2023 Notes and the 2025 Notes, which are subject to Section 6.12, and the Financing) (it being understood and agreed that any such prepayment, termination or redemption will be contingent upon the Closing occurring and no actions will be required that obligate the Company or any Company Subsidiary to complete such prepayment, termination or redemption prior to the Closing);

(vi)    executing and delivering customary authorization letters to the Lender Related Parties contemplated by the Commitment Letter authorizing the distribution of information relating to the Company and the Company Subsidiaries to prospective lenders or investors (including customary 10b-5 and material non-public information representations relating to the Company and the Company Subsidiaries);

(vii)    furnishing Parent, Merger Sub and the Lender Related Parties, as promptly as practicable, with the Required Information; provided that no such Required Information constituting material non-public information may be publicly disclosed until filed by the Company with the SEC or otherwise publicly disclosed by the Company; provided, further, that at the reasonable request of Parent, and if reasonably consented to by the Company acting in good faith, the Company shall disclose certain material non-public information (by (x) filing a Form 8-K with the SEC and (y) posting such information on Debtdomain, IntraLinks, SyndTrak Online or similar electronic means) identified by Parent relating to the Company or any Company Subsidiary for purposes of permitting such information to be included in the Debt Marketing Materials to be provided to potential investors who do not wish to receive material non-public information with respect to the Company and the Company Subsidiaries, Parent or any of their respective securities;

(viii)    using reasonable best efforts to cooperate with Parent and Merger Sub and their respective efforts to obtain customary corporate and facilities ratings (but no specific rating) and any consents, landlord waivers and estoppels and non-disturbance agreements as reasonably requested by Parent;

(ix)    causing Ernst & Young LLP (or any successor auditor) (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in the Required Information) to furnish to Parent, Merger Sub and the Lender Related Parties, consistent with customary practice, (1) consents for use of their audit reports in any materials relating to the Financing or any customary high-yield non-convertible bonds being issued in lieu of all or any portion of the Financing and (2) customary comfort letters (including “negative assurance” comfort) with respect to financial information relating to the Company, together with drafts of such comfort letters, that such independent auditors (or any successor auditor) are prepared to deliver upon “pricing” and “closing” of any customary high-yield non-convertible bonds being issued in lieu of all or any portion of the Financing, and causing such independent auditors (or any successor auditor) to deliver such comfort letters upon the “pricing” and “closing” of any such high-yield bonds, in each case, as reasonably requested by Parent and the Lender Related Parties;

(x)    cooperating with the Lender Related Parties in their efforts to benefit from the existing lending relationships of the Company and the Company Subsidiaries;

(xi)    using reasonable best efforts to cooperate with Parent and Merger Sub to satisfy the conditions precedent set forth in the Commitment Letter to the extent the satisfaction of such conditions requires the cooperation of, and is within the control of, the Company and the Company Subsidiaries;

(xii)    taking all actions reasonably necessary to (A) permit the Lender Related Parties to evaluate the Company’s and the Company Subsidiaries’ current assets, properties, rights, inventory, cash management and accounting systems, and policies and procedures relating thereto (including cooperating in and facilitating field examinations, collateral audits, asset appraisals and surveys), in each case in connection with their customary pre-closing due diligence or for the purpose of establishing collateral arrangements to the extent customary and reasonable and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing (provided that such agreements and arrangements will only be effective upon the Closing); and

(xiii)    using reasonable best efforts to furnish Parent, Merger Sub and the Lender Related Parties all existing field examinations, collateral audits and asset appraisals and surveys of the Company and the Company Subsidiaries performed in the two (2) years prior to the date of this Agreement.

Notwithstanding anything to the contrary herein, all such requested cooperation provided in accordance with this Section 6.09 shall not unreasonably interfere with the normal business or operations of the Company and the Company Subsidiaries and in no event shall the Company or any Company Subsidiary be required to (I) bear any expense, pay any commitment or other fee, enter into any definitive agreement, incur any actual or potential liability, make any other payment, be an issuer or other obligor with respect to the Financing or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Effective Time or otherwise not subject to the expense reimbursement provision in the last sentence of this Section 6.09(c) or (II) take any action that could reasonably be expected to result in any condition to Closing set forth in this Agreement to fail to be satisfied or otherwise cause any breach of this Agreement. In addition, nothing in this Section 6.09 shall require (v) any action that would (1) conflict with or violate the Company Charter, the Company By-laws or any Law or (2) result in, prior to the Effective Time, the contravention of, or that would reasonably be expected to result in, prior to the Effective Time, a violation or breach of, or default under, any Company Contract to which the Company or the Company Subsidiaries is a party, (w) any employee, officer or director of the Company or any Company Subsidiary incurring any personal liability (as opposed to liability in his or her capacity as an officer of such Person) with respect to any matters related to the Financing, (x) the Company or any Company Subsidiary to provide (and Parent shall be responsible for) (1) pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information (other than the information to be provided by the Company pursuant to clause (b) of the definition of “Required Information”), (2) any description of all or any component of the Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (3) projections, risk factors or other forward-looking statements relating to any component of the Financing, (4) subsidiary financial statements or other information of the type required by Rule 3-10 or Rule 3-16 of Regulation S-X or Item 402 of Regulation S-K or (5) any financial information in a form not customarily prepared by the Company with respect to such period or any financial information with respect to a year, month or fiscal period that has not yet ended or has ended less than forty (40) days prior to the date of such request, except of the type and as would customarily be necessary in connection with private placements of debt securities under Rule 144A of the Securities Act or in private-side marketing or syndication materials for asset-based revolving credit facilities, (y) the Company, any Company Subsidiary or any of their respective boards of directors (or equivalent bodies) to approve or authorize the Financing or any documentation related thereto prior to the Effective Time (other than any consent solicitation, tender offer, exchange offer, change of control tender offer, optional redemption, satisfaction and discharge, defeasance or designation of restricted subsidiaries in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in Section 6.12) or (z) the Company, any Company Subsidiary or their counsel to provide any legal opinion in connection with the Financing. For the avoidance of doubt, none of the Company or any Company Subsidiary or their respective officers, directors (with respect to any Company Subsidiary) or employees shall be required to execute or enter into or perform any agreement with respect to the Financing contemplated by the Commitment Letter that is not contingent upon the Closing or that would be effective prior to the Closing (other than the execution of (1) the authorization letters set forth in Section 6.09(c)(vi), (2) the representation letters required by the Company’s auditors in connection with the delivery of “comfort letters” set forth in Section 6.09(c)(ix), (3) the prepayment, termination or redemption notices set forth in Section 6.09(c)(v), (4) a customary solicitation agent agreement or change of control tender offer in connection with any consent solicitation in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in Section 6.12, (5) a customary dealer manager agreement in connection with any tender offer, exchange offer or change of control tender offer in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in Section 6.12, (6) any certificate or other document reasonably requested by Parent as backup for legal opinions to be provided in connection with the transactions contemplated by Section 6.12, (7) customary ancillary agreements and closing deliverables for any consent solicitation, tender offer, exchange offer, change of control tender offer, optional redemption, satisfaction and discharge or defeasance in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in Section 6.12, (8) any approvals or authorizations by the board of directors (or equivalent bodies) of the Company or any Company Subsidiary in connection with any consent solicitation, tender offer, exchange offer, change of control tender offer, optional redemption, satisfaction and discharge, defeasance or designation of restricted subsidiaries in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in Section 6.12 and (9) any documentation reasonably requested by the trustee under the 2023 Indenture or the 2025 Indenture in connection with any designation of restricted subsidiaries set forth in Section 6.12) and no directors of the Company that will not be continuing directors, acting in such capacity, shall be required to execute or enter into or perform any agreement with respect to the Financing (other than any approval or authorization by the board of directors (or equivalent bodies) of the Company or any Company Subsidiary in connection with any consent solicitation, tender offer, exchange offer, change of control tender offer, optional redemption, satisfaction and discharge, defeasance or designation of restricted subsidiaries in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in Section 6.12). Parent (I) shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket expenses (including (A) reasonable attorneys’ fees and (B) fees and expenses of the Company’s accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) incurred by the Company or any Company Subsidiaries or their respective Representatives in connection with the cooperation of the Company, the Company Subsidiaries and their respective Representatives contemplated by this Section 6.09, Section 6.11 and Section 6.12 and (II) shall indemnify, defend and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all damages or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and the matters contemplated by Section 6.11 and Section 6.12 (including the performance of their respective obligations under, or the taking of or refraining from any action in accordance with, this Section 6.09, Section 6.11 and Section 6.12) and any information used in connection therewith, in each case other than to the extent any of the foregoing arises from (1) the bad faith, gross negligence or willful misconduct of, or Willful Breach of this Agreement by, the Company or any Company Subsidiary or, in each case, their respective Affiliates and Representatives or (2) historical information provided in writing by the Company or any Company Subsidiary specifically for use in connection with the Financing containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)    The Company hereby consents to the use of its and the Company Subsidiaries’ logos, names and trademarks in connection with the Financing or any customary high-yield non-convertible bonds being issued in lieu of all or any portion of the Financing; provided that Parent and Merger Sub shall ensure that such logos, names and trademarks are used solely in a manner that is not intended, and is not reasonably likely, to harm or disparage the Company, the Company Subsidiaries or their respective reputation or goodwill and will comply with the Company’s and the Company Subsidiaries’ usage requirements to the extent made available to Parent prior to the date of this Agreement.

(e)    Neither the Company nor any Company Subsidiary shall cause or permit any “default” or “Event of Default” (as such terms are defined in each respective Outstanding Indenture) to exist immediately prior to the Closing on the Closing Date under either of the Outstanding Indentures.

(f)    Parent hereby acknowledges and agrees that obtaining the Financing or any Alternative Financing is not a condition to Parent’s and Merger Sub’s obligations under this Agreement and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the Financing or any Alternative Financing until such time as this Agreement is terminated in accordance with its terms.

(g)    Parent acknowledges and agrees that, except as otherwise expressly provided in this Section 6.09, Section 6.11 and Section 6.12, the Company, its Affiliates and their Representatives have no responsibility for any financing that Parent may raise in connection with the Transactions.

SECTION 6.10    Stockholder Litigation. Prior to the earlier of the Effective Time or the termination of this Agreement, the Company shall promptly notify Parent, and Parent shall promptly notify the Company, of any Proceeding brought by stockholders of the Company against the Company or its directors or officers arising out of or relating to the Merger or a breach of this Agreement or any other agreements contemplated hereby, and shall keep each other informed regarding any such Proceedings. The Company and Parent shall each control its own defense of any such Proceeding. The Company and Parent shall cooperate with the other in the defense or settlement of any such Proceedings and shall in good faith consult with each other on a regular basis regarding the defense or settlement of such Proceedings and shall give each other’s advice with respect to such Proceedings reasonable consideration. The Company and its subsidiaries shall not settle or offer to settle any such Proceedings without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

SECTION 6.11    Repayment of Existing Credit Facilities. At the request of Parent, the Company shall use its reasonable best efforts to arrange for delivery of customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing (drafts of which will be provided at least three (3) Business Days prior to the Closing Date), which shall be in form and substance reasonably satisfactory to Parent, providing for the payoff, discharge and termination in full on the Closing Date of all indebtedness and commitments with respect thereto for the Existing Credit Facilities, and the release of any Liens and termination of all guarantees supporting such indebtedness and commitments substantially contemporaneously with the Closing on the Closing Date (it being understood and agreed that any prepayment is (and shall be) contingent upon the occurrence of the Closing and no actions shall be required which would obligate the Company or the Company’s Subsidiaries to complete such prepayment prior to the occurrence of the Closing).

SECTION 6.12    Company Indentures.

(a)    Between the date of this Agreement and the Closing Date, the Company shall, and shall cause the Company Subsidiaries (including Anixter Opco) and its and their respective Representatives (including legal and accounting representatives) to, with respect to the 2021 Notes and the 2021 Indenture:

(i)    if requested by Parent, use reasonable best efforts to cause Anixter Opco to commence a tender offer as specified by Parent, with respect to any and all of the outstanding 2021 Notes, on such terms and conditions, including pricing terms, that are proposed, from time to time, by Parent (the “2021 Notes Tender Offer”); provided that (x) Parent shall be responsible for preparation of the 2021 Notes Tender Offer Documents (as defined below) and (y) Parent shall consult with the Company and afford the Company a reasonable opportunity to review and comment on the offer to purchase, related letter of transmittal, supplemental indenture, to the extent applicable, and other related documents in connection with such 2021 Notes Tender Offer and Parent will give reasonable consideration to the comments, if any, raised by the Company (the “2021 Notes Tender Offer Documents”) and the material terms and conditions of the 2021 Notes Tender Offer. The terms and conditions specified by Parent for the 2021 Notes Tender Offer shall be in compliance with the 2021 Indenture and any applicable Laws. The closing of a 2021 Notes Tender Offer, if any, shall be expressly conditioned on the occurrence of the Closing, and in accordance with the terms of the 2021 Notes Tender Offer, the Company shall use its reasonable best efforts to cause Anixter Opco to accept for purchase, and purchase, the 2021 Notes validly tendered and not validly withdrawn in the 2021 Notes Tender Offer (provided that the proposed amendments to the 2021 Indenture set forth in any 2021 Notes Tender Offer Document may not become operative unless and until the Closing has occurred). The Company shall use its reasonable best efforts to cause Anixter Opco to provide, and to cause its Representatives to provide, all cooperation reasonably requested by Parent in connection with the 2021 Notes Tender Offer, including appointing a dealer manager, information agent and tender agent, each as selected by Parent. The 2021 Notes Tender Offer shall comply in all material respects with the requirements of Rule 14e-1 promulgated under the Exchange Act (“Rule 14e-1”), the Trust Indenture Act of 1939, as amended (the “TIA”), if applicable, and any other applicable Law, it being understood that Anixter Opco shall not be required to take any action that does not comply with Rule 14e-1, the TIA, if applicable, or other applicable Law. The Company shall cause Anixter Opco to waive any of the conditions to a 2021 Notes Tender Offer as may be reasonably requested by Parent (other than the condition that a 2021 Notes Tender Offer is conditioned on the Closing occurring), so long as such waivers would not cause a 2021 Notes Tender Offer to violate the Exchange Act, the TIA or any other applicable Law, and to not, without the prior written consent of Parent, waive any condition to a 2021 Notes Tender Offer or make any material change, amendment or modification to the terms and conditions of a 2021 Notes Tender Offer (including any extension thereof) other than as directed by Parent. If all of the 2021 Notes then outstanding are validly tendered and not validly withdrawn in the 2021 Notes Tender Offer, the Company shall use its reasonable best efforts to cause Anixter Opco to cause the delivery, taking or making of all required documents, actions or payments (other than the deposit of funds, if any, in accordance with clause (iii) below) under the 2021 Indenture to effect the satisfaction and discharge or defeasance of the 2021 Indenture pursuant to the requisite provisions of the 2021 Indenture; and/or

(ii)    if requested by Parent, use its reasonable best efforts to cause Anixter Opco to (x) deliver, or use its reasonable best efforts to cause the trustee under the 2021 Indenture to deliver, a notice of optional redemption on the Closing Date (contingent upon the occurrence of the Closing) (the “2021 Redemption Notice”) for all of the outstanding aggregate principal amount of the 2021 Notes, pursuant to the requisite provisions of the 2021 Indenture and (y) use its reasonable best efforts to cause the delivery, taking or making of all required documents, actions or payments (other than the deposit of funds in accordance with clause (iii) below) under the 2021 Indenture to effect the satisfaction and discharge or defeasance of the 2021 Indenture pursuant to the requisite provisions of the 2021 Indenture. The Company shall (1) provide Parent with a reasonable opportunity to review and comment on drafts of the definitive documentation for any such redemption of the 2021 Notes and will give reasonable consideration to the comments, if any, raised by Parent and (2) use its reasonable best efforts to cause Anixter Opco to timely provide the trustee under the 2021 Indenture with such officers’ certificates and other documentation or take such actions required by the 2021 Indenture or reasonably requested by the trustee under the 2021 Indenture in connection therewith; and

(iii)    On the Closing Date, as promptly as practicable after the Merger is consummated, Parent shall (or shall cause the Surviving Corporation to) deposit or cause to be deposited funds with the trustee under the 2021 Indenture as required pursuant to the terms of the 2021 Indenture and (if applicable) the 2021 Redemption Notice sufficient to effect the satisfaction and discharge or defeasance of the 2021 Indenture. The Company shall use its reasonable best efforts to deliver to Parent at least three (3) Business Days prior to the Closing Date a schedule setting forth the amount required to be deposited with the trustee under the 2021 Indenture on the Closing Date sufficient to effect the satisfaction and discharge or defeasance of the 2021 Indenture, together with wire transfer instructions. The Company shall (1) provide Parent with a reasonable opportunity to review and comment on drafts of the definitive documentation for any such satisfaction and discharge or defeasance of the 2021 Notes and 2021 Indenture at the Closing, and will give reasonable consideration to the comments, if any, raised by Parent, and (2) use its reasonable best efforts to cause Anixter Opco to timely provide the trustee under the 2021 Indenture with such officers’ certificates and other documentation or take such actions required by the 2021 Indenture or reasonably requested by the trustee under the 2021 Indenture in connection therewith. For the avoidance of doubt, the Company shall use its reasonable best efforts to obtain a trustee’s acknowledgement of satisfaction and discharge or defeasance of the 2021 Indenture, in a form and substance reasonably satisfactory to Parent, and executed by the trustee under the 2021 Indenture;

(b)    Between the date of this Agreement and the Closing Date, the Company shall, and shall cause the Company Subsidiaries (including Anixter Opco) and its and their respective Representatives (including legal and accounting representatives) to, with respect to the 2023 Notes and the 2023 Indenture:

(i)    if requested by Parent, use reasonable best efforts to cause Anixter Opco to commence a consent solicitation with respect to the 2023 Notes to seek to obtain the requisite consents from holders of the 2023 Notes needed to amend, eliminate or waive certain sections of the 2023 Indenture specified by Parent (a “2023 Notes Consent Solicitation”) on such terms and conditions, including with respect to consent fees, that are proposed by Parent; provided that (x) Parent shall be responsible for preparation of the 2023 Notes Consent Solicitation Documents (as defined below) and (y) Parent shall consult with the Company and afford the Company a reasonable opportunity to review and comment on the necessary consent solicitation statement, supplemental indenture and other related documents in connection with such 2023 Notes Consent Solicitation and Parent will give reasonable consideration to the comments, if any, raised by the Company (the “2023 Notes Consent Solicitation Documents”). The Company shall use its reasonable best efforts to cause Anixter Opco to provide, and to cause its Representatives to provide, all cooperation reasonably requested by Parent in connection with the 2023 Notes Consent Solicitation, including appointing a solicitation agent selected by Parent. The Company shall cause Anixter Opco to waive any of the conditions to the 2023 Notes Consent Solicitation as may be reasonably requested by Parent (other than the condition that any proposed amendments set forth therein shall not become operative until the Closing), so long as such waivers would not cause the 2023 Notes Consent Solicitation to violate applicable Law, and to not, without the prior written consent of Parent, waive any condition to the 2023 Notes Consent Solicitation or make any material change, amendment or modification to the terms and conditions of any 2023 Notes Consent Solicitation other than as directed by Parent. Promptly following the expiration of a 2023 Notes Consent

Solicitation, assuming the requisite consent from the holders of the 2023 Notes (including from Persons holding proxies from such holders) has been received and certified by the solicitation agent, the Company shall use its reasonable best efforts to cause Anixter Opco to cause an appropriate supplemental indenture (the “2023 Notes Supplemental Indenture”) to become effective providing for the amendments of the 2023 Indenture contemplated in the 2023 Notes Consent Solicitation Documents; provided, however, that notwithstanding the fact that a 2023 Notes Supplemental Indenture may become effective earlier, the proposed amendments set forth therein shall not become operative until the Closing. The form and substance of the 2023 Notes Supplemental Indenture shall be reasonably satisfactory to Parent;

(ii)    if requested by Parent, use reasonable best efforts to cause Anixter Opco to commence a tender offer and/or an exchange offer as specified by Parent, with respect to all of the outstanding 2023 Notes, on such terms and conditions, including pricing terms, that are proposed, from time to time, by Parent (the “2023 Notes Offer”); provided that (x) Parent shall be responsible for preparation of the 2023 Notes Offer Documents (as defined below) and (y) Parent shall consult with the Company and afford the Company a reasonable opportunity to review and comment on the necessary registration statement, offering document, offer to purchase, related letter of transmittal, supplemental indenture, to the extent applicable, and other related documents in connection with such 2023 Notes Offer and Parent will give reasonable consideration to the comments, if any, raised by the Company (the “2023 Notes Offer Documents”) and the material terms and conditions of the 2023 Notes Offer. The terms and conditions specified by Parent for the 2023 Notes Offer shall be in compliance with the 2023 Indenture and any applicable Laws. The closing of a 2023 Notes Offer, if any, shall be expressly conditioned on the occurrence of the Closing, and, in accordance with the terms of the 2023 Notes Offer, the Company shall use its reasonable best efforts to cause Anixter Opco to accept for purchase, and purchase, the 2023 Notes validly tendered and not validly withdrawn in the 2023 Notes Offer (provided that the proposed amendments to the 2023 Indenture set forth in any 2023 Notes Offer Document may not become effective unless and until the Closing has occurred). The Company shall use its reasonable best efforts to cause Anixter Opco to provide, and to cause its Representatives to provide, all cooperation reasonably requested by Parent in connection with the 2023 Notes Offer, including appointing a dealer manager selected by Parent. Any 2023 Notes Offer shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, including, as applicable, Rule 14e-1, the TIA, and any other applicable Law, it being understood that Anixter Opco shall not be required to take any action that does not comply with such applicable Law. As applicable, the Company shall cause Anixter Opco to waive any of the conditions to a 2023 Notes Offer as may be reasonably requested by Parent (other than the condition that a 2023 Notes Offer is conditioned on the Closing occurring), so long as such waivers would not cause a 2023 Notes Offer to violate the Securities Act, the Exchange Act, the TIA or any other applicable Law, and to not, without the prior written consent of Parent, waive any condition to a 2023 Notes Offer or make any material change, amendment or modification to the terms and conditions of a 2023 Notes Offer (including any extension thereof) other than as directed by Parent;

(iii)    if requested by Parent, use reasonable best efforts to cause Anixter Opco to deliver a notice to each holder of the 2023 Notes, in accordance with Section 11.09 of the 2023 Indenture, with respect to an Offer to Purchase (as defined in the 2023 Indenture) for the repurchase, on and subject to the occurrence of a Payment Date (as defined in the 2023 Indenture), to be mutually agreed by Parent and the Company, of all of the 2023 Notes then outstanding and otherwise comply with the 2023 Indenture with respect to such Offer to Purchase; provided that such Offer to Purchase shall be expressly conditioned on the Closing to the extent provided by Section 11.09 of the 2023 Indenture;

(iv)    if requested by Parent, cause the Company, Anixter Opco and any other applicable Company Subsidiary to (x) enter into a supplemental indenture, any security arrangements (including any pledge and security documents, collateral trust agreement, intercreditor agreement and other customary security documents) and other related documents (the “2023 Notes Security Documents”) as contemplated by Section 10.05 of the 2023 Indenture in order for the 2023 Notes to be secured “equally and ratably” with the security interest that will secure all or any portion of the Financing and (y) perform any actions as required by the trustee under the 2023 Indenture in order for the trustee under the 2023 Indenture to enter into any 2023 Notes Security Documents; provided that Parent shall be responsible for preparation of the 2023 Notes Security Documents; provided, further, that the effectiveness of any such documents or instruments shall be expressly conditioned on the Closing; and/or

(v)    if requested by Parent, prior to the Closing Date, cause the Company and Anixter Opco to designate any Subsidiary of the Company that is then an Unrestricted Subsidiary under and as defined in the 2023 Indenture as a Restricted Subsidiary under and as defined in the 2023 Indenture with such designation effective no earlier than the Closing Date.

(c)    Between the date of this Agreement and the Closing Date, the Company shall, and shall cause the Company Subsidiaries (including Anixter Opco) and its and their respective Representatives (including legal and accounting representatives) to, with respect to the 2025 Notes and the 2025 Indenture:

(i)    if requested by Parent, use reasonable best efforts to cause Anixter Opco to commence a consent solicitation with respect to the 2025 Notes to seek to obtain the requisite consents from holders of the 2025 Notes needed to amend, eliminate or waive certain sections of the 2025 Indenture specified by Parent (a “2025 Notes Consent Solicitation”) on such terms and conditions, including with respect to consent fees, that are proposed by Parent (including by adding a definition of “Permitted Holder” that includes Affiliates of Parent); provided that (x) Parent shall be responsible for preparation of the 2025 Notes Consent Solicitation Documents (as defined below) and (y) Parent shall consult with the Company and afford the Company a reasonable opportunity to review and comment on the necessary consent solicitation statement, supplemental indenture and other related documents in connection with such 2025 Notes Consent Solicitation and Parent will give reasonable consideration to the comments, if any, raised by the Company (the “2025 Notes Consent Solicitation Documents”). The Company shall use its reasonable best efforts to cause Anixter Opco to provide, and to cause its Representatives to provide, all cooperation reasonably requested by Parent in connection with the Consent Solicitation, including appointing a solicitation agent selected by Parent. The Company shall cause Anixter Opco to waive any of the conditions to the 2025 Notes Consent Solicitation as may be reasonably requested by Parent (other than the condition that any proposed amendments set forth therein shall not become operative until the Closing), so long as such waivers would not cause the 2025 Notes Consent Solicitation to violate applicable Law, and to not, without the prior written consent of Parent, waive any condition to the 2025 Notes Consent Solicitation or make any material change, amendment or modification to the terms and conditions of any 2025 Notes Consent Solicitation other than as directed by Parent. Promptly following the expiration of a 2025 Notes Consent Solicitation, assuming the requisite consent from the holders of the 2025 Notes (including from Persons holding proxies from such holders) has been received and certified by the solicitation agent, the Company shall use its reasonable best efforts to cause Anixter Opco to cause an appropriate supplemental indenture (the “2025 Notes Supplemental Indenture”) to become effective providing for the amendments of the 2025 Indenture contemplated in the 2025 Notes Consent Solicitation Documents; provided, however, that notwithstanding the fact that a 2025 Notes Supplemental Indenture may become effective earlier, the proposed amendments set forth therein shall not become operative until the Closing. The form and substance of the 2025 Notes Supplemental Indenture shall be reasonably satisfactory to Parent;

(ii)    if requested by Parent, use reasonable best efforts to cause Anixter Opco to commence a tender offer and/or an exchange offer as specified by Parent, with respect to all of the outstanding 2025 Notes, on such terms and conditions, including pricing terms, that are proposed, from time to time, by Parent (the “2025 Notes Offer”); provided that (x) Parent shall be responsible for preparation of the 2025 Notes Offer Documents (as defined below) and (y) Parent shall consult with the Company and afford the Company a reasonable opportunity to review and comment on the necessary registration statement, offering document, offer to purchase, related letter of transmittal, supplemental indenture, to the extent applicable, and other related documents in connection with such 2025 Notes Offer and Parent will give reasonable consideration to the comments, if any, raised by the Company (the “2025 Notes Offer Documents”) and the material terms and conditions of the 2025 Notes Offer. The terms and conditions specified by Parent for the 2025 Notes Offer shall be in compliance with the 2025 Indenture and any applicable Laws. The closing of a 2025 Notes Offer, if any, shall be expressly conditioned on the occurrence of the Closing, and in accordance with the terms of the 2025 Notes Offer, the Company shall use its reasonable best efforts to cause Anixter Opco to accept for purchase, and purchase, the 2025 Notes validly tendered and not validly withdrawn in the 2025 Notes Offer (provided that the proposed amendments to the 2025 Indenture set forth in any 2025 Notes Offer Document may not become effective unless and until the Closing has occurred). The Company shall use its reasonable best efforts to cause Anixter Opco to provide, and to cause its Representatives to provide, all cooperation reasonably requested by Parent in connection with the 2025 Notes Offer, including appointing a dealer manager selected by Parent. Any 2025 Notes Offer shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, including, as applicable, Rule 14e-1, the TIA, and any other applicable Law, it being understood that Anixter Opco shall not be required to take any action that does not comply with such applicable Law. As applicable, the Company shall cause Anixter Opco to waive any of the conditions to a 2025 Notes Offer as may be reasonably requested by Parent (other than the condition that a 2025 Notes Offer is conditioned on the Closing occurring), so long as such waivers would not cause a 2025 Notes Offer to violate the Securities Act, the Exchange Act, the TIA or any other applicable Law, and to not, without the prior written consent of Parent, waive any condition to a 2025 Notes Offer or make any material change, amendment or modification to the terms and conditions of a 2025 Notes Offer (including any extension thereof) other than as directed by Parent;

(iii)    if requested by Parent, use reasonable best efforts to cause Anixter Opco to deliver a notice to each holder of the 2025 Notes, in accordance with Section 11.09 of the 2025 Indenture, with respect to an Offer to Purchase (as defined in the 2025 Indenture) for the repurchase, on and subject to the occurrence of a Payment Date (as defined in the 2025 Indenture), to be mutually agreed by Parent and the Company, of all of the 2025 Notes then outstanding and otherwise comply with the 2025 Indenture with respect to such Offer to Purchase; provided that such Offer to Purchase shall be expressly conditioned on the Closing to the extent provided by Section 11.09 of the 2025 Indenture;

(iv)    if requested by Parent, cause the Company, Anixter Opco and any other applicable Company Subsidiary to (x) enter into a supplemental indenture, any security arrangements (including any pledge and security documents, collateral trust agreement, intercreditor agreement and other customary security documents) and other related documents (the “2025 Notes Security Documents”) as contemplated by Section 10.05 of the 2025 Indenture in order for the 2025 Notes to be secured “equally and ratably” with the security interest that will secure all or any portion of the Financing and (y) perform any actions as required by the trustee under the 2025 Indenture in order for the trustee under the 2025 Indenture to enter into any 2025 Notes Security Documents; provided that Parent shall be responsible for preparation of the 2025 Notes Security Documents; provided, further, that the effectiveness of any such documents or instruments shall be expressly conditioned on the Closing; and/or

(v)    if requested by Parent, prior to the Closing Date, cause the Company and Anixter Opco to designate any Subsidiary of the Company that is then an Unrestricted Subsidiary under and as defined in the 2025 Indenture as a Restricted Subsidiary under and as defined in the 2025 Indenture with such designation operative no earlier than the Closing Date.

(d)    Notwithstanding anything herein to the contrary, with respect to the matters contemplated by Section 6.11 and this Section 6.12, (i) nothing in Section 6.11 and this Section 6.12 shall require any action, non-action or cooperation to the extent that it would (A) reasonably be expected to result in any condition to Closing set forth in this Agreement to fail to be satisfied or otherwise cause any breach of this Agreement, (B) require the Company or any Company Subsidiary to take any action that would (1) conflict with or violate the Company Charter, the Company By-laws (or, with respect to a Company Subsidiary, equivalent governing or organizational documents) or any Law or (2) result in, prior to the Effective Time, the contravention of, or that could reasonably be expected to result in, prior to the Effective Time, a violation or breach of, or default under, any Company Contract to which the Company or the

Company Subsidiaries is a party or (C) unreasonably interfere with the normal business or operations of the Company and the Company Subsidiaries and (ii) none of the Company or any Company Subsidiary shall be required to (A) enter into or perform any agreement with respect to the matters contemplated by Section 6.11 and this Section 6.12 that is not contingent upon the Closing or that would be operative prior to the Closing (it being agreed by the parties that, notwithstanding the fact that any document executed by the Company or any Company Subsidiary pursuant to Section 6.11 and this Section 6.12 may become effective earlier, no such document shall become operative until the Closing, other than (1) the prepayment, termination or redemption notices set forth in Section 6.09(c)(v), (2) a customary solicitation agent agreement in connection with any consent solicitation or change of control tender offer in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in this Section 6.12, (3) a customary dealer manager agreement in connection with any tender offer, exchange offer or change of control tender offer in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in this Section 6.12, (4) any certificate or other document reasonably requested by Parent as backup for legal opinions to be provided in connection with the transactions contemplated by this Section 6.12, (5) customary ancillary agreements and closing deliverables for any consent solicitation, tender offer, exchange offer, change of control tender offer, optional redemption, satisfaction and discharge or defeasance in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in this Section 6.12, (6) any approvals or authorizations by the board of directors (or equivalent bodies) of the Company or any Company Subsidiary in connection with any consent solicitation, tender offer, exchange offer, change of control tender offer, optional redemption, satisfaction and discharge, defeasance or designation of restricted subsidiaries in respect of the 2021 Notes, the 2023 Notes or the 2025 Notes set forth in this Section 6.12 and (7) any documentation reasonably requested by the trustee under the 2023 Indenture or the 2025 Indenture in connection with any designation of restricted subsidiaries set forth in this Section 6.12), (B) bear any expense or pay any commitment or other fee in connection with the matters contemplated by Section 6.11 and this Section 6.12 prior to the Effective Time or otherwise not subject to the indemnification and expense reimbursement provision in the last sentence of Section 6.09(c), (C) prepare separate financial statements for any Company Subsidiary to the extent not required by Section 6.09(c) or (D) provide any legal opinion with respect to the matters contemplated by Section 6.11 and this Section 6.12.

SECTION 6.13    Pre-Closing Restructuring. Promptly after the date hereof, the Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to, take such actions as are necessary to effectuate the restructuring set forth on Schedule 6.13 (the “Pre-Closing Restructuring”), and the Company shall cause the Pre-Closing Restructuring to be consummated prior to the earlier of (x) the launch of any consent solicitation, tender offer, exchange offer or change of control tender offer contemplated by Section 6.12 and (y) the commencement of the Marketing Period; provided that, prior to taking any action to effect such Pre-Closing Restructuring, the Company shall provide Parent a reasonable opportunity to review and comment on the Company’s proposed steps to effect such Pre-Closing Restructuring and the Company shall consult with, and consider any comments by, Parent in good faith prior to taking any action contemplated under this Section 6.13.

SECTION 6.14    Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause the Merger, and any dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.15    Delisting. Each of the parties agrees to cooperate with the other parties in taking, or causing to be taken, all actions necessary to delist the shares of Company Common Stock from the NYSE and terminate its registration under the Exchange Act; provided that such delisting and termination shall not be effective until at or after the Effective Time.

SECTION 6.16    NYSE Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock and the Depositary Shares to be issued in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, at or prior to the Effective Time.

SECTION 6.17    Certificate of Designation. Prior to the Effective Time, Parent shall cause to be filed with the Secretary of State of the State of Delaware a Certificate of Designation authorizing and setting forth the designation, preferences, privileges, voting rights, and other special rights and qualifications, limitations and restrictions of the Series A Parent Preferred Stock, substantially in the form attached hereto as Exhibit E, with such changes as may be mutually agreed to by the parties; provided, however, that Parent shall not be required to file any such Certificate of Designation if the Preferred Exchange Ratio shall have been reduced to zero pursuant to Section 2.01(g).

ARTICLE VII

Conditions Precedent

SECTION 7.01    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver (to the extent permitted by this Agreement and applicable Law) on or before the Closing Date of each of the following conditions:

(a)    Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b)    Antitrust. Any waiting period (and any extension thereof) in connection with the Required Antitrust Filings shall have been terminated or shall have expired, and any approvals, consents or clearances required in connection with the Transactions under the Required Antitrust Filings shall have been obtained.

(c)    No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other Judgment issued by any court of competent jurisdiction or of a competent Governmental Entity preventing the consummation of the Merger shall have been entered and shall continue to be in effect, and no Law preventing the consummation of the Merger shall be in effect; provided, however, that the condition in this Section 7.01(c) shall not be available to any party in connection with or as a result of any order, injunction or other Judgment issued by any Governmental Entity other than a court of competent jurisdiction in any jurisdiction listed in Exhibit D or any Law of any Governmental Entity other than any jurisdiction listed in Exhibit D.

(d)    Form S-4. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced.

(e)    NYSE Listing. The shares of Parent Common Stock and the Depositary Shares to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

SECTION 7.02    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver (to the extent permitted by this Agreement or applicable Law) on or before the Closing Date of each of the following conditions:

(a)    Representations and Warranties. (1) The representations and warranties of the Company in Section 3.01, Section 3.03 and Section 3.21 shall be true and correct in all material respects (except to the extent such representations and warranties are qualified by materiality, Company Material Adverse Effect or like qualifications, in which case such representations shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct in all material respects (except to the extent such representations and warranties are qualified by materiality, Company Material Adverse Effect or like qualifications, in which case such representations shall be true and correct in all respects) on and as of such other date), (2) the representations and warranties of the Company in Section 3.02(a) and Section 3.02(b) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date in all respects (except for de minimis inaccuracies), and (3) the representations and warranties of the Company in this Agreement (other than the representations and warranties addressed in the foregoing clauses (i) and (ii)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct on and as of such other date), other than such failures to be true and correct (without giving effect to any materiality, Company Material Adverse Effect or like qualifications therein) that, individually and in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)    Performance of Obligations. The Company shall have performed and complied with in all material respects all covenants and obligations required to be performed or complied with by it under this Agreement at or before the Closing Date.

(c)    Absence of Company Material Adverse Effect. Since the date of the most recent financial statements included in the Filed Company SEC Documents, there shall not have occurred a Company Material Adverse Effect.

(d)    Officer’s Certificate. Parent shall have received a certificate executed by the Company’s Chief Executive Officer and Chief Financial Officer certifying on behalf of the Company that the conditions set forth in clauses (a), (b) and (c) of this Section 7.02 are duly satisfied immediately prior to the Closing.

SECTION 7.03    Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver (to the extent permitted by agreement or applicable Law) on or before the Closing Date of each of the following conditions:

(a)    Representations and Warranties. (i) The representations and warranties of Parent in Section 4.01, Section 4.03 and Section 4.21 shall be true and correct in all material respects (except to the extent such representations and warranties are qualified by materiality, Parent Material Adverse Effect or like qualifications, in which case such representations shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct in all material respects (except to the extent such representations and warranties are qualified by materiality, Parent Material Adverse Effect or like qualifications, in which case such representations shall be true and correct in all respects) on and as of such other date), (ii) the representations and warranties of Parent in Section 4.02(a) and Section 4.02(b) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date in all respects (except for de minimis inaccuracies), and (iii) the representations and warranties of Parent in this Agreement (other than the representations and warranties addressed in the foregoing clauses (i) and (ii)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct on and as of such other date), other than such failures to be true and correct (without giving effect to any materiality, Parent Material Adverse Effect or like qualifications therein) that, individually and in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)    Performance of Obligations. Parent and Merger Sub shall have performed and complied with in all material respects all covenants and obligations required to be performed or complied with by them under this Agreement at or before the Closing Date.

(c)    Absence of Parent Material Adverse Effect. Since the date of the most recent financial statements included in the Filed Parent SEC Documents, there shall not have occurred a Parent Material Adverse Effect.

(d)    Officer’s Certificate. The Company shall have received a certificate executed on behalf of Parent by an officer of Parent certifying on behalf of Parent that the conditions set forth in clauses (a), (b) and (c) of this Section 7.03 are duly satisfied immediately prior to the Closing.

SECTION 7.04    Frustration of Closing Conditions. Neither the Company nor Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other Transactions or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.01 (Conditions to Each Party’s Obligation to Effect the Merger),

Section 7.02 (Conditions to Obligations of Parent and Merger Sub) or Section 7.03 (Conditions to Obligation of the Company), as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01    Termination. This Agreement may be terminated at any time before the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a)    by mutual written consent of Parent, Merger Sub and the Company;

(b)    by written notice from either Parent or the Company:

(i)    if the Merger is not consummated on or before July 10, 2020 (as it may be extended below or with the mutual written consent of both Parent and the Company, the “Outside Date”); provided, that if the Merger shall not have been consummated by July 10, 2020, but on that date, any of the conditions set forth in Section 7.01 shall not be satisfied, but all other conditions shall have been satisfied or waived (except for any conditions that by their nature can be satisfied only on the Closing Date), then the Outside Date shall automatically be extended to October 13, 2020; provided, further, that, if after such extension, the Merger shall not have been consummated by October 13, 2020, but on that date, any of the conditions set forth in Section 7.01(b) or Section 7.01(c) shall not be satisfied, but all other conditions shall have been satisfied or waived (except for any conditions that by their nature can be satisfied only on the Closing Date), then the Outside Date shall automatically be extended to January 11, 2021; provided, further, that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any party whose material breach of any provision of this Agreement has been the proximate cause of, or resulted in, the Merger not having been consummated prior to the Outside Date;

(ii)    if (A) any Law or other legal restraint or prohibition entered or made after the date hereof makes consummation of the Merger illegal or (B) any Governmental Entity issues a Judgment permanently enjoining or otherwise permanently prohibiting the Merger, and such Judgment shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall not be available (x) to any party whose material breach of any provision of this Agreement has been the proximate cause of, or resulted in, the issuance of such Judgment or (y) in connection with any such Law or other such legal restraint or prohibition other than any Law, legal restraint or prohibition of any Governmental Entity in any jurisdiction listed in Exhibit D or any such Judgment other than a Judgment of a court of competent jurisdiction in any jurisdiction listed in Exhibit D; or

(iii)    if, upon a vote at a duly convened meeting to obtain the Company Stockholder Approval (including any adjournment or postponement thereof), the Company Stockholder Approval is not obtained.

(c)    by written notice from Parent, if the Company breaches or fails to perform in any material respect any of its representations, warranties, agreements or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and (ii) cannot be or has not been cured within thirty (30) days after the giving of written notice to the Company of such breach (provided that Parent is not then in breach of any representation, warranty or covenant contained in this Agreement);

(d)    by written notice from Parent, before receipt of the Company Stockholder Approval, if (i) the Company Board or any committee thereof makes a Company Recommendation Change or (ii) the Company shall have materially breached the provisions of Section 5.03, and such breach has resulted in the receipt by the Company of a Company Takeover Proposal;

(e)    by written notice from the Company, if Parent breaches or fails to perform in any material respect any of its representations, warranties, agreements or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and (ii) cannot be or has not been cured within thirty (30) days after the giving of written notice to Parent of such breach (provided that the Company is not then in breach of any representation, warranty or covenant in this Agreement); or

(f)    by written notice from the Company, before receipt of the Company Stockholder Approval, if (i) the Company Board has received a Superior Company Proposal, (ii) the Company has complied in all material respects with Section 5.03(e) (Change in Recommendation Permitted in Certain Circumstances) to the extent applicable, (iii) the Company has previously paid or concurrently pays or causes to be paid the fee due under Section 6.06(b) and (iv) the Company Board concurrently approves, and the Company concurrently enters into, a definitive agreement providing for the implementation of such Superior Company Proposal. Acceptance by Parent of the fee due under Section 6.06(b) (Fees and Expenses) shall constitute acceptance by Parent of the validity of any termination of this Agreement under this Section 8.01(f).

SECTION 8.02    Effect of Termination.

(a)    In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01 (Termination), this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the penultimate sentence of Section 6.02(a) (Access to Information; Confidentiality), Section 6.02(b) (Access to Information; Confidentiality), Section 6.06 (Fees and Expenses), Parent’s obligations under the last sentence of Section 6.09(c) (Financing), this Section 8.02 and Article IX (General Provisions), which provisions shall survive such termination. The Confidentiality Agreement, the Clean Team Agreement, the Reverse Confidentiality Agreement and the Reverse Clean Team Agreement shall not be affected by the termination of this Agreement and shall continue in full force and effect in accordance with their repective terms.

(b)    Notwithstanding anything to the contrary in this Agreement, but subject to Section 9.10 (Enforcement), in any circumstance in which this Agreement is terminated and Parent has the right to receive payment of the Company Termination Fee or the Parent Expenses pursuant to Section 6.06 (Fees and Expenses), the payment of the Company Termination Fee or the Parent Expenses, the Termination Expenses and Interest (if applicable), shall be the sole and exclusive remedy of Parent Related Parties against the Company and any of its Non-Party Affiliates (together, the “Company Related Parties”) for any loss or damage suffered as a result of the failure of the Transactions or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (except that the Company remains obligated to pay to Parent and Merger Sub any amount due and payable pursuant to Section 6.06 (Fees and Expenses)), whether in equity or at law, in contract, in tort or otherwise, except that nothing shall relieve the Company of its obligations under Section 6.07 (Public Announcements), and provided that nothing herein shall abridge or otherwise modify any Liabilities of the Company for fraud or a Willful Breach.

(c)    Notwithstanding anything to the contrary in this Agreement, but subject to Section 9.10 (Enforcement), in any circumstance in which this Agreement is terminated and the Company has the right to receive payment of the Reverse Termination Fee pursuant to Section 6.06 (Fees and Expenses), the payment of the Reverse Termination Fee, the Termination Expenses and Interest (if applicable) and any indemnification, reimbursement or other payment obligations of Parent under Section 6.09, Section 6.11 or Section 6.12, and any damages under Section 9.07(c), shall be the sole and exclusive remedy of the Company Related Parties against Parent and any of its Non-Party Affiliates (together, the “Parent Related Parties”) for any loss or damage suffered as a result of the failure of the Transactions or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (except that the Parent remains obligated to pay to the Company any amount due and payable pursuant to Section 6.06 (Fees and Expenses)), whether in equity or at law, in contract, in tort or otherwise, except that nothing shall relieve Parent or Merger Sub of its obligations under Section 6.07 (Public Announcements), and provided that nothing herein shall abridge or otherwise modify any Liabilities of Parent or Merger Sub for fraud or a Willful Breach.

SECTION 8.03    Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that (i) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders and (ii) no amendment shall be made to this Agreement after the Effective Time. Except as required by Law, no amendment of this Agreement by the Company shall require the approval of the stockholders of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Notwithstanding anything else to the contrary herein, the provisions set forth in Section 6.06 (Fees and Expenses), Section 8.02(c) (Effect of Termination), this Section 8.03, Section 9.07 (Entire Agreement; No Third Party Beneficiaries), Section 9.11 (Venue; Waiver of Trial by Jury) and Section 9.12 (Non-Recourse) (and with respect to any of the foregoing sections, any of the defined terms used therein) in each case may not be amended, modified or altered in any manner adverse to the Lender Related Parties in any material respect without the prior written consent of the Committed Lenders.

SECTION 8.04    Extension; Waiver. At any time before the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement; provided, however, that (i) after receipt of the Company Stockholder Approval, there shall be made no waiver that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders and (ii) no waiver shall be made under this Agreement after the Effective Time. Except as required by Law, no extension or waiver by the Company shall require the approval of the stockholders of the Company. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. For any matter under this Agreement requiring the consent or approval of any party, such consent or approval shall be valid and binding on a party hereto only if such consent or approval is delivered in an instrument in writing signed on behalf of such party.

SECTION 8.05    Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01 (Termination), an amendment of this Agreement pursuant to Section 8.03 (Amendment) or an extension or waiver pursuant to Section 8.04 (Extension; Waiver) shall, in order to be effective, require in the case of Parent, Merger Sub or the Company, action by its board of directors, managing member or other equivalent body, or the duly authorized designee thereof, together with notice thereof to the other parties hereto as contemplated by Section 9.02 (Notices). Termination of this Agreement before the Effective Time shall not require the approval of the stockholders of the Company or the stockholders of Parent.

ARTICLE IX

General Provisions

SECTION 9.01    Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.

SECTION 9.02    Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing, shall be sent by e-mail of a .pdf attachment (providing confirmation of transmission), by reliable overnight delivery service (with proof of service) or by hand delivery, and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however, that any notice received by e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day:

(a)     if to Parent or Merger Sub, to

WESCO International, Inc.

225 West Station Square Drive, Suite 700

Pittsburgh, Pennsylvania 15219

Email:          dlazzaris@wescodist.com

Attention:    Diane Lazzaris

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Email:          AOEmmerich@wlrk.com; JLRobinson@wlrk.com

Attention:    Adam O. Emmerich; John L. Robinson

(b)     if to the Company, to

Anixter International Inc.

2301 Patriot Blvd

Glenview, IL 60026

Email:          justin.choi@anixter.com

Attention:    Justin Choi

with a copy to:

Sidley Austin LLP

787 7th Avenue

New York, NY 10019

Email:          irotter@sidley.com; gsaltarelli@sidley.com

Attention:    Irving L. Rotter; Gabriel Saltarelli

SECTION 9.03    Definitions. For purposes of this Agreement:

“2021 Indenture” means the Indenture, dated as of April 30, 2012 (as supplemented by the Second Supplemental Indenture, dated as of September 23, 2014), among Anixter Opco, as issuer, the Company, as guarantor, and Wells Fargo Bank, National Association, as trustee.

“2021 Notes” means the 5.125% Senior Notes due 2021 issued under the 2021 Indenture.

“2023 Indenture” means the Indenture, dated as of August 8, 2015, among Anixter Opco, as issuer, the Company, as guarantor, and Wells Fargo Bank, National Association, as trustee.

“2023 Notes” means the 5.50% Senior Notes due 2023 issued under the 2023 Indenture.

“2025 Indenture” means the Indenture, dated as of November 13, 2018, among Anixter Opco, as issuer, the Company, as guarantor, and Wells Fargo Bank, National Association, as trustee.

“2025 Notes” means the 6.00% Senior Notes due 2025 issued under the 2025 Indenture.

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a Person that contains confidentiality obligations of such Person that has made a Company Takeover Proposal that, in the good-faith judgment of the Company, are no less favorable in the aggregate to the Company than those of Parent contained in the Confidentiality Agreement, or a less favorable confidentiality agreement, in which case the terms of the Confidentiality Agreement shall be deemed modified to the same extent or a confidentiality agreement entered into by the Company with another party in connection with the Company’s sale process prior to the execution and delivery of this Agreement.

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. “Control” has the meaning specified in Rule 405 under the Securities Act.

“Antitrust Laws” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended and applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Anixter Opco” means Anixter Inc., a Delaware corporation.

“Average Parent Stock Price” means the average of the volume weighted averages of the trading prices of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the ten (10) consecutive Trading Days ending on (and including) the Trading Day that is three Trading Days prior to the date of the Effective Time (the “Averaging Period”); provided, however that if, during the Averaging Period, Parent declares, sets aside or pays dividends or distributions with respect to any securities pursuant to clause (2) of the proviso to Section 5.02(a)(i) or issues securities pursuant to the proviso to Section 5.02(a)(ii), then the Average Parent Stock Price shall be the lesser of (x) the Average Parent Stock Price determined without regard to this proviso and (y) the average of the volume weighted averages of the trading prices of the Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the Trading Days during the Averaging Period that occur after such declaration, setting aside, payment, distribution or issuance.

“Base Cash Amount” means $70.00.

“Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by Law or regulation to close in the City of New York, New York.

“Cash Collar Adjustment Amount” means:

(a)	if the Average Parent Stock Price is less than $47.10, then an amount equal to positive $2.82;

(b)

if the Average Parent Stock Price is greater than or equal to $47.10 but less than $58.88, then the result of the Common Exchange Ratio multiplied by the difference of (1) $58.88 minus (2) the Average Parent Stock Price; and

(c)	if the Average Parent Stock Price is greater than or equal to $58.88, then an amount equal to zero,

in each case, rounded to the nearest whole cent.

For the avoidance of doubt, in no event shall the Cash Collar Adjustment Amount be greater than $2.82 or less than zero.

“Cash Consideration” means an amount of cash, without interest, equal to the sum of (a) the Base Cash Amount plus (b) the Cash Collar Adjustment Amount plus (c) the Preferred Reduction Adjustment Amount.

“CDD Rule” means the Customer Due Diligence Requirement for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act (such rule published May 11, 2016 and effective May 11, 2018, as amended from time to time).

“Code” means the Internal Revenue Code of 1986.

“Common Exchange Ratio” means 0.2397.

“Company ERISA Affiliate” means each Company Subsidiary and any other Person or entity under common control with the Company or any Company Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

“Company IT Systems” means the hardware, Software, data, databases, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology or data communications equipment owned, leased by or licensed to the Company or a Company Subsidiary.

“Company Material Adverse Effect” means any effect, change, event, development, state of facts, circumstance or occurrence that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect (a) on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and the

Company Subsidiaries, taken as a whole or (b) on the ability of the Company to consummate timely the Merger; provided, however, that for purposes of clause (a) the term “Company Material Adverse Effect” shall not include effects to the extent they result from (i) changes in financial, securities or currency markets, changes in prevailing interest rates or exchange rates, changes in general economic or political conditions, changes in the industry in which the Company or any Company Subsidiary operates, changes in commodity prices, or effects of weather or acts of God, (ii) any bankruptcy, insolvency or other financial distress of any customer or other counterparty of the Company or any Company Subsidiary, (iii) any attack, outbreak, hostility, terrorist activity, act or declaration of war or act of public enemies or other calamity, crisis or geopolitical event, (iv) changes in Law or in any interpretation of any Law, or changes in regulatory conditions in the jurisdictions in which the Company or any Company Subsidiary operates, (v) changes in GAAP or any authoritative interpretation thereof, (vi) any failure to meet projections or any changes in the price or trading volume of the Company Common Stock or any downgrade in the credit ratings of the Company’s long-term debt (provided that this exception shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein constitutes a “Company Material Adverse Effect”), (vii) the negotiation, announcement, execution, delivery, consummation or pendency of this Agreement or of the Transactions (including any effect resulting therefrom on the relationships of the Company or any Company Subsidiary with their customers, suppliers, employees or competitors) (it being agreed that this clause (vii) shall not apply to any representation or warranty to the extent the express purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution, delivery, consummation or pendency of this Agreement or of the Transactions), (viii) any action by the Company or its Affiliates required by this Agreement, (ix) any actions taken or not taken at the express request of Parent or (x) any actions or claims made or brought by any stockholders of the Company (on their behalf or on behalf of the Company) alleging (A) a breach of any fiduciary duty of any director of the Company, (B) any claim under federal securities Laws or (C) any claim similar to those described in clauses (A) or (B) under other applicable state or federal Law, in each case relating to the evaluation, negotiation or entry into or terms of this Agreement, recommendation of the Transactions to the Company’s stockholders or consummation of the Transactions including, for the avoidance of doubt, any claim challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement; provided that any action, effect, change, event, circumstance, development, occurrence or state of facts resulting from the matters referred to in clauses (i) through (v) above shall not be excluded to the extent of any disproportionate impact of such matter on the Company and the Company Subsidiaries, taken as a whole, as compared to other companies operating in the same industry.

“Company Stock Plans” means the Itel Corporation 1989 Stock Incentive Plan, the Itel Corporation 1987 Key Executive Equity Plan, effective July 16, 1992, the 1995 Stock Option Agreement, effective January 1, 1995, the Anixter International Inc. 1996 Stock Incentive Plan, effective February 8, 1996, the Anixter International Inc. 1998 Stock Incentive Plan, the Anixter International Inc. 2001 Stock Incentive Plan, as amended, effective May 24, 2001, the Anixter International Inc. 2006 Stock Incentive Plan, the Anixter International Inc. 2010 Stock Incentive Plan and the Anixter International Inc. 2017 Stock Incentive Plan.

“COTS License” means a “shrink-wrap”, “click-through” or “off-the-shelf” software license or any other license of uncustomized software that is commercially available to the public generally, with one-time or annual license, maintenance, support and other fees of $500,000 or less.

“Environmental Laws” means any and all Laws, Judgments and Permits issued, promulgated or entered into by or with any Governmental Entity, relating to pollution or protection of the environment, the preservation or reclamation of natural resources or the management, Release or threatened Release of or exposure to Hazardous Materials.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time.

“Existing Credit Facilities” means (i) the Credit Agreement, dated as of October 5, 2015 (as amended by the Waiver and First Amendment to Receivables Facility Loan Documents, dated as of September 29, 2016, the Second Amendment to Receivables Facility Credit Agreement, dated as of October 29, 2018, and the Third Amendment to Receivables Facility Credit Agreement, dated as of November 16, 2018), among Anixter Receivables Corporation, as borrower, Anixter Opco, as servicer, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties thereto, (ii) the Credit Agreement, dated as of October 5, 2015 (as amended by the First Amendment to Inventory Facility Loan Documents, dated as of September 29, 2016, the Second Amendment to Inventory Facility Credit Agreement, dated as of October 29, 2018, and the Third Amendment to Inventory Facility Credit Agreement, dated as of November 16, 2018), among Anixter Opco, as a borrower, the other borrowers from time to time party thereto, the lenders from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent, and the other parties thereto and (iii) the Credit Agreement, dated as of October 5, 2015 (as amended by the First Amending Agreement, dated as of January 19, 2018), among Anixter Canada Inc. (as successor by amalgamation to Tri-Ed ULC and 9112855 Canada Inc.), as borrower, Anixter Mid Holdings BV, as guarantor, the lenders from time to time party thereto, The Bank of Nova Scotia, as administrative agent, and the other parties thereto.

“Filed Company SEC Documents” means the Company SEC Documents filed at least two (2) Business Days prior to the date hereof.

“Filed Parent SEC Documents” means the Parent SEC Documents filed at least two (2) Business Days prior to the date hereof.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“group of Persons” has the same meaning as “group” as defined in or under Section 13(d) of the Exchange Act.

“Hazardous Materials” means (a) any and all radioactive materials or wastes, petroleum (including crude oil or any fraction thereof) or petroleum distillates, polychlorinated biphenyls, asbestos or asbestos-containing materials and urea formaldehyde foam and (b) any other wastes, materials, chemicals or substances regulated pursuant to any Environmental Law.

“IFRS” means International Financial Reporting Standards and interpretations thereof as established by the International Accounting Standards Board, as in effect from time to time.

“Intellectual Property” means, in any and all jurisdictions throughout the world, any (a) patent (including any reissue, division, continuation or extension thereof), patent application or patent right, (b) trademark, trademark registration, trademark application, service mark, trade name, business name or brand name, (c) Internet domain names, (d) the goodwill associated with any and all of (b) and (c) and symbolized thereby, (e) copyright, copyright registration, design or design registration, (f) rights in Software, (g) rights in Trade Secrets and (h) other intellectual property rights.

“Intervening Event” means any action, effect, change, event, circumstance, development, occurrence or state of facts that is material to the Company and the Company Subsidiaries as a whole, that (a) is not known to or reasonably foreseeable by the Company Board as of the date of this Agreement, (b) becomes known to or by the Company Board prior to obtaining the Company Stockholder Approval and (c) does not relate to (i) a Company Takeover Proposal or any matter relating thereto or consequence thereof, (ii) any action, effect, change, event, circumstance, occurrence or state of facts relating to Parent, Merger Sub or any of their respective Affiliates, (iii) changes in the market price or trading volume of the shares of Company Common Stock in and of themselves or (iv) the fact that the Company meets, exceeds or fails to meet in any quantifiable respect, any internal or analyst’s projections, guidance, budgets, expectations, forecasts or estimates for any period (provided that this clause (iv) shall not prevent or otherwise affect a determination that the underlying cause of any such event referred to herein constitutes an “Intervening Event”).

“IRS” means the United States Internal Revenue Service.

“Judgment” means any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by any Governmental Entity (in each case whether temporary, preliminary or permanent).

“Knowledge”, when used with respect to (a) Parent, means the actual knowledge as of the date hereof of any fact, circumstance or condition of those officers of Parent and Merger Sub set forth on Exhibit B and (b) the Company, means the actual knowledge as of the date hereof of any fact, circumstance or condition of those officers of the Company set forth on Exhibit C after reasonable inquiry of those employees who would reasonably be expected to have actual knowledge of the matter in question.

“Law” means any federal, state, local, foreign, international or multinational treaty, constitution, statute or other law, executive action pursuant to statute or otherwise, ordinance, rule or regulation, and all Judgments.

“Lender Related Parties” means the Persons (including the Committed Lenders and each agent and arranger) that have committed to provide or arrange or have otherwise entered into agreements in connection with the Financing, any customary high-yield non-convertible bonds being issued in lieu of all or any portion of the Financing or any alternative debt financings (including any Alternative Financing) in connection with the Transactions pursuant to the Commitment Letter or any other commitment letter, and any joinder agreements, indentures or credit agreements permitted by this Agreement and entered into pursuant thereto or relating thereto, together with their respective Affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and Representatives of the foregoing, and their respective successors and assigns.

“Licensed Company Intellectual Property” means all material Intellectual Property other than Owned Company Intellectual Property used or licensed to the Company or any Company Subsidiary, other than unregistered items of Intellectual Property that, individually or in the aggregate, are not material to the conduct of the business of the Company and the Company Subsidiaries as presently conducted.

“Lien” means any mortgage, lien, security interest, pledge, collateral assignment, adverse claim, reservation, equitable interest, charge, easement, lease, sublease, conditional sale or other title retention agreement, right of first refusal, hypothecation, covenant, servitude, right of way, variance, option, warrant, claim, community property interest, restriction (including any restriction on use, voting, transfer, alienation, receipt of income or exercise of any other attribute of ownership) or encumbrance of any kind.

“Malware” means any virus, Trojan horse, time bomb, key-lock, spyware, worm, malicious code or other software program designed to or able to, without the knowledge and authorization of the Company or a Company Subsidiary, disrupt, disable, harm, interfere with the operation of or install itself within or on any Software, computer data, network memory or hardware.

“Marketing Period” means the first period of twenty (20) consecutive Business Days after the date hereof throughout and at the end of which (a) Parent shall have the Required Information and (b) the conditions set forth in Section 7.01 and Section 7.02 shall be satisfied (except (i) in any such case for any conditions that by their nature can be satisfied only on the Closing Date, it being understood that such conditions are not waived for purposes of Article VII, and (ii) in the case that the financial statements specified by clause (a)(y) of the definition of Required Information are for the fiscal quarter ended October 2, 2020 delivered to Merger Sub, for the condition set forth in Section 7.01(b), it being understood that such condition is not waived for purposes of Article VII), and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.01 and Section 7.02 (except for the condition set forth in Section 7.01(b) if such condition was not satisfied at the commencement of such twenty (20) Business Day period as contemplated by clause (ii) of the immediately preceding parenthetical above) to fail to be satisfied assuming the Closing were to be scheduled for any time during such twenty (20) consecutive Business Day period; provided, that (A) such twenty (20) consecutive Business Day period shall (i) not include July 4, 2020 through and including July 6, 2020, November 26, 2020 and November 27, 2020 and (ii) either end on or prior to August 21, 2020 or, if such period has not ended on or prior to August 21, 2020, then such period shall commence no earlier than September 8, 2020 and (B) the Marketing Period shall not be deemed to have commenced if, after the date hereof and prior to the completion of the Marketing Period, (i) Ernst

& Young LLP shall have withdrawn its audit opinion with respect to the applicable Required Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to the applicable Required Information by Ernst & Young LLP or another nationally recognized independent public accounting firm reasonably acceptable to Parent, (ii) the Company restates, the Company Board has determined to restate or Ernst & Young LLP has determined that it is necessary to restate any historical financial statements of the Company that are included in the Required Information, or the Company has publicly announced that a restatement of such historical financial statements is required, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed or the Company Board or Ernst & Young LLP, as applicable, subsequently concludes that no restatement shall be required in accordance with GAAP or (iii) the Required Information contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statement contained in the Required Information, in the context in which it was made, not misleading, in which case the Marketing Period shall not be deemed to commence unless and until such Required Information has been updated so that there is no longer any such untrue statement or omission; provided, further, that if the Company shall in good faith reasonably believe it has provided the Required Information and that the Marketing Period has commenced, it may deliver to Parent a written notice to that effect (stating it believes it completed such delivery), in which case the Marketing Period will be deemed to have commenced on the date of such notice unless Parent, in good faith, reasonably believes the Marketing Period has not commenced and within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (setting forth with reasonable specificity why Parent believes the Marketing Period has not commenced).

“Merger Consideration” means the Stock Consideration, the Cash Consideration, and any Fractional Share Consideration.

“Non-Party Affiliate” means (a) any Lender Related Party and (b) any director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or Representative of any named party to this Agreement that is not itself a named party to the Transaction Documents.

“NYSE” means The New York Stock Exchange.

“Ordinary Course of Business” means, with respect to an action taken by any Person, an action that is consistent with the past practices of such Person or that is otherwise taken in the ordinary course of the normal day-to-day operations of the business of such Person.

“Outstanding Indentures” means, collectively, the 2023 Indenture and the 2025 Indenture.

“Owned Company Intellectual Property” means all Intellectual Property owned by the Company or any Company Subsidiary, other than unregistered items of Intellectual Property.

“Parent Benefit Plan” means any Parent Pension Plan and any material “employee welfare benefit plans” (as defined in Section 3(1) of ERISA regardless of whether or not subject to ERISA) and all other bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, paid time-off, severance, employment, consulting, termination indemnity, change-in-control, disability, death benefit, hospitalization, medical, fringe benefit and other compensatory or benefit plans, agreements, arrangements or understandings entered into, maintained, sponsored or contributed to, or required to be entered into, maintained, sponsored or contributed to, by Parent or any Parent ERISA Affiliate for the benefit of any current or former employees, officers, directors or other individual service providers of Parent or any Parent Subsidiary or for which Parent or any Parent ERISA Affiliate may have any liability.

“Parent ERISA Affiliate” means each Parent Subsidiary and any other Person or entity under common control with the Parent or any Parent Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

“Parent IT Systems” means the hardware, Software, data, databases, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology or data communications equipment owned, leased by or licensed to Parent or a Parent Subsidiary.

“Parent Material Adverse Effect” means any effect, change, event, development, state of facts, circumstance or occurrence that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect (a) on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent and the Parent Subsidiaries, taken as a whole or (b) on the ability of Parent to consummate timely the Merger; provided, however, that for purposes of clause (a) the term “Parent Material Adverse Effect” shall not include effects to the extent they result from (i) changes in financial, securities or currency markets, changes in prevailing interest rates or exchange rates, changes in general economic or political conditions, changes in the industry in which Parent or any Parent Subsidiary operates, changes in commodity prices, or effects of weather or acts of God, (ii) any bankruptcy, insolvency or other financial distress of any customer or other counterparty of Parent or any Parent Subsidiary, (iii) any attack, outbreak, hostility, terrorist activity, act or declaration of war or act of public enemies or other calamity, crisis or geopolitical event, (iv) changes in Law or in any interpretation of any Law, or changes in regulatory conditions in the jurisdictions in which Parent or any Parent Subsidiary operates, (v) changes in GAAP or any authoritative interpretation thereof, (vi) any failure to meet projections or any changes in the price or trading volume of the Parent Common Stock or any downgrade in the credit ratings of Parent’s long-term debt (provided that this exception shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein constitutes a “Parent Material Adverse Effect”), (vii) the negotiation, announcement, execution, delivery, consummation or pendency of this Agreement or of the Transactions (including any effect resulting therefrom on the relationships of Parent or any Parent Subsidiary with their customers, suppliers, employees or competitors) (it being agreed that this clause (vii) shall not apply to any representation or warranty to the extent the express purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution, delivery, consummation or pendency of this Agreement or of the Transactions), (viii) any action by Parent or its Affiliates required by this Agreement, (ix) any actions taken or not taken at the express request of Parent or (x) any actions or claims made or brought by any stockholders of Parent (on their behalf or on behalf of Parent) alleging (A) a breach of any fiduciary duty of any director of Parent, (B) any claim under federal securities Laws or (C) any claim similar to those described in clauses (A) or (B) under other applicable state or federal Law, in each case relating to the evaluation, negotiation or entry into or terms of this Agreement, recommendation of the Transactions to Parent’s stockholders or consummation of the Transactions including, for the avoidance of doubt, any claim challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement; provided that any action, effect, change, event, circumstance, development, occurrence or state of facts resulting from the matters referred to in clauses (i) through (v) above shall not be excluded to the extent of any disproportionate impact of such matter on Parent and the Parent Subsidiaries, taken as a whole, as compared to other companies operating in the same industry.

“Parent Pension Plan” means any material “employee pension benefit plans” (as defined in Section 3(2) of ERISA regardless of whether or not subject to ERISA) maintained, sponsored or contributed to, or required to be entered into, maintained, sponsored or contributed to, by Parent or any Parent ERISA Affiliate for the benefit of any current or former employees, officers, directors or other individual service providers of Parent or any Parent Subsidiary or for which Parent or any Parent ERISA Affiliate may have any liability.

“PATRIOT Act” means the U.S.A. PATRIOT Improvement and Reauthorization Act, Title III of Pub. L.107-56 (signed into law October 26, 2001, as amended from time to time).

“Permitted Lien” means (a) any Liens set forth in Schedule 3.08 or Schedule 3.09, (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the Ordinary Course of Business, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business and Liens for Taxes that are not due and payable or which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (c) Liens that secure obligations reflected on the most recent balance sheet included in the Company Financial Statements or Liens the existence of which is referred to in the notes to the most recent balance sheet included in the Company Financial Statements, (d) easements, covenants, rights-of-way and other similar restrictions of record, (e) any conditions that may be shown by a current, accurate survey or physical inspection of any Company Property made before the Closing, (f) (i) zoning, building and other similar restrictions, (ii) Liens that have been placed by any developer, landlord or other third party on property over which the Company or any Company Subsidiary has easement rights or on any Leased Property and subordination or similar agreements relating thereto and (iii) unrecorded easements, covenants, rights-of-way and other similar restrictions and (g) imperfections of title or encumbrances that, individually or in the aggregate, do not impair materially the use of the assets to which they relate in the conduct of the business of the Company and the Company Subsidiaries as presently conducted.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, estate, proprietorship, joint venture, association, organization, Governmental Entity or other entity.

“Preferred Exchange Ratio” means 0.6356, as it may be reduced pursuant to Section 2.01(g).

“Preferred Reduction Adjustment Amount” means an amount equal to the product of (a) $25.00 multiplied by (b) zero or the amount, if any is applicable, expressed as a positive number, by which the Preferred Exchange Ratio is reduced pursuant to Section 2.01(g). For example, if the Preferred Exchange Ratio is reduced from 0.6356 to 0.6256, the Preferred Reduction Adjustment Amount shall be $0.25.

“Privacy Laws” means all Laws and industry requirements relating to the collection, use, storage, disclosure or other processing of personally identifiable information that are applicable to and binding on the Company or any Company Subsidiary, including, to the extent applicable, the then-applicable version of (a) the Payment Card Industry Data Security Standard with respect to any payment card data, (b) the Gramm-Leach-Bliley Act, (c) the Fair Credit Reporting Act, (d) the EU General Data Protection Regulation, (e) the Telephone Consumer Protection Act of 1991, (f) the Personal Information Protection and Electronic Documents Act, (g) the Information Privacy Act 2014 and (h) applicable Laws relating to direct marketing, e-mails, text messages or telemarketing.

“Proceeding” means any claim, suit, action, proceeding, arbitration, mediation or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Real Property Lease” means any real property lease, sublease, license or occupancy agreement to which the Company or any Company Subsidiary is a party (together with any and all amendments and modifications thereto).

“Regulation S-K” means Regulation S-K promulgated under the Securities Act.

“Regulation S-X” means Regulation S-X promulgated under the Securities Act.

“Release” means any spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, dumping, pouring or emanation of any Hazardous Material in, into, onto or through the environment (including ambient air, surface water, ground water, soils, land surface or subsurface strata).

“Representative” means, with respect to any Person, any direct or indirect subsidiary of such Person, or any officer, director, employee, manager, investment banker, accountant, attorney or other agent, advisor or representative of such Person or any direct or indirect subsidiary of such Person.

“Required Information” means (a) (x) audited consolidated balance sheets for the three most recently completed fiscal years and the related consolidated statements of income, consolidated statements of stockholders’ equity and consolidated statements of cash flows of the Company for the three most recently completed fiscal years, in each case, ended at least seventy-five (75) days prior to the Closing Date, together with all related notes and schedules thereto, in each case accompanied by the unqualified reports thereon of Ernst & Young LLP and (y) unaudited consolidated balance sheets and the related consolidated statements of income, consolidated statements of stockholders’ equity and consolidated statements of cash flows of the Company for any subsequent fiscal quarter and the portion of the fiscal year through the end of such quarter (other than, in each case, the fourth quarter of any fiscal year) ended at least forty (40) days prior to the Closing Date, and for the comparable period of the prior fiscal year, together with all related notes and schedules thereto, which, in the case of each of clauses (x) and (y), are prepared in accordance with GAAP and in compliance with Regulation S-X, and in the case of clause (y) have been reviewed by the Company’s independent accountants as provided in AU 722; (b) other financial information regarding the Company and the Company Subsidiaries reasonably requested and necessary to allow Parent to prepare pro forma financial statements (which pro forma financial statements to be prepared by Parent may include a pro forma balance sheet as of the most recent date that a balance sheet was delivered pursuant to clause (a) above, a statement of income for the last fully completed fiscal year for which a statement of operations was delivered pursuant to clause (a) above, a statement of income for any interim period since the completion of the last fiscal year for which a statement of income was delivered pursuant to clause (a) above and the comparable period of the prior fiscal year and for the most recently completed four-fiscal-quarter period ended at least forty (40)

days prior to the Closing Date (or, if the end of the most recently completed four-fiscal-quarter period is the end of a fiscal year, ended at least seventy-five (75) days before the Closing Date)) prepared in accordance with GAAP, which need not be prepared in compliance with Regulation S-X or include adjustments for purchase accounting to the extent not customary in private placements of non-convertible high-yield bonds under Rule 144A promulgated under the Securities Act, it being understood that nothing will require the Company to provide (or be deemed to require the Company to prepare) any pro forma financial statements; (c) financial data, business and other information (including a customary “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and customary due diligence materials with respect to the Company) regarding the Company of the type and form customarily included in, and subject to other exceptions that are customary for, an offering memorandum for private placements of non-convertible high-yield bonds under Rule 144A promulgated under the Securities Act, or otherwise necessary to receive from the independent auditors of the Company (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in such offering memorandum) customary “comfort” (including “negative assurance” comfort) with respect to the financial information of the Company to be included in such offering memorandum; (d) the consents of accountants for use of their unqualified audit reports in any materials relating to the Financing or any customary high-yield non-convertible bonds being issued in lieu of all or any portion of the Financing; (e) any replacements or restatements of, and supplements to, the information specified in items (a) through (d) above if any such information would go stale or otherwise be unusable for such purposes; (f) the authorization letters referred to in Section 6.09(c)(vi); and (g) the draft comfort letters referred to in Section 6.09(c)(ix); in each case above, it is acknowledged and agreed that (i) the Company’s obligation to provide information or any such other information shall be limited to information about the Company and the Company Subsidiaries and (ii) Parent and Merger Sub shall be solely responsible for the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended from time to time.

“Senior Manager” means, (a) in the case of the Company’s Network and Security Solutions, Electrical & Electronic Solutions, and Utility Power Solutions business units, any individual with the title of Regional Vice President and above and (b) in all other cases, any Service Provider with the title of Senior Vice President and above.

“Service Provider” means an employee, officer, director or individual service provider of the Company or any Company Subsidiary.

“Software” means all computer software, including but not limited to application software (including mobile digital applications), system software, firmware, middleware, assemblers, applets, compilers and binary libraries, including all source code and object code versions of any and all of the foregoing, in any and all forms and media, and all related documentation.

A “subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, a majority of the Equity Interests of which) is owned directly or indirectly by such first Person.

“Tax Return” means all federal, state, local, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes, including any attachment thereto.

“Taxes” means any federal, state, local provincial or foreign, income, gross receipts, license, payroll, employment, excise, severance, stamp, windfall profits, environmental taxes, customs duties, franchise, withholding, property, sales, use, transfer, accumulated earnings, personal holding company, capital stock, profits, registration, premium, ad valorem, occupancy, occupation, social security, disability, unemployment, workers’ compensation, duty, fee, value added, alternative or add-on minimum, estimated or other similar tax, charge or assessment imposed by a Governmental Entity, including all interest, penalties and additions imposed with respect to such amounts.

“Trade Secrets” means all inventions, processes, designs, formulae, models, tools, algorithms, Software architectures, trade secrets, know-how, ideas, research and development, data and databases and confidential information.

“Trading Day” means a day on which shares of Parent Common Stock are traded on the NYSE for a full trading day.

“Willful Breach” means, with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement.

SECTION 9.04    Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limiting the generality of the foregoing”. When used in this Agreement, the term “or” shall be construed in the inclusive sense of “and/or”. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Any disclosure set forth in any Schedule shall be deemed set forth for purposes of any other Schedule to which such disclosure is relevant, to the extent that it is reasonably apparent that such disclosure is relevant to such other Schedule. Any document, list or other item shall be deemed to have been “made available” to Parent or the Company, as applicable, for all purposes of this Agreement if such document, list or other item was posted in the electronic data room established by the Company or Parent, as applicable, in connection with the Transactions, or was made available on the SEC’s public website, or a physical or electronic copy thereof was delivered or otherwise made available to the Company or Parent, as applicable, or its Representatives. The parties hereto agree that they have been represented by counsel during the negotiation, drafting, preparation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

SECTION 9.05    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

SECTION 9.06    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 9.07    Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Exhibits and Schedules hereto, the Confidentiality Agreement the Reverse Confidentiality Agreement, the Clean Team Agreement and the Reverse Clean Team Agreement, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions. Except for (a) Section 6.05 (Indemnification), (b) as to the Lender Related Parties with respect to Section 6.06 (Fees and Expenses), Section 8.02(c) (Effect of Termination), Section 8.03 (Amendment), this Section 9.07, Section 9.08 (Governing Law), Section 9.11 (Venue; Waiver of

Trial by Jury) and Section 9.12 (Non-Recourse) and (c) the right of the Company, on behalf of the stockholders of the Company, to recover damages (based on the economic benefits of the Merger to the holders of the Company Common Stock resulting from the premium of the expected Merger Consideration Value over the trading prices of the Company’s Common Stock before the announcement of the CD&R Merger Agreement, but net of the amount of the Reverse Termination Fee, if paid) in the event of the breach of this Agreement by Parent or Merger Sub, which breach has been the proximate cause of, or resulted in, the failure of the Merger to be consummated (whether or not this Agreement has been terminated), this Agreement, including the Exhibits and Schedules hereto, is not intended to confer upon any Person other than the parties any rights or remedies. Following the Effective Time the provisions of Section 2.01 (Effect on Capital Stock) and Section 2.02 (Exchange of Certificates) shall be enforceable by holders of Certificates, and the provisions of Section 2.03 (Treatment of Company Options, Restricted Stock Units and Equity Plans) shall be enforceable by holders of Company Options and Restricted Stock Units.

SECTION 9.08    Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT), SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

SECTION 9.09    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10    Enforcement.

(a)    Except as set forth in Section 6.06(b), Section 6.06(c), Section 6.06(d), Section 8.02(b) or Section 8.02(c), the parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as set forth in Section 6.06(b), Section 6.06(c), Section 6.06(d), Section 8.02(b) or Section 8.02(c), the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity. To the extent any party hereto brings any Proceeding before any Governmental Entity to enforce specifically the performance of the terms and provisions of this Agreement prior to the Closing, the Outside Date shall automatically be extended by (i) the amount of time during which such Proceeding is pending plus an additional twenty (20) Business Days or (ii) such other time period established by the Governmental Entity presiding over such Proceeding.

(b)    Parent acknowledges and agrees that the Company may pursue both a grant of specific performance under this Section 9.10 and the payment of damages under Section 9.07(c); provided that in no event shall the Company be permitted or entitled to receive both (i) a grant of specific performance resulting in the consummation of the Transactions in accordance with the terms hereof and (ii) damages under Section 9.07(c).

(c)    The Company acknowledges and agrees that Parent may pursue both a grant of specific performance under this Section 9.10 and the payment of the Company Termination Fee pursuant to Section 6.06(b); provided that in no event shall Parent be permitted or entitled to receive both (i) a grant of specific performance resulting in the consummation of the Transactions in accordance with the terms hereof and (ii) the Company Termination Fee payable pursuant to Section 6.06(b) or any portion thereof.

SECTION 9.11    Venue; Waiver of Trial by Jury.

(a)    Each of the parties (i) irrevocably submits itself to the personal jurisdiction of all state and federal courts sitting in the State of Delaware, including to the jurisdiction of all courts to which an appeal may be taken from such courts, in any Proceeding arising out of or relating to this Agreement, any of the Transactions or any facts and circumstances leading to its execution or performance, (ii) agrees that all claims in respect of any such Proceeding must be brought, heard and determined exclusively in the Court of Chancery of the State of Delaware (provided that, in the event subject matter jurisdiction is declined by or unavailable in the Court of Chancery, then such Proceeding will be heard and determined exclusively in any other state or federal court sitting in the State of Delaware), (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such courts, (iv) agrees not to bring any Proceeding against any other party arising out of or relating to this Agreement, any of the Transactions or any facts and circumstances leading to its execution or performance in any other court and (v) waives any defense of inconvenient forum to the maintenance of any Proceeding so brought. The parties agree that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each of the parties agrees to waive any bond, surety or other security that might be required of any other party with respect to any such Proceeding, including any appeal thereof.

(b)    Each of the parties agrees that service of any process, summons, notice or document in accordance with Section 9.02 (Notices) will be effective service of process for any Proceeding brought against it by the other party in connection with Section 9.11(a); provided, however, that nothing contained herein will affect the right of any party to serve legal process in any other manner permitted by applicable Law. Notwithstanding the foregoing, the consents to jurisdiction set forth in this Section 9.11 will not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 9.11 and will not be deemed to confer rights on any Person other than the parties.

(c)    EACH OF THE PARTIES HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS OR THE FACTS OR CIRCUMSTANCES LEADING TO ITS EXECUTION OR PERFORMANCE (INCLUDING ANY SUCH LITIGATION INVOLVING ANY LENDER RELATED PARTY UNDER THE FINANCING). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO PARTY OR REPRESENTATIVE OR AFFILIATE THEREOF HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (iii) IT MAKES SUCH WAIVER KNOWINGLY AND VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS PARAGRAPH.

(d)    Notwithstanding Section 9.08, each party to this Agreement acknowledges and irrevocably agrees, on behalf of itself and its Affiliates, (i) that any Proceeding, whether at Law or in equity, whether in Contract or in tort or otherwise, against any of the Lender Related Parties arising out of or relating to this Agreement or the Commitment Letter or the performance thereunder shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in the City and State of New York (whether a state or federal court), and any appellate court from any thereof, (ii) that any Proceeding, whether at Law or in equity, whether in Contract or in tort or otherwise, against any of the Lender Related Parties shall be governed by, and construed in accordance with, the Laws of the State of New York without giving effect to its principles or rules of conflict of Laws to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the Laws of another jurisdiction, (iii) not to bring, permit any of its Affiliates to bring, or support anyone else in bringing, any such Proceeding before any other Governmental Entity, (iv) that the provisions of this Section 9.11(c) and Section 9.11(d) shall apply to any such Proceeding and (v) that the Lender Related Parties are express third-party beneficiaries of this Section 9.11(d).

SECTION 9.12    Non-Recourse. Each party agrees, on behalf of itself and its Affiliates, that all actions, claims, obligations, liabilities or causes of action (whether in Contract or in tort, at Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to (a) this Agreement and the Voting Agreement (together, the “Transaction Documents”) or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder (including the Financing); (b) the negotiation, execution or performance of this Agreement, any other

Transaction Document or any other agreement referenced herein or therein (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement, any other Transaction Document or such other agreement); (c) any breach or violation of this Agreement, any other Transaction Document or any other agreement referenced herein or therein; and (d) any failure of the Merger or any other transaction contemplated by any Transaction Document or any other agreement referenced herein or therein (including the Financing) to be consummated, in each case, may be made only against (and are those solely of) the Persons that are expressly identified as parties to this Agreement or the applicable other Transaction Document and, in accordance with, and subject to the terms and conditions of this Agreement or the applicable other Transaction Document, and notwithstanding anything contained in this Agreement, any other Transaction Document or any other agreement referenced herein or therein or otherwise to the contrary, each party hereto covenants, agrees and acknowledges, on behalf of itself and its respective Affiliates, that no recourse under this Agreement, any other Transaction Document or any other agreement referenced herein or therein or in connection with any transactions contemplated hereby or thereby shall be sought or had against any other Person, shall have any liabilities or obligations (whether in Contract or in tort, at Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), it being expressly agreed and acknowledged that no personal liability or losses whatsoever shall attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d). Notwithstanding anything to the contrary herein or otherwise, no Lender Related Party shall have any liability or obligation in connection with or related in any manner to the aforementioned to any Person that is not a party to the Financing or the Commitment Letter. Notwithstanding anything to the contrary herein or otherwise, none of the Company, its Affiliates or its or their respective Representatives shall be responsible or liable for (i) any multiple, consequential, indirect, special, statutory or exemplary damages, in each case to the extent not recoverable under applicable common Law or (ii) punitive damages, in each case which may be alleged as a result of this Agreement, the other Transaction Documents or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder (including the Financing), or the termination or abandonment of any of the foregoing.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

WESCO INTERNATIONAL, INC.

By:	/s/ John J. Engel
Name:	John J. Engel
Title:	Chairman, President and Chief Executive Officer

WARRIOR MERGER SUB, INC.

By:	/s/ David S. Schulz
Name:	David S. Schulz
Title:	President

ANIXTER INTERNATIONAL INC.

By:	/s/ William A. Galvin
Name:	William A. Galvin
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

FORM OF

CERTIFICATE OF INCORPORATION

OF THE

SURVIVING CORPORATION

ARTICLE I

The name of the corporation (hereinafter called the “Corporation”) is [NAME OF CORPORATION].

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is [●], Delaware. The name of the registered agent at such address is [●].

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

The total number of shares of all classes of stock that the Corporation shall have authority to issue is 1,000 shares of Common Stock having the par value of $[●] per share.

ARTICLE V

The number of directors of the Corporation shall be fixed from time to time by the Board of Directors of the Corporation.

ARTICLE VI

In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the By-laws of the Corporation.

ARTICLE VII

Unless and except to the extent that the By-laws of the Corporation so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VIII

To the fullest extent that the General Corporation Law of the State of Delaware or any other law of the State of Delaware as it exists on the date hereof or as it may hereafter be amended permits the limitation or elimination of the liability of directors, no current or former director of the Corporation shall be liable to the Corporation or its current or former stockholders for monetary damages for breach of fiduciary duty as a director. No amendment to, or modification or repeal of, this Article VIII shall adversely affect any right or protection of a director or officer of the Corporation existing hereunder with respect to any act or omission occurring prior to such amendment, modification or repeal.

ARTICLE IX

The Corporation shall indemnify and advance expenses to, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an “Indemnitee”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or an officer of the Corporation or, while a director or an officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnitee. Notwithstanding the preceding sentence, the Corporation shall be required to indemnify, or advance expenses to, an Indemnitee in connection with a Proceeding (or part thereof) commenced by such Indemnitee only if the commencement of such Proceeding (or part thereof) by the Indemnitee was authorized by the Board of Directors of the Corporation.

Exhibit B

PARENT KNOWLEDGE GROUP

John J. Engel	Chairman, President and Chief Executive Officer
David S. Schulz	Senior Vice President, Chief Financial Officer
Diane E. Lazzaris	Senior Vice President, General Counsel
Brian Begg	Vice President, Investor Relations and Treasurer

B-1

Exhibit C

COMPANY KNOWLEDGE GROUP

William A. Galvin	President and Chief Executive Officer
Ted A. Dosch	Executive Vice President — Finance and Chief Financial Officer
Justin C. Choi	Executive Vice President — General Counsel & Corporate Secretary
Rodney Smith	Executive Vice President — Human Resources
Kevin Burns	Senior Vice President — Investor Relations; Treasurer

C-1

Exhibit D

MATERIAL ANTITRUST JURISDICTIONS

National Antitrust/Competition Authority in the following jurisdictions: the United States; Canada; Mexico; Turkey; and the United Kingdom.

D-1

Exhibit E

FORM OF CERTIFICATE OF DESIGNATION OF SERIES A PARENT PREFERRED

WESCO INTERNATIONAL, INC.

CERTIFICATE OF DESIGNATIONS OF

[•]%1 SERIES A Fixed-rate reset

CUMULATIVE PERPETUAL PREFERRED STOCK

[●], 2020

WESCO International, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that, pursuant to authority conferred upon the Board of Directors of the Corporation (the “Board”) by the Certificate of Incorporation, and pursuant to Section 151 of the DGCL, the Board adopted a resolution providing for the designations, preferences, and relative participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of the [●]% Series A Fixed-Rate Reset Cumulative Perpetual Preferred Stock of the Corporation, as follows:

RESOLVED, that pursuant to the authority vested in the Board in accordance with the provisions of the Certificate of Incorporation, a series of preferred stock, par value $0.01 per share, of the Corporation designated as [●]% Series A Fixed-Rate Reset Cumulative Perpetual Preferred Stock be, and it hereby is, created and authorized, and the issuance thereof is provided for, and that the designation and number of shares, and relative rights, preferences and powers thereof, shall be as follows:

Section 1.    Designation and Number. A series of preferred stock, designated the “[●]% Series A Fixed-Rate Reset Cumulative Perpetual Preferred Stock” (the “Series A Preferred Stock”), is hereby established. The number of shares of Series A Preferred Stock hereby authorized shall be [●].

Section 2.    Definitions. As used herein with respect to the Series A Preferred Stock:

(a)    “Alternative Conversion Consideration” has the meaning set forth in Section 9(a).

(b)    “Alternative Form Consideration” has the meaning set forth in Section 9(a).

(c)    “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

(d)     “By-Laws” means the Amended and Restated By-Laws of the Corporation, effective as of May 29, 2014, as the same may be amended from time to time.

(e)    “Call Date Redemption Right” has the meaning set forth in Section 6(a).

[1]	Initial rate to be included in designation. See below regarding determination of the initial rate.

(f)    “Certificate of Designations” means this Certificate of Designations relating to the Series A Preferred Stock, as it may be amended from time to time.

(g)    “Certificate of Incorporation” shall mean the Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on September 17, 1993, as amended by the Certificate of Amendment, filed on May 29, 2014, as the same may be amended or restated from time to time, and shall include this Certificate of Designations.

(h)    “Change of Control” means when, after the Original Issue Date, the following have occurred and are continuing: (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Corporation entitling that person to exercise more than 50% of the total voting power of all stock of the Corporation entitled to vote generally in the election of the Corporation’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (ii) following the closing of any transaction referred to in clause (i) above, neither the Corporation nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE MKT LLC (the “NYSE MKT”), or the NASDAQ Stock Market (“NASDAQ”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

(i)    “Change of Control Conversion Date” has the meaning set forth in Section 9(a).

(j)    “Change of Control Conversion Right” has the meaning set forth in Section 9(a).

(k)    “Common Stock” means the common stock, par value $0.01 per share, of the Corporation.

(l)    “Common Stock Conversion Consideration” has the meaning set forth in Section 9.

(m)    “Common Stock Price” has the meaning set forth in Section 9(a).

(n)    “Dividend Payment Date” shall mean the last day of each March, June, September and December, commencing on [●], 20[20].2

(o)    “Dividend Period” shall mean the period commencing on, but excluding, a Dividend Payment Date, to and including the next Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date and end on, and include, [●], 2020).3

[2]	First applicable date after the Original Issue Date to be included; provided, if less than 45 days after the Original Issue Date, date to be the second applicable date after the Original Issue Date.
[3]	Date to conform with date to be added for Dividend Period.

(p)    “Dividend Record Date” shall mean the date designated by the Board as the record date for the payment of dividends that is not more than 35 or fewer than 10 days prior to the applicable Dividend Payment Date.

(q)    “DTC” means The Depository Trust Company.

(r)    “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(s)    “First Call Date” shall mean [●], 2025.4

(t)    “Five-year U.S. Treasury Rate” shall mean, as of any Reset Dividend Determination Date, as applicable, (i) an interest rate (expressed as a decimal) determined to be the per annum rate equal to the arithmetic mean of the five most recent daily yields to maturity for U.S. Treasury securities with a maturity of five years from the next Reset Date and trading in the public securities markets or (ii) if there is no such published U.S. Treasury security with a maturity of five years from the next Reset Date and trading in the public securities markets, then the rate will be determined by interpolation between the arithmetic mean of the five most recent daily yields to maturity for each of the two series of U.S. Treasury securities trading in the public securities market, (A) one maturing as close as possible to, but earlier than, the Reset Date following the next succeeding Reset Dividend Determination Date, and (B) the other maturity as close as possible to, but later than, the Reset Date following the next succeeding Reset Dividend Determination Date, in each case as published in the most recent H.15. If the Five-year U.S. Treasury Rate cannot be determined pursuant to the methods described in clauses (i) or (ii) above, then the Five-year U.S. Treasury Rate will be the same interest rate determined for the prior Reset Dividend Determination Date.

(u)    “H.15” shall mean the statistical release designated as such, or any successor publication, published by the Board of Governors of the U.S. Federal Reserve System, and “most recent H.15” means the H.15 published closest in time but prior to the close of business on the second Business Day prior to the applicable Reset Date.

(v)    “Junior Stock” means the Corporation’s Common Stock, and all classes or series of capital stock of the Corporation now or hereafter authorized, issued or outstanding expressly designated as ranking junior to the Series A Preferred Stock as to rights to payments of dividends and distributions of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

(w)    “Original Issue Date” means the first date on which any share of Series A Preferred Stock is issued.

(x)    “Parity Preferred” has the meaning set forth in Section 8(b).

[4]	First Call Date to be set at the five-year anniversary of the Original Issue Date.

(y)    “Parity Stock” means any class or series of capital stock of the Corporation established after the Original Issue Date that is expressly designated as ranking on parity with the Series A Preferred Stock as to rights to payments of dividends and distributions of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

(z)    “Preferred Directors” has the meaning set forth in Section 8(b).

(aa)    “Preferred Dividend Default” has the meaning set forth in Section 8(b).

(bb)    “Ratings Agency” shall mean any nationally recognized statistical rating organization (within the meaning of Section 3(a)(62) of the Exchange Act) that publishes a rating for the Corporation.

(cc)     “Ratings Event” shall mean a change by any Ratings Agency to the Series A Preferred Current Criteria, which change results in (i) any shortening of the length of time for which the Series A Preferred Current Criteria are scheduled to be in effect with respect to the Series A Preferred Stock or (ii) a lower equity credit being given to the Series A Preferred Stock than the equity credit that would have been assigned to the Series A Preferred Stock by such Ratings Agency pursuant to its Series A Preferred Current Criteria.

(dd)    “Ratings Event Redemption Right” has the meaning set forth in Section 6(a).

(ee)    “Redemption Right” has the meaning set forth in Section 6(a).

(ff)    “Reset Date” shall mean the First Call Date and, thereafter, the date falling on the fifth anniversary of the preceding Reset Date.

(gg)    “Reset Dividend Determination Date” shall mean, in respect of any Reset Period, the day falling two business days prior to the beginning of such Reset Period.

(hh)    “Reset Period” shall mean the period from and including the First Call Date to, but excluding, the next following Reset Date and, thereafter, each period from and including each Reset Date to, but excluding, the next following Reset Date.

(ii)     “Series A Preferred Current Criteria” shall mean the equity credit criteria of a Ratings Agency for securities such as the Series A Preferred Stock, as such criteria are in effect as of the Original Issue Date.

(jj)    “Share Cap” has the meaning set forth in Section 9(a).

(kk)    “Share Split” has the meaning set forth in Section 9(a).

(ll)    “Special Optional Redemption Right” has the meaning set forth in Section 7(a).

Section 3.    Ranking. The Series A Preferred Stock shall, with respect to rights to payments of dividends and distributions of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation, rank:

(a)    senior to all classes or series of Junior Stock;

(b)    on parity with any class or series of Parity Stock; and

(c)    junior to any class or series of capital stock of the Corporation established after the Original Issue Date (to the extent established in accordance with and subject to the provisions of Section 8 below) that is expressly designated as ranking senior to the Series A Preferred Stock as to rights to payments of dividends and distributions of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation. The term “capital stock” does not include convertible or exchangeable debt securities, which will rank senior to the Series A Preferred Stock prior to conversion or exchange. The Series A Preferred Stock will also rank junior in right of payment to the Corporation’s other existing and future debt obligations.

Section 4.    Dividends and Distributions.

(a)    Subject to the preferential rights of the holders of any class or series of capital stock of the Corporation ranking senior to the Series A Preferred Stock as to dividends, the holders of shares of the Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board (or a duly authorized committee thereof), out of funds legally available for the payment of dividends, cumulative cash dividends at the rate determined as set forth below in this Section 4 applied to the liquidation preference of $25,000 per share of the Series A Preferred Stock. Such dividends shall accrue on each share of Series A Preferred Stock and be cumulative from, and including, the later of (i) the Original Issue Date or (ii) the day immediately following the date of the last daily distribution accrual that has been paid in full in accordance with Section 4(g), and shall be payable quarterly in arrears on each Dividend Payment Date, commencing on [●], 2020;5 provided, however, that if any Dividend Payment Date falls on a date other than a Business Day, then the dividend which would otherwise have been payable on such Dividend Payment Date shall be paid on the first Business Day immediately following such Dividend Payment Date. The amount of any dividend payable on the Series A Preferred Stock for any Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stockholder records of the Corporation at the close of business on the applicable Dividend Record Date. Notwithstanding any provision to the contrary contained herein, each outstanding share of Series A Preferred Stock shall be entitled to receive a dividend with respect to any Dividend Record Date equal to the dividend paid with respect to each other share of Series A Preferred Stock that is outstanding on such date.

(b)    Notwithstanding anything contained herein to the contrary, dividends on the Series A Preferred Stock shall accrue whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends, and whether or not such dividends are declared. Accrued but unpaid dividends on the Series A Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable.

[5]	Date to conform with the date to be added for the Dividend Period.

(c)    The initial dividend rate for the Series A Preferred Stock from and including the Original Issue Date to, but excluding the First Call Date will be [●]%6 per annum of the $25,000 liquidation preference per share. On and after the First Call Date, the dividend rate on the Series A Preferred Stock for each Reset Period will be equal to the Five-year U.S. Treasury Rate as of the most recent Reset Dividend Determination Date plus a spread of [●]%.7 The applicable dividend rate for each Reset Period will be determined by the calculation agent as of the applicable Reset Dividend Determination Date. Promptly upon such determination, the calculation agent will notify the Corporation of the dividend rate for the Reset Period. The calculation agent’s determination of any dividend rate, and its calculation of the amount of dividends for any Dividend Period beginning on or after the First Call Date, will be on file at the Corporation’s principal offices, will be made available to any holder of the Series A Preferred Stock upon request and will be final and binding in the absence of manifest error.

(d)    Except as provided in Section 4(f) below, no dividends shall be declared and paid or declared and set apart for payment, and no other distribution of cash or other property may be declared and made, directly or indirectly, on or with respect to, any shares of Junior Stock (other than (i) a dividend paid in shares of Junior Stock or (ii) a dividend declared or paid in connection with any stockholders’ rights plan, or the issuance of rights, stock or other property under any stockholders’ rights plan, or the redemption or repurchase of rights pursuant to the plan) for any period, unless full cumulative dividends on the Series A Preferred Stock for all past Dividend Periods that have ended shall have been or contemporaneously are declared and paid in cash or declared and a sum sufficient for the payment thereof in cash is set apart for such payment.

(e)    Except as provided in Section 4(f) below, no Junior Stock shall be redeemed, purchased or otherwise acquired for any consideration, nor shall any funds be paid or made available for a sinking fund for the redemption, purchase or other acquisition of such

[6]

Initial per annum dividend rate will be included as (a)(i) if no Bridge Loans (as defined in the Commitment Letter) or Demand Securities (as defined in the Fee Letter) are issued, the yield to maturity using the issue price for the longest duration issue of the lowest ranked financing non-convertible debt issued pursuant to a registered public offering or 144A/Reg S private placement or (ii) if any Bridge Loans (as defined in the Commitment Letter) or Demand Securities (as defined in the Fee Letter) are issued, the highest yield to maturity using the issue price of such debt, plus (b) a spread of 3.25% per annum. Defined terms in the footnotes herein not otherwise defined herein have the meanings ascribed thereto in that certain Agreement and Plan of Merger entered into between the Corporation, a wholly owned subsidiary of the Corporation, and Anixter International Inc. (the “Merger Agreement”).

[7]

This reset per annum amount will be included as the difference between (a) the initial dividend rate on the Series A Preferred Stock (determined above) and (b) the underlying Five-year U.S. treasury rate. The underlying Five-year U.S. treasury rate for this purpose will be based on the daily yield to maturity for actively traded U.S. treasury securities with a five-year maturity (as published in the H.15) for either (a) the date of pricing (and execution of definitive documents for the purchase and sale) with respect to the issuance of the notes described in clause (a)(i) of footnote 1 or (b) the date 3 Business Days prior to the Closing Date in the event any Bridge Loans (as defined in the Commitment Letter) are funded.

shares, and no other distribution of cash or other property may be made, directly or indirectly, on or with respect thereto by the Corporation (except (i) by reclassification, conversion or exchange into or for other shares of Junior Stock, (ii) by redemption, purchase or other acquisition of shares of Junior Stock made for the purposes of and in compliance with (x) an employee incentive, benefit or share purchase plan, or other similar arrangement with or for the benefit of one or more employees, officers, directors, consultants or independent contractors, of the Corporation or any subsidiary, (y) a dividend reinvestment or stockholder stock purchase plan, or (z) the satisfaction of the Corporation’s obligations pursuant to any contract outstanding at the Original Issue Date requiring such purchase, redemption or other acquisition, (iii) by redemption, purchase or other acquisition of fractional interests in shares of Junior Stock pursuant to the conversion or exchange provisions of Junior Stock or the security being converted or exchanged, or (iv) through the use of the proceeds of a substantially contemporaneous sale of shares of Junior Stock), unless full cumulative dividends on the Series A Preferred Stock for all past Dividend Periods that have ended shall have been or contemporaneously are (i) declared and paid in cash or (ii) declared and a sum sufficient for the payment thereof in cash is set apart for such payment.

(f)    When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Series A Preferred Stock and the shares of any other class or series of capital stock ranking, as to dividends, on parity with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and each such other class or series of capital stock ranking, as to dividends, on parity with the Series A Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock and such other class or series of capital stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other class or series of capital stock (which shall not include any accrual in respect of unpaid dividends on such other class or series of capital stock for prior dividend periods if such other class or series of capital stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock which may be in arrears.

(g)    Holders of shares of Series A Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or shares of stock, in excess of full cumulative dividends on the Series A Preferred Stock as provided herein. Any dividend payment made on the Series A Preferred Stock shall first be credited against the earliest accrued but unpaid dividends due with respect to such shares which remain payable.

Section 5.    Liquidation Preference.

(a)    Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, before any distribution or payment shall be made to holders of shares of Common Stock or any other class or series of capital stock of the Corporation ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, junior to the Series A Preferred Stock, the holders of shares of Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders, after payment of or provision for the debts and other liabilities of the Corporation, a liquidation preference of $25,000 per share, plus an amount equal to any accrued and unpaid dividends (whether or not declared) up to, but excluding, the date of payment. In the event that, upon such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Corporation are insufficient to pay the full amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Corporation ranking, as to liquidation rights, on parity with the Series A Preferred Stock in the distribution of assets, then the holders of the Series A Preferred Stock and the holders of shares of each such other class or series of shares of capital stock ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up, on parity with the Series A Preferred Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Written notice of any such voluntary or involuntary liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not fewer than 30 days or more than 60 days prior to the payment date stated therein, to each record holder of shares of Series A Preferred Stock at the respective addresses of such holders as the same shall appear on the stock transfer records of the Corporation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of the remaining assets of the Corporation. For purposes of liquidation rights, the consolidation or merger of the Corporation with or into any other corporation, trust or entity, or the voluntary sale, lease, transfer or conveyance of all or substantially all of the property or business of the Corporation, shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

Section 6.    Redemption.

(a)    (i) On the First Call Date or any subsequent Reset Date the Corporation, at its option, upon not fewer than 30 nor more than 60 days’ written notice, may redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25,000 per share, plus all accrued and unpaid dividends (whether or not declared) thereon up to, but excluding the date fixed for redemption, without interest, to the extent the Corporation has funds legally available therefor (the “Call Date Redemption Right”) and (ii) at any time within 120 days after the conclusion of any review or appeal process instituted by the Corporation following the occurrence of a Series A Preferred Ratings Event, upon not fewer than 30 nor more than 60 days’ written notice, may redeem the Series A Preferred Stock, in whole but not in part, at any time or from time to time, for cash at a redemption price of $25,500 per share, plus all accrued and unpaid dividends (whether or not declared) thereon up to, but excluding the date fixed for redemption, without interest, to the extent the Corporation has funds legally available therefor (the “Ratings Event Redemption Right”, and together with the Call Date Redemption Right, the “Redemption Right”). If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the shares of Series A Preferred Stock to be redeemed shall be redeemed pro rata or by lot. Holders of Series A Preferred Stock to be redeemed (i) pursuant to the Call Date Redemption Right, shall surrender such Series A Preferred Stock at the place designated in such notice and shall be entitled to the redemption price of $25,000 per share and any accrued and unpaid dividends payable upon such redemption following such surrender and (ii) pursuant to the Ratings Event Redemption Right, shall surrender such Series A Preferred Stock at the place designated in such notice and shall be entitled to the redemption price of $25,500 per share and any accrued and unpaid dividends payable upon such redemption following such surrender. If (i) notice of redemption of any shares of Series A Preferred Stock has been given, (ii) the funds necessary for such redemption have been set aside by the Corporation in trust for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, and (iii) irrevocable instructions have been given to pay the redemption price and all accrued and unpaid dividends, then from and after the redemption date, dividends shall cease to accrue on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock shall no longer be deemed outstanding, and all rights of the holders of such shares shall terminate, except the right to receive the redemption price plus any accrued and unpaid dividends payable upon such redemption, without interest. Subject to applicable escheat laws, any such cash unclaimed at the end of two years from the redemption date shall revert to the general funds of the Corporation, after which reversion, the holders of such shares so called for redemption shall look only to the general funds of the Corporation for the payment of such cash. So long as full cumulative dividends on the Series A Preferred Stock for all past Dividend Periods that have ended shall have been or contemporaneously are (i) declared and paid in cash, or (ii) declared and a sum sufficient for the payment thereof in cash is set apart for payment, nothing herein shall prevent or restrict the Corporation’s right or ability to purchase, from time to time, either at a public or a private sale, all or any part of the Series A Preferred Stock at such price or prices as the Corporation may determine, subject to the provisions of applicable law, including the repurchase of shares of Series A Preferred Stock in open-market transactions duly authorized by the Board.

(b)    No shares of Series A Preferred Stock shall be redeemed by the Corporation pursuant to the Redemption Right if following such redemption less than $100,000,000 of liquidation preference of Series A Preferred Stock would remain outstanding; provided, however, the foregoing shall not prevent any purchase or other acquisition of Series A Preferred Stock pursuant to any offer to purchase, tender offer or exchange offer made to each holder of Series A Preferred Stock.

(c)    Unless full cumulative dividends on the Series A Preferred Stock for all past Dividend Periods that have ended shall have been or contemporaneously are (i) declared and paid in cash, or (ii) declared and a sum sufficient for the payment thereof in cash is set apart for payment, no shares of Series A Preferred Stock shall be redeemed pursuant to the Redemption Right unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed and the Corporation shall not purchase or otherwise acquire, directly or indirectly, any shares of Series A Preferred Stock (except by conversion into or in exchange for shares of capital stock of the Corporation ranking, as to dividends and upon liquidation, junior to the Series A Preferred Stock); provided, however, that the foregoing shall not prevent the purchase or acquisition of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock.

(d)    Notice of redemption pursuant to the Redemption Right shall be mailed by the Corporation, postage prepaid, not fewer than 30 or more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series A Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Corporation. The notice of redemption may be contingent upon the occurrence of a future event. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series A Preferred Stock, except as to the holder to whom such notice was defective or not given. In addition to any information required by law or by the applicable rules of any exchange upon which the Series A Preferred Stock may be listed or admitted to trading, each such notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series A Preferred Stock to be redeemed; (iv) the place or places where the certificates, if any, representing shares of Series A Preferred Stock are to be surrendered for payment of the redemption price; (v) procedures for surrendering noncertificated shares of Series A Preferred Stock for payment of the redemption price; (vi) that dividends on the shares of Series A Preferred Stock to be redeemed shall cease to accrue on such redemption date; and (vii) that payment of the redemption price and any accrued and unpaid dividends will be made upon presentation and surrender of such Series A Preferred Stock. If fewer than all of the shares of Series A Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed. Notwithstanding anything herein to the contrary, if the Series A Preferred Stock or any depositary shares representing interests in the Series A Preferred Stock are issued in book-entry form through DTC or any other similar facility, notice of redemption may be given to the holders of Series A Preferred Stock at such time and in any manner permitted by such facility.

(e)    If a redemption date falls after a Dividend Record Date and on or prior to the corresponding Dividend Payment Date, each holder of Series A Preferred Stock at the close of business of such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares on or prior to such Dividend Payment Date or the Corporation’s default in the payment of the dividend due, and each holder of Series A Preferred Stock that surrenders its shares on such redemption date will be entitled to the dividends accruing after the end of the Dividend Period to which such Dividend Payment Date relates up to, but excluding, the redemption date. Except as provided herein, the Corporation shall make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Stock for which a notice of redemption has been given.

(f)    All shares of the Series A Preferred Stock redeemed or repurchased pursuant to this Section 6, or otherwise acquired in any other manner by the Corporation, shall be retired and shall be restored to the status of authorized but unissued shares of Preferred Stock, without designation as to series or class and may thereafter be reissued as shares of any series of preferred stock.

Section 7.    Special Optional Redemption.

(a)    Upon the occurrence of a Change of Control, the Corporation will have the option upon written notice mailed by the Corporation, postage pre-paid, no fewer than 30 nor more than 60 days prior to the redemption date and addressed to the holders of record of shares of the Series A Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Corporation, to redeem shares of the Series A Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, for cash at $25,000 per share plus accrued and unpaid dividends, if any, to, but not including, the redemption date (“Special Optional Redemption Right”). No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given. If, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of redemption with respect to all of the Series A Preferred Stock (whether pursuant to the Redemption Right or the Special Optional Redemption Right), the holders of shares of Series A Preferred Stock will not have the conversion right described below in Section 9. Notwithstanding anything herein to the contrary, if the Series A Preferred Stock or any depositary shares representing interests in the Series A Preferred Stock are issued in book-entry form through DTC or any other similar facility, notice of redemption may be given to the holders of Series A Preferred Stock at such time and in any manner permitted by such facility.

(b)    In addition to any information required by law or by the applicable rules of any exchange upon which the Series A Preferred Stock may be listed or admitted to trading, such notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series A Preferred Stock to be redeemed; (iv) the place or places where the certificates, if any, representing shares of Series A Preferred Stock are to be surrendered for payment of the redemption price; (v) procedures for surrendering noncertificated shares of Series A Preferred Stock for payment of the redemption price; (vi) that dividends on the shares of Series A Preferred Stock to be redeemed will cease to accrue on the redemption date; (vii) that payment of the redemption price and any accrued and unpaid dividends will be made upon presentation and surrender of such Series A Preferred Stock; (viii) that the shares of Series A Preferred Stock are being redeemed pursuant to the Special Optional Redemption Right in connection with the occurrence of a Change of Control and a brief description of the transaction or transactions constituting such Change of Control; and (ix) that holders of the shares of Series A Preferred Stock to which the notice relates will not be able to tender such shares of Series A Preferred Stock for conversion in connection with the Change of Control and each share of Series A Preferred Stock tendered for conversion that is selected, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related redemption date instead of converted on the Change of Control Conversion Date. If fewer than all of the shares of Series A Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed. If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed pursuant to the Special Optional Redemption Right, the shares of Series A Preferred Stock to be redeemed shall be selected pro rata (as nearly as practicable without creating fractional shares) or by lot.

(c)    If the Corporation has given a notice of redemption pursuant to the Special Optional Redemption Right and has set aside sufficient funds for the redemption in trust for the benefit of the holders of the Series A Preferred Stock called for redemption, then from and after the redemption date, those shares of Series A Preferred Stock will be treated as no longer being outstanding, no further dividends will accrue and all other rights of the holders of those shares of Series A Preferred Stock will terminate. The holders of those shares of Series A Preferred Stock will retain their right to receive the redemption price for their shares and any accrued and unpaid dividends to, but not including, the redemption date, without interest. So long as full cumulative dividends on the Series A Preferred Stock for all past Dividend Periods shall have been or contemporaneously are (i) declared and paid in cash, or (ii) declared and a sum sufficient for the payment thereof in cash is set apart for payment, nothing herein shall prevent or restrict the

Corporation’s right or ability to purchase, from time to time, either at a public or a private sale, all or any part of the Series A Preferred Stock at such price or prices as the Corporation may determine, subject to the provisions of applicable law, including the repurchase of shares of Series A Preferred Stock in open-market transactions duly authorized by the Board.

(d)    The holders of Series A Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to the Series A Preferred Stock on the corresponding Dividend Payment Date notwithstanding the redemption of the Series A Preferred Stock pursuant to the Special Optional Redemption Right between such Dividend Record Date and the corresponding Dividend Payment Date or the Corporation’s default in the payment of the dividend due. Except as provided herein, the Corporation shall make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Stock for which a notice of redemption pursuant to the Special Optional Redemption Right has been given.

(e)    All shares of the Series A Preferred Stock redeemed or repurchased pursuant to this Section 7, or otherwise acquired in any other manner by the Corporation, shall be retired and shall be restored to the status of authorized but unissued shares of Preferred Stock, without designation as to series or class and may thereafter be reissued as shares of any series of preferred stock.

Section 8.    Voting and Preferred Director Rights.

(a)    Holders of the Series A Preferred Stock shall not have any voting rights, except as required by applicable law and as set forth in this Section 8.

(b)    Whenever dividends on any shares of Series A Preferred Stock shall not have been paid, and remain unpaid, for the equivalent of six or more full quarterly dividend periods, whether or not for consecutive Dividend Periods (a “Preferred Dividend Default”), the holders of such Series A Preferred Stock (voting together as a single class with all other classes or series of preferred stock of the Corporation upon which like voting rights have been conferred and are exercisable (“Parity Preferred”)) shall be entitled to vote for the election of a total of two additional directors of the Corporation (the “Preferred Directors”) and the number of directors constituting the entire Board will be increased by two directors, until all accrued and unpaid dividends on the Series A Preferred Stock shall have been paid in full through the most recently completed Dividend Period following a Preferred Dividend Default; provided, however, that it shall be a qualification for election for any such Preferred Director that the election of such director shall not cause the Corporation to violate the corporate governance requirement of the New York Stock Exchange (or any other securities exchange or other trading facility on which securities of the Corporation may then be listed or traded) that listed or traded companies must have a majority of independent directors. For the avoidance of doubt, in no circumstances shall there be more than two Preferred Directors.

(c)    The Preferred Directors will be elected by a plurality of the votes cast in the election for a one-year term and each Preferred Director will serve until his or her successor is duly elected and qualified or until such Preferred Director’s right to hold office terminates, whichever occurs earlier, subject to such Preferred Director’s earlier death, disqualification, resignation or removal. The election will take place at (i) either (A) a special meeting called in accordance with Section 8(d) below or (B) the next annual or special meeting of stockholders, and (ii) each subsequent annual meeting of stockholders, or special meeting held in place thereof, until all such accrued and unpaid dividends on the Series A Preferred Stock have been paid in full. A dividend in respect of Series A Preferred Stock shall be considered timely made if made within two Business Days after the applicable Dividend Payment Date if at the time of such late payment date there shall not be any prior Dividend Periods in respect of which full dividends were not timely made at the applicable Dividend Payment Date.

(d)    At any time when such voting rights shall have vested, a proper officer of the Corporation shall call or cause to be called, upon written request of holders of record of at least 10% of the aggregate outstanding shares of Series A Preferred Stock and Parity Preferred, a special meeting of the holders of Series A Preferred Stock and each class or series of Parity Preferred by mailing or causing to be mailed to such holders a notice of such special meeting for the election of directors. In the case of such a written request, such special meeting shall be held within 90 days after the delivery of such request and, in either case, at the place and upon the notice provided by law and in the By-Laws; provided, that the Corporation shall not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of stockholders and the holders of all outstanding Series A Preferred and Parity Preferred are afforded the opportunity to elect such directors (or fill any vacancy) at such annual meeting of stockholders. The record date for determining holders of the Series A Preferred Stock and Parity Preferred entitled to notice of and to vote at such special meeting will be the close of business on the third Business Day preceding the day on which such notice is mailed. At any such annual or special meeting, all of the holders of the Series A Preferred Stock and Parity Preferred, by plurality vote, voting together as a single class without regard to class or series, shall be entitled to elect two directors on the basis of one vote per $25,000 of liquidation preference to which such Series A Preferred Stock and Parity Preferred are entitled by their terms (excluding amounts in respect of accrued and unpaid dividends) and not cumulatively. The holder or holders of one-third of the then-outstanding Series A Preferred Stock and Parity Preferred, voting as a single class, present in person or by proxy, will constitute a quorum for the election of the Preferred Directors, except as otherwise provided by law. Notice of all meetings at which holders of the Series A Preferred Stock and Parity Preferred shall be entitled to vote will be given to such holders at their addresses as they appear in the stockholder records of the Corporation. At any such meeting or adjournment thereof in the absence of a quorum, subject to the provisions of any applicable law, a majority of the holders of the Series A Preferred Stock and Parity Preferred, voting as a single class, present in person or by proxy shall have the power to adjourn the meeting for the election of the Preferred Directors, without notice other than an announcement at the meeting, until a quorum is present. If a Preferred Dividend Default shall terminate after the notice of a special meeting has been given but before such special meeting has been held, the Corporation shall, as soon as practicable after such termination, mail or cause to be mailed notice of such termination to holders of the Series A Preferred Stock and Parity Preferred that would have been entitled to vote at such special meeting.

(e)    If and when all such accrued and unpaid dividends on such Series A Preferred Stock shall have been paid in full through the most recently completed dividend period following a Preferred Dividend Default, the right of the holders of Series A Preferred Stock and

Parity Preferred to elect such additional two directors shall immediately cease (subject to re-vesting in the event of each and every Preferred Dividend Default), and the term of office of each Preferred Director so elected shall terminate and the size of the Board shall be reduced accordingly. Any Preferred Director may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding Series A Preferred Stock and Parity Preferred entitled to vote thereon when they have the voting rights set forth in Section 8(b) (voting as a single class). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Director may be filled by written consent of the Preferred Director remaining in office, or if none remains in office, by a vote of the holders of record of the outstanding Series A Preferred Stock when they have the voting rights described above (voting as a single class with all other classes or series of Parity Preferred) in accordance with Sections 8(c) and (d). Each of the Preferred Directors shall be entitled to one vote on any matter.

(f)    So long as any shares of Series A Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of Series A Preferred Stock outstanding at the time and of each other class or series of Parity Preferred, given in person or by proxy, either in writing or at a meeting (voting together as a single class without regard to series):

(i)    authorize or create, or increase the number of authorized or issued shares of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation or reclassify any authorized shares of capital stock of the Corporation into such capital stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such capital stock;

(ii)    amend, alter or repeal the provisions of the Certificate of Incorporation or this Certificate of Designations so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock, taken as a whole; provided, however, holders of shares of Series A Preferred Stock shall not be entitled to vote with respect to (A) any increase in the total number of authorized shares of Common Stock or Preferred Stock of the Corporation, or (B) any increase in the number of authorized shares of Series A Preferred Stock or the creation or issuance of any other class or series of capital stock, or (C) any increase in the number of authorized shares of any other class or series of capital stock, in each case referred to in clause (A), (B) or (C) above, ranking on parity with or junior to the Series A Preferred Stock with respect to the payment of dividends and the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and

(iii)    consummate a binding share exchange or reclassification involving the Series A Preferred Stock, or a merger or consolidation of the Corporation with another corporation or other entity, unless in each case (x) the shares of Series A Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) such Series A Preferred Stock remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not less favorable, taken as a whole, to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the Series A Preferred Stock immediately prior to such consummation, taken as a whole.

If an amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above would adversely affect one or more but not all series of Series A Preferred Stock and Parity Preferred, then only the series adversely affected and entitled to vote shall vote to the exclusion of all other series of such Parity Preferred. If all series of such Parity Preferred are not equally affected by the proposed amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above, there shall be required a two-thirds approval of each series that will have a diminished status.

So long as any shares of Series A Preferred Stock remain outstanding, the holders of shares of Series A Preferred Stock also will have the exclusive right to vote on any amendment, alteration or repeal of the provisions of the Certificate of Incorporation or this Certificate of Designations or the terms of the Series A Preferred Stock on which holders of Series A Preferred Stock are otherwise entitled to vote pursuant to this Section 8(f) that would alter only the contract rights, as expressly set forth in the Certificate of Incorporation or this Certificate of Designations of the Series A Preferred Stock, and the holders of any other classes or series of the capital stock of the Corporation will not be entitled to vote on such an amendment, alteration or repeal.

Except as set forth herein, holders of the Series A Preferred Stock shall not have any voting rights with respect to, and the consent of the holders of the Series A Preferred Stock shall not be required for, the taking of any corporate action regardless of the effect that such corporate action may have upon the powers, preferences, voting power or other rights or privileges of the Series A Preferred Stock.

(g)    The foregoing voting provisions of this Section 8 shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or (i) notice of redemption of all of the outstanding shares of Series A Preferred Stock has been given, (ii) the funds necessary for such redemption have been set aside by the Corporation in trust for the benefit of the holders of such shares of Series A Preferred Stock so called for redemption, and (iii) irrevocable instructions have been given to pay the redemption price and all accrued and unpaid dividends.

(h)    In any matter in which the Series A Preferred Stock may vote (as expressly provided herein), each share of Series A Preferred Stock shall be entitled to one vote per $25,000 of liquidation preference (excluding amounts in respect of accrued and unpaid dividends).

Section 9.    Conversion. The shares of Series A Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation, except as provided in this Section 9.

(a)    Upon the occurrence of a Change of Control involving the issuance of additional shares of Common Stock or other Change of Control transaction, in each case,

approved by holders of Common Stock, each holder of shares of Series A Preferred Stock shall have the right, unless, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem the Series A Preferred Stock pursuant to the Redemption Right or Special Optional Redemption Right, to convert some or all of the Series A Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of Common Stock, per share of Series A Preferred Stock to be converted (the “Common Stock Conversion Consideration”) equal to the lesser of (A) the quotient obtained by dividing (i) the sum of (x) the $25,000 liquidation preference per share of Series A Preferred Stock to be converted plus (y) the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accrued and unpaid dividends will be included in such sum) by (ii) the Common Stock Price and (B) [●]8 (the “Share Cap”), subject to the immediately succeeding paragraph.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Common Stock), subdivisions or combinations (in each case, a “Share Split”) with respect to the Common Stock as follows: the adjusted Share Cap as the result of a Share Split shall be the number of shares of Common Stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of Common Stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such Share Split.

In the case of a Change of Control pursuant to which shares of Common Stock shall be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of shares of Series A Preferred Stock shall receive upon conversion of such shares of Series A Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of Common Stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration”; and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, shall be referred to herein as the “Conversion Consideration”).

In the event that holders of Common Stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration will be deemed to be the kind and amount of consideration actually received by holders of a majority of the Common Stock that voted for such an election (if electing between two types of consideration) or holders of a plurality of the Common Stock that voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of Common Stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

[8]

In connection with the Merger, the Share Cap shall be determined and included at Closing equal to the number of shares issuable based on conversion at a Common Stock Price per share of Common Stock equal to 50% of the average of the closing sales prices per share of Common Stock for the ten consecutive trading days immediately preceding, but not including, the date immediately prior to the Effective Time (as defined in the Merger Agreement).

The “Change of Control Conversion Date” shall be a Business Day set forth in the notice of Change of Control provided in accordance with Section 9(c) below that is no less than 20 days nor more than 35 days after the date on which the Corporation provides such notice pursuant to Section 9(c).

The “Common Stock Price” shall be (i) if the consideration to be received in the Change of Control by the holders of Common Stock is solely cash, the amount of cash consideration per share of Common Stock or (ii) if the consideration to be received in the Change of Control by holders of Common Stock is other than solely cash (x) the average of the closing sale prices per share of Common Stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Common Stock is then traded, or (y) the average of the last quoted bid prices for the Common Stock in the over-the-counter market as reported by OTC Markets Group, Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Common Stock is not then listed for trading on a U.S. securities exchange.

(b)    No fractional shares of Common Stock shall be issued upon the conversion of Series A Preferred Stock. In lieu of fractional shares, holders shall be entitled to receive the cash value of such fractional shares based on the Common Stock Price.

(c)    Within 15 days following the occurrence of a Change of Control, a notice of occurrence of the Change of Control, describing the resulting Change of Control Conversion Right, shall be delivered to the holders of record of the shares of Series A Preferred Stock at their addresses as they appear on the Corporation’s share transfer records and notice shall be provided to the Corporation’s transfer agent. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the conversion of any share of Series A Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the events constituting the Change of Control; (ii) the date of the Change of Control; (iii) the last date on which the holders of Series A Preferred Stock may exercise their Change of Control Conversion Right; (iv) the method and period for calculating the Common Stock Price; (v) the Change of Control Conversion Date, which shall be a Business Day occurring within 20 to 35 days following the date of such notice; (vi) that if, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem all or any portion of the Series A Preferred Stock, the holder will not be able to convert shares of Series A Preferred Stock designated for redemption and such shares of Series A Preferred Stock shall be redeemed on the related redemption date, even if they have already been tendered for conversion pursuant to the Change of Control Conversion Right; (vii) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series A Preferred Stock; (viii) the name and address of the paying agent and the conversion agent; and (ix) the procedures that the holders of Series A Preferred Stock must follow to exercise the Change of Control Conversion Right.

(d)    The Corporation shall issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on the Corporation’s website, in any event prior to the opening of business on the first Business Day following any date on which the Corporation provides notice pursuant to Section 9(c) above to the holders of Series A Preferred Stock.

(e)    In order to exercise the Change of Control Conversion Right, a holder of shares of Series A Preferred Stock shall be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Series A Preferred Stock to be converted, duly endorsed for transfer, together with a written conversion notice completed, to the Corporation’s transfer agent. Such notice shall state: (i) the relevant Change of Control Conversion Date; (ii) the number of shares of Series A Preferred Stock to be converted; and (iii) that the shares of Series A Preferred Stock are to be converted pursuant to the applicable provisions of these Articles Supplementary. Notwithstanding the foregoing, if the shares of Series A Preferred Stock are held in global form, such notice shall comply with applicable procedures of the DTC.

(f)    Holders of Series A Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the Corporation’s transfer agent prior to the close of business on the Business Day prior to the Change of Control Conversion Date. The notice of withdrawal must state: (i) the number of withdrawn shares of Series A Preferred Stock; (ii) if certificated shares of Series A Preferred Stock have been issued, the certificate numbers of the shares of withdrawn Series A Preferred Stock; and (iii) the number of shares of Series A Preferred Stock, if any, which remain subject to the conversion notice. Notwithstanding the foregoing, if the shares of Series A Preferred Stock are held in global form, the notice of withdrawal shall comply with applicable procedures of DTC.

(g)    Shares of Series A Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem such shares of Series A Preferred Stock, whether pursuant to its Redemption Right or Special Optional Redemption Right. If the Corporation elects to redeem shares of Series A Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of Series A Preferred Stock shall not be so converted and the holders of such shares shall be entitled to receive on the applicable redemption date $25,000 per share, plus any accrued and unpaid dividends thereon to, but not including, the redemption date.

(h)    The Corporation shall deliver the applicable Conversion Consideration no later than the third Business Day following the Change of Control Conversion Date.

Section 10.    Record Holders. The Corporation and its transfer agent may deem and treat the record holder of any Series A Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor its transfer agent shall be affected by any notice to the contrary.

Section 11.    No Maturity or Sinking Fund. The Series A Preferred Stock has no maturity date, and no sinking fund has been established for the retirement or redemption of Series A Preferred Stock.

Section 12.    Exclusion of Other Rights. The Series A Preferred Stock shall not have any preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption other than expressly set forth in the Certificate of Incorporation and this Certificate of Designations.

Section 13.    Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

Section 14.    Severability of Provisions. If any preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series A Preferred Stock set forth in the Certificate of Incorporation and this Certificate of Designations is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of Series A Preferred Stock set forth in the Certificate of Incorporation which can be given effect without the invalid, unlawful or unenforceable provision thereof shall, nevertheless, remain in full force and effect and no preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series A Preferred Stock herein set forth shall be deemed dependent upon any other provision thereof unless so expressed therein.

Section 15.    No Preemptive Rights. No holder of shares of Series A Preferred Stock of the Corporation shall be entitled to, as such holder, any preemptive right to purchase or subscribe for or acquire any additional shares of capital stock of the Corporation or any other security of the Corporation convertible into or carrying a right to subscribe to or acquire shares of capital stock of the Corporation.

Section 16.    Notices. All notices or communications in respect of Series A Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, in the Certificate of Incorporation or By-Laws or by applicable law.

Section 17.    Calculation Agent. Unless the Corporation has validly called all shares of the Series A Preferred Stock for redemption on the First Call Date, the Corporation will appoint a banking institution or trust company as calculation agent with respect to the Series A Preferred Stock prior to the Reset Dividend Determination Date preceding the First Call Date. If the Corporation is unable to appoint a calculation agent using commercially reasonable efforts, the Corporation may appoint itself or an affiliate as calculation agent. The Corporation may, in its sole discretion, remove the calculation agent in accordance with the agreement between the Corporation and the calculation agent; provided, however, that the Corporation shall appoint a successor calculation agent who shall accept such appointment prior to the effectiveness of such removal. Upon any such removal or appointment, the Corporation shall send notice thereof in accordance with Section 16 hereof.

Exhibit E

IN WITNESS WHEREOF, WESCO International, Inc. has caused this Certificate of Designations to be duly executed in its corporate name as of the date first set forth above.

WESCO INTERNATIONAL, INC.

Date: [●], 2020	By:

Name:	[●]
Title:	[●]

Exhibit 10.1

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”) is made and entered into as of January 10, 2020, by and among WESCO International, Inc., a Delaware corporation (“Parent”), and the stockholders of Anixter International Inc., a Delaware corporation (the “Company”), listed on Schedule A hereto (each, a “Stockholder” and, collectively, the “Stockholders”).

RECITALS

A.    Concurrently with the execution and delivery of this Agreement, the Company is terminating that certain Second Amended and Restated Agreement and Plan of Merger, by and among CD&R Arrow Parent, LLC, CD&R Arrow Merger Sub, Inc., and the Company, dated as of January 1, 2020 (the “CD&R Merger Agreement”) in accordance with its terms, and Parent will pay in full, on behalf of Warrior Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and/or the Company, the Company Termination Fee (as defined in the CD&R Merger Agreement) to CD&R Arrow Parent pursuant to Section 6.06(b) of the CD&R Merger Agreement.

B.    Concurrently with the execution and delivery of this Agreement, Parent, Merger Sub and the Company are entering into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) that, among other things and subject to the terms and conditions set forth therein, provides for the merger of Merger Sub with and into the Company, with the Company being the surviving entity in such merger (the “Merger”).

C.    As of the date hereof, each Stockholder is the record and/or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the number of shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) set forth next to such Stockholder’s name on Schedule A hereto, being all of the shares of Common Stock owned of record or beneficially by such Stockholder as of the date hereof (with respect to such Stockholder, the “Owned Shares”, and the Owned Shares together with any additional shares of Common Stock that such Stockholder may acquire record and/or beneficial ownership of after the date hereof, such Stockholder’s “Covered Shares”).

D.    As an inducement and condition for Parent and Merger Sub to enter into the Merger Agreement, each Stockholder has agreed to enter into this Agreement with respect to such Stockholder’s Covered Shares.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.    Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 1.

“Expiration Time” shall mean the earlier to occur of (a) the Effective Time and (b) such date and time as the Merger Agreement shall be validly terminated pursuant to Article VIII thereof.

“Transfer” shall mean (a) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any option or other Contract, arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), of any Covered Shares or any interest in any Covered Shares (in each case other than this Agreement), (b) the deposit of such Covered Shares into a voting trust, the entry into a voting agreement or arrangement (other than this Agreement) with respect to such Covered Shares or the grant of any proxy or power of attorney (other than this Agreement) with respect to such Covered Shares, (c) entry into any hedge, swap or other transaction or Contract which is designed to (or is reasonably expected to lead to or result in) a transfer of the economic consequences of ownership of any Covered Shares, whether any such transaction is to be settled by delivery of Covered Shares, in cash or otherwise or (d) any Contract or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a), (b) or (c) above.

2.    Agreement to Not Transfer the Covered Shares.

2.1    No Transfer of Covered Shares. Until the Expiration Time, each Stockholder agrees not to Transfer or cause or permit the Transfer of any of such Stockholder’s Covered Shares, other than (i) with the prior written consent of Parent (to be granted or withheld in Parent’s sole discretion) or (ii) with respect to the Covered Shares set forth on Schedule A hereto, pursuant to and as currently required by pledge arrangements with a third party banking institution in existence as of the date of this Agreement. Any Transfer or attempted Transfer of any Covered Shares in violation of this Section 2.1 shall be null and void and of no effect whatsoever; provided, however, that any Stockholder may Transfer any such Covered Shares to (i) any other Stockholder or any Affiliate of any such Stockholder, (ii) any family member (including a trust for such family member’s benefit) of such Stockholder or (iii) any charitable foundation or organization, in each case only if the transferee of such Covered Shares evidences in a writing reasonably satisfactory to Parent such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as such transferring Stockholder; provided, however, that notwithstanding anything to the contrary herein, Stockholders shall be permitted to Transfer by gift an aggregate of not more than 600,000 Covered Shares to any charitable foundations or organizations without any restrictions hereunder; provided further, that any such Transfers after the date hereof by any Stockholder to the Zell Family Foundation shall not be deemed to be Covered Shares and shall not be subject to the terms and conditions of this Agreement.

2.2    Update of Beneficial Ownership Information. Promptly following the written request of Parent, or upon a Stockholder’s or any of its Affiliates’ acquisition of beneficial (as defined in Rule 13d-3 under the Exchange Act) or record ownership of additional shares of Common Stock after the date hereof, such Stockholder will send to Parent a written notice setting forth the number of Covered Shares beneficially owned by such Stockholder or any of its Affiliates and indicating the capacity in which such Covered Shares are owned. Each

Stockholder agrees to cause any of its Affiliates that acquires any shares of Common Stock on or after the date hereof to execute an agreement in a form reasonably acceptable to Parent to be bound with respect to this Agreement with respect to such shares to the same extent such shares would be subject to this Agreement had they been acquired by such Stockholder.

3.    Agreement to Vote the Covered Shares.

3.1    Until the Expiration Time, at every meeting of the Company’s stockholders at which any of the following matters are to be voted on (and at every adjournment or postponement thereof), and on any action or approval of Company’s stockholders by written consent with respect to any of the following matters, each Stockholder shall vote (including via proxy) all of such Stockholder’s Covered Shares (or cause the holder of record on any applicable record date to vote (including via proxy) all of such Stockholder’s Covered Shares):

(a)    in favor of the adoption of the Merger Agreement; and

(b)    against (A) any action or agreement that would reasonably be expected to result in a breach of the Merger Agreement or result in any condition set forth in Article VII of the Merger Agreement not being satisfied on a timely basis, (B) any Company Takeover Proposal, or any other proposal made in opposition to, in competition with, or inconsistent with the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement and (C) any other action, agreement or proposal which could reasonably be expected to delay, postpone or adversely affect consummation of the Merger and the other transactions contemplated by the Merger Agreement.

3.2    Until the Expiration Time, at every meeting of the Company’s stockholders (and at every adjournment or postponement thereof), each Stockholder shall be represented in person or by proxy at such meeting (or cause the holders of record on any applicable record date to be represented in person or by proxy at such meeting) in order for the Covered Shares to be counted as present for purposes of establishing a quorum.

3.3    Each Stockholder shall execute and deliver (or cause the holders of record to execute and deliver), within 48 hours of receipt, any proxy card or voting instructions it receives that is sent to stockholders of the Company soliciting proxies with respect to any matter described in Section 3.1, which shall be voted in the manner described in Section 3.1 (with Parent to be promptly notified (and provided reasonable evidence of) such execution and delivery of such proxy card or voting instructions).

3.4    Notwithstanding anything to the contrary in this Agreement, if at any time following the date hereof and prior to the Expiration Time, a Governmental Entity enters an order restraining, enjoining or otherwise prohibiting the Stockholders or their Affiliates from taking any action pursuant to Section 3.1, Section 3.2 or Section 3.3 of this Agreement, then (i) the obligations of each Stockholder set forth in Section 3.1, Section 3.2 or Section 3.3 of this Agreement shall be of no force and effect for so long as such order is in effect solely to the extent such order restrains, enjoins or otherwise prohibits such Stockholder from taking any such action, and (ii) each Stockholder shall cause the Covered Shares to not be represented in person or by proxy at any meeting at which a vote of such Stockholder on the Merger Agreement or the transactions contemplated thereby is sought or requested.

3.5    Without limiting the obligations of the Stockholders under this Agreement, but only in the event and in each case that such Stockholder fails to be counted as present or fails to vote all of such Stockholder’s Covered Shares in accordance with this Agreement or except as provided in Section 3.4 above, then in such event each Stockholder hereby irrevocably appoints as its proxy and attorney-in-fact the officers of Parent, and any individual who shall hereafter succeed to any such officer of Parent, and any other Person designated in writing by Parent (collectively, the “Proxy Holders”), each of them individually, with full power of substitution, to vote such Stockholder’s Covered Shares in accordance with this Agreement and, in the discretion of the Proxy Holders, with respect to any proposed postponements or adjournments of meetings of the Company’s stockholders at which any of the matters described in this Agreement are to be considered. This proxy is coupled with an interest and shall be irrevocable, and each Stockholder shall take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by such Stockholder with respect to such Stockholder’s Covered Shares. Notwithstanding anything to the contrary in this Agreement, the proxy granted by this Section 3.4 shall terminate and be of no further force and effect upon the Expiration Time.

4.    Waiver of Appraisal Rights. Each Stockholder hereby waives all appraisal rights under Section 262 of the DGCL with respect to all of such Stockholder’s Covered Shares owned (beneficially or of record) by such Stockholder.

5.    No Solicitation.

5.1    From and after the date of this Agreement until the Expiration Time, each Stockholder (solely in the capacity as a stockholder of the Company) shall, and shall cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations being conducted with any persons other than Parent with respect to any Company Takeover Proposal. In addition, each Stockholder (solely in the capacity as a stockholder of the Company) agrees to be subject to Section 5.03 of the Merger Agreement as if each were the “Company” thereunder (including with respect to the obligations to notify Parent promptly, and in any event within 24 hours of receipt, in writing of any Company Takeover Proposal or any inquiry with respect to, or that could reasonably be expected to lead to, any Company Takeover Proposal and the identity of the Person or group of Persons making such Company Takeover Proposal or inquiry and to provide unredacted copies of all material correspondence and proposed transaction documents, including any financing documents, received by such Stockholder in connection with such Company Takeover Proposal or inquiry, or, if communicated orally, a summary of the material terms of such oral communication, and to otherwise keep Parent informed on a current basis of the status of any such Company Takeover Proposal or inquiry, including any material developments or change to the material terms thereof).

5.2    Notwithstanding the foregoing, from and after the date of the Merger Agreement until the Expiration Time and if the Company is permitted, pursuant to Sections 5.03(b)

or 5.03(c) of the Merger Agreement, to have discussions or negotiations in response to a Company Takeover Proposal that did not result from a breach (other than a breach that is immaterial and unintentional) of Section 5.03(b) of the Merger Agreement, each Stockholder and its Representatives shall be permitted to participate in such discussions or negotiations with such person making such Company Takeover Proposal, to the same extent as the Company is permitted to do so under Sections 5.03(b) or 5.03(c) of the Merger Agreement, subject to compliance by such Stockholder with the last sentence of Section 5.1 above.

6.    No Legal Action. Each Stockholder shall not, and shall cause its Representatives not to, bring, commence, institute, maintain, prosecute or voluntarily aid any claim, appeal, or proceeding which (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (b) alleges that the execution and delivery of this Agreement by any of the Stockholders (or their performance hereunder solely in the capacity as a stockholder of the Company) breaches any fiduciary duty of the Company Board (or any member thereof) or any duty that any of the Stockholders have (or may be alleged to have) to the Company or to the other holders of the Common Stock.

7.    Fiduciary Duties. Each Stockholder is entering into this Agreement solely in its capacity as the record holder or beneficial owner of such Stockholder’s Covered Shares. Nothing in this Agreement shall in any way, or shall require any Stockholder to attempt to limit or affect any actions taken by any of Stockholder’s designee(s) serving on the Company Board or any such Stockholder in his or her capacity as a director, officer or employee of the Company or any of its Affiliates, from complying with his or her fiduciary obligations while acting in such designee’s capacity as a director of the Company. No action taken (or omitted to be taken) in any such capacity as director, officer or employee shall be deemed to constitute a breach of this Agreement.

8.    Notice of Certain Events. Each Stockholder shall notify Parent in writing promptly of (a) any fact, event or circumstance that would cause, or reasonably be expected to cause or constitute, a breach of the representations and warranties of such Stockholder under this Agreement or (b) the receipt by such Stockholder of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement.

9.    Representations and Warranties of the Stockholder. Each Stockholder hereby represents and warrants to Parent that:

9.1    Due Authority. The Stockholder has the full power and capacity to make, enter into and carry out the terms of this Agreement and to grant the irrevocable proxy as set forth in Section 3.5 hereof. If the Stockholder is not a natural person, (a) the Stockholder is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation, as applicable and (b) the execution and delivery of this Agreement, the performance of the Stockholder’s obligations hereunder, and the consummation of the transactions contemplated hereby have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against it in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

9.2    Ownership of the Covered Shares. (a) The Stockholder is, as of the date hereof, the beneficial or record owner of such Stockholder’s Covered Shares, free and clear of any and all Liens, other than those (i) created by this Agreement or (ii) as disclosed on Schedule A hereto, and (b) the Stockholder has sole voting power over all of the Covered Shares beneficially owned by the Stockholder. Except for the Covered Shares subject to the pledge arrangements as set forth on Schedule A hereto, the Stockholder has not entered into any agreement to Transfer any Covered Shares. As of the date hereof, the Stockholder does not own, beneficially or of record, any shares of Common Stock or other voting shares of the Company (or any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, any shares of Common Stock or other voting shares of the Company) other than the Owned Shares.

9.3    No Conflict; Consents.

(a)    The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations under this Agreement and the compliance by the Stockholder with any provisions hereof does not and will not: (a) conflict with or violate any Laws applicable to the Stockholder, or (b) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Covered Shares beneficially owned by the Stockholder pursuant to any Contract or obligation to which the Stockholder is a party or by which the Stockholder is subject; provided, however, that the parties acknowledge and agree that a portion of the Covered Shares are subject to existing pledge arrangements (as set forth on Schedule A hereto) and may be subject to Transfer in the event of a default under such pledge arrangements. As of the date hereof, there is no event of default (or event that with notice or lapse of time or both would become a default) under any such pledge arrangements.

(b)    No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Entity or any other Person, is required by or with respect to the Stockholder in connection with the execution and delivery of this Agreement or the consummation by them of the transactions contemplated hereby.

9.4    Absence of Litigation. As of the date hereof, there is no legal action pending against, or, to the knowledge of the Stockholder, threatened against or affecting the Stockholder that would reasonably be expected to materially impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

10.    Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholder that:

10.1    Due Authority. Parent has the full power and capacity to make, enter into and carry out the terms of this Agreement. Parent is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of Parent’s obligations hereunder, and the consummation of the transactions contemplated hereby has been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and binding obligation of Parent enforceable against it in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

10.2    No Conflict; Consents.

(a)    The execution and delivery of this Agreement by Parent does not, and the performance by Parent of its obligations under this Agreement and the compliance by Parent with the provisions hereof do not and will not: (a) conflict with or violate any Laws applicable to Parent, or (b) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, pursuant to any Contract or obligation to which Parent is a party or by which Parent is subject.

(b)    No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Entity or any other Person, is required by or with respect to Parent in connection with the execution and delivery of this Agreement or the consummation by Parent of the transactions contemplated hereby.

10.3    Absence of Litigation. As of the date hereof, there is no legal action pending against, or, to the knowledge of Parent, threatened against or affecting Parent that would reasonably be expected to materially impair the ability of Parent to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

11.    Miscellaneous.

11.1    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholder, and Parent shall have no authority to direct the Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

11.2    Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Common Stock” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

11.3    Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

11.4    Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

11.5    Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing, shall be sent by e-mail of a .pdf attachment (providing confirmation of transmission), by reliable overnight delivery service (with proof of service) or by hand delivery, and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however that any notice received by e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day:

(i)    if to the Stockholder, to the address for notice set forth on Schedule A hereto, with a copy to:

Equity Group Investments

2 N. Riverside Plaza, Suite 600

Chicago, IL 60606

Attn: Joseph Miron

Email: jmiron@egii.com

and

Neal, Gerber & Eisenberg LLP

2 N. LaSalle Street, Suite 1700

Chicago, IL 60602

Attn: David S. Stone

Email: dstone@nge.com

(ii)    if to Parent, to:

WESCO International, Inc.

225 West Station Square Drive, Suite 700

Pittsburgh, Pennsylvania 15219

Attn: Diane Lazzaris

Email: dlazzaris@wescodist.com

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Email: AOEmmerich@wlrk.com; JLRobinson@wlrk.com

Attention: Adam O. Emmerich; John L. Robinson

(iii)    if to Company, to:

Anixter International Inc.

2301 Patriot Blvd

Glenview, IL 60026

Email: justin.choi@anixter.com

Attention: Justin Choi

with a copy to:

Sidley Austin LLP

787 7th Avenue

New York, NY 10019

Email: irotter@sidley.com; gsaltarelli@sidley.com

Attention: Irving L. Rotter; Gabriel Saltarelli

11.6    Venue; Waiver of Jury Trial.

(a)    Each of the parties (i) irrevocably submits itself to the personal jurisdiction of all state and federal courts sitting in the State of Delaware, including to the jurisdiction of all courts to which an appeal may be taken from such courts, in any Proceeding arising out of or relating to this Agreement, any of the transactions contemplated hereby or any facts and circumstances leading to its execution or performance, (ii) agrees that all claims in respect of any such Proceeding must be brought, heard and determined exclusively in the Court of Chancery of the State of Delaware (provided that, in the event subject matter jurisdiction is declined by or unavailable in the Court of Chancery, then such Proceeding will be heard and determined exclusively in any other state or federal court sitting in the State of Delaware), (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such courts, (iv) agrees not to bring any Proceeding against any other party arising out of or relating to this Agreement, any of the transactions contemplated hereby or any facts and circumstances leading to its execution or performance in any other court and (v) waives any defense of inconvenient forum to the maintenance of any Proceeding so brought. The parties agree that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each of the parties agrees to waive any bond, surety or other security that might be required of any other party with respect to any such Proceeding, including any appeal thereof.

(b)    Each of the parties agrees that service of any process, summons, notice or document in accordance with Section 11.5 will be effective service of process for any Proceeding brought against it by the other party in connection with this Section 11.6; provided, however, that nothing contained herein will affect the right of any party to serve legal process in any other manner permitted by applicable Law. Notwithstanding the foregoing, the consents to jurisdiction set forth in this Section 11.6 will not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 11.6 and will not be deemed to confer rights on any Person other than the parties.

(c)    EACH OF THE PARTIES HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE FACTS OR CIRCUMSTANCES LEADING TO ITS EXECUTION OR PERFORMANCE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO PARTY OR REPRESENTATIVE OR AFFILIATE THEREOF HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (iii) IT MAKES SUCH WAIVER KNOWINGLY AND VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS PARAGRAPH.

11.7    Documentation and Information. Each Stockholder consents to and authorizes the publication and disclosure by Parent and the Company of such Stockholder’s identity and holding of the Covered Shares, and the terms of this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement), in any press release, the Proxy Statement and any other disclosure document required in connection with the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement.

11.8    Further Assurances. Each Stockholder agrees, from time to time, at the reasonable request of Parent and without further consideration, to execute and deliver such additional documents and take all such further action as may be reasonable required to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

11.9    Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Time, in furtherance of this Agreement, the Stockholder hereby authorizes the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Covered Shares (and that this Agreement places limits on the voting and transfer of the Covered Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company following the Expiration Time.

11.10    Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

11.11    Entire Agreement. This Agreement, including the Schedules hereto, constitutes the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to such subject matter. For the avoidance of doubt, nothing in this Agreement shall be deemed to amend, alter or modify, in any respect, any of the provisions of the Merger Agreement.

11.12    Reliance. Each Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholders’ execution and delivery of this Agreement.

11.13    Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limiting the generality of the foregoing”. When used in this Agreement, the term “or” shall be construed in the inclusive sense of “and/or”. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. The parties hereto agree that they have been represented by counsel during the negotiation, drafting, preparation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

11.14    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

11.15    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

11.16    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

11.17    Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT), SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

11.18    Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement. This Section 11.18 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Effective Time or the termination of this Agreement.

11.19    Termination. This Agreement shall automatically terminate without further action by any of the parties hereto and shall have no further force or effect as of the earliest to occur of (i) the Expiration Time or (ii) with respect to any Stockholder, the election of such Stockholder in its sole discretion to terminate this Agreement promptly following any amendment of any term or provision of the original unamended Merger Agreement dated as of the date hereof that reduces or changes the form of consideration payable pursuant to such Merger Agreement; provided that the provisions of this Article XI shall survive any such termination. Notwithstanding the foregoing, termination of this Agreement shall not prevent any party from seeking any remedies (at law or in equity) against any other party for that party’s breach of any of the terms of this Agreement prior to the date of termination.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the date and year first above written.

WESCO INTERNATIONAL, INC.

By:	/s/ David S. Schulz
Name: David S. Schulz
Title: Senior Vice President and Chief Financial Officer

SAMUEL ZELL REVOCABLE TRUST

By:	/s/ Samuel Zell
Name: Samuel Zell
Title: Trustee

ZELL FAMILY FOUNDATION

By:	/s/ Samuel Zell
Name: Samuel Zell
Title: President

SAMSTOCK/SZRT, L.L.C.

By:	/s/ Philip G. Tinkler
Name: Philip G. Tinkler
Title: Vice President

SAMSTOCK/SIT, L.L.C.

By:	/s/ Philip G. Tinkler
Name: Philip G. Tinkler
Title: Vice President

SAMSTOCK/ZFT, L.L.C.

By:	/s/ Philip G. Tinkler
Name: Philip G. Tinkler
Title: Vice President

SAMSTOCK/ALPHA, L.L.C.

By:	/s/ Philip G. Tinkler
Name: Philip G. Tinkler
Title: Vice President

KMJZ INVESTMENTS L.L.C.

By:	/s/ Philip G. Tinkler
Name: Philip G. Tinkler
Title: Vice President

SZ INTERVIVOS QTIP TRUST

By:	Chai Trust Company, LLC, its Trustee

By:	/s/ Philip G. Tinkler
Name: Philip G. Tinkler
Title: Vice President

Schedule A

Name	Owned Shares*	Address	Shares Subject to Pledge Arrangement**
Samuel Zell Revocable Trust	14,666	2 N. Riverside Plaza, Suite 600, Chicago, IL 60606	7,333

Samstock/SZRT, L.L.C.	1,449,432	2 N. Riverside Plaza, Suite 600, Chicago, IL 60606	724,716

Samstock/SIT, L.L.C.	362,147	2 N. Riverside Plaza, Suite 600, Chicago, IL 60606	330,634

KMJZ Investments L.L.C.	526,277	2 N. Riverside Plaza, Suite 600, Chicago, IL 60606	0

Samstock/ZFT, L.L.C.	55,588	2 N. Riverside Plaza, Suite 600, Chicago, IL 60606	55,588

Samstock/Alpha, L.L.C.	55,587	2 N. Riverside Plaza, Suite 600, Chicago, IL 60606	55,587

SZ Intervivos QTIP Trust	28,700	2 N. Riverside Plaza, Suite 600, Chicago, IL 60606	0

Zell Family Foundation	1,147,940	2 N. Riverside Plaza, Suite 600, Chicago, IL 60606	0

*

If any additional shares of Common Stock are owned by any of the Stockholders as of the date of this Agreement, such shares shall be automatically deemed to be “Owned Shares” notwithstanding the contents of this Schedule A other than any additional shares of Common Stock acquired by the Zell Family Foundation after the date of this Agreement.

**

The shares of Common Stock set forth in this column are subject to existing pledge arrangements entered into by the applicable Stockholders in connection with stock loan agreements prior to the date of this Agreement.

Exhibit 99.1

WESCO International and Anixter International Announce Merger Agreement to

Create a Premier Electrical and Data Communications Distribution and Supply Chain Services Company

Transaction Valued at Approximately $4.5 Billion

Delivers Greater Scale with Enhanced Geographic Footprint and Supply Chain Services

Combined Platform Provides Significant Growth and Cross-Selling Opportunities

Expected to Generate Over $200 Million of Annual Run-Rate Cost Synergies by End of Year Three

Strong Combined Cash Flows, Enhanced Margins and EPS Accretion in First Full Year of Ownership

WESCO to Host Conference Call Today at 8:30 a.m. ET / 7:30 a.m. CT

PITTSBURGH and GLENVIEW, Ill.— January 13, 2020 – WESCO International, Inc. (NYSE: WCC) (“WESCO”), a leading provider of electrical, industrial, and communications MRO and OEM products, construction materials, advanced supply chain management and logistics services, and Anixter International Inc. (NYSE: AXE) (“Anixter”), a leading global distributor of Network & Security Solutions, Electrical & Electronic Solutions, and Utility Power Solutions, today announced that their boards of directors have unanimously approved a definitive merger agreement under which WESCO will acquire Anixter in a transaction valued at approximately $4.5 billion. Anixter’s prior agreement to be acquired by Clayton, Dubilier & Rice, LLC (“CD&R”) has been terminated, following CD&R’s waiver of its matching rights under the agreement.

Under the terms of the agreement, each share of Anixter common stock will be converted into the right to receive $70.00 in cash (subject to increase as described below), 0.2397 shares of WESCO common stock and preferred stock consideration valued at $15.89, based on the value of its liquidation preference. Based on the closing price of WESCO’s common stock on January 10, 2020 and the liquidation preference of the WESCO preferred stock consideration, the total consideration represents approximately $100 per Anixter share, giving effect to the downside protection described below. Based on transaction structure and the number of shares of WESCO and Anixter common stock currently outstanding, it is anticipated that WESCO stockholders will own 84%, and Anixter stockholders 16%, of the combined company.

Mr. John J. Engel, WESCO’s Chairman, President, and Chief Executive Officer, commented, “The transformational combination of WESCO and Anixter will create a premier electrical and data communications distribution and supply chain services company. With increased scale and complementary capabilities, we will be ideally positioned to digitize our business, expand our extensive services portfolio and supply chain offerings, and deliver solutions to our customers whenever and wherever they need them around the globe. Given the enhanced strategic profile and competitiveness of the combined company, we are confident we will deliver improved growth and earnings, and exceptional cash flow generation. We look forward to welcoming Anixter’s talented associates to the WESCO team as we embark on this next chapter and create substantial value for our stockholders, customers, suppliers, and people.”

“Today’s announcement is the culmination of a comprehensive process that showed, from the start, what a strong business the team at Anixter has built,” said Sam Zell, Chairman of the Anixter board of directors. “The agreement with WESCO is a great result for our stockholders who will receive significant near-term value and stand to benefit from the combined company’s growth and prospects.”

“This is the result of a very thorough process to determine the value of our company,” said Bill Galvin, Anixter’s President and Chief Executive Officer. “It’s also a recognition of the enormous value created by our talented people, Anixter’s deep industry relationships, innovative technology solutions, and global reach. Looking ahead, the combination with WESCO will allow the combined company to build on our complementary capabilities and create new ways to serve customers and partners.”

Compelling Strategic and Financial Rationale

•

Enhances Scale and Global Position. The combined company will have pro forma 2019E revenues of approximately $17 billion and will be a leading electrical and data communications distributor in North America. With an extensive global reach and increased international exposure, approximately 12% of revenues will be generated outside of North America. The increased scale will enable the combined company to accelerate digitization strategies and provide a platform for growth in attractive emerging markets.

•

Broadens and Diversifies Product and Services Portfolio. The combined company will have a comprehensive and balanced portfolio that unites WESCO’s capabilities in industrial, construction, and utility with Anixter’s expertise in data communications, security, and wire and cable. Bringing together the companies’ complementary products, services, technologies, and solutions is expected to create significant cross-selling opportunities, strengthening the combined company’s customer value proposition and supplier relationships.

•

Delivers Substantial Synergies. WESCO expects to realize annualized run-rate cost synergies of over $200 million by the end of year three through efficiencies in corporate and regional overhead, including duplicative public company costs, branch and distribution center optimization, and productivity in procurement, field operations, and supply chain. In addition, WESCO expects incremental sales growth opportunities to result by cross-selling the companies’ complementary product and services offerings to an expanded customer base and capitalizing on the enhanced capabilities across both networks.

•

Provides Immediate Earnings Accretion and Significant Free Cash Flow Generation. The combination is expected to be accretive to WESCO’s earnings in the first full year of ownership and, with the realization of synergies, substantially accretive thereafter. WESCO also expects the transaction to generate significant margin expansion and EPS growth. The combined company will have strong free cash flow generation, supporting continued investments in the business and enabling a return of capital to stockholders in the future.

•

Ability to Rapidly De-Lever. At closing, WESCO estimates that its pro forma leverage on a net debt to EBITDA basis will be approximately 4.5x. WESCO intends to utilize the strength of the combined company’s cash flows, including significant synergies, to reduce its leverage quickly and ultimately intends to be within its long-term target leverage range of 2.0x to 3.5x within 24 months post-close.

Consideration Terms and Financing

Under the terms of the agreement, each share of Anixter common stock will be converted into the right to receive $70.00 in cash, 0.2397 shares of WESCO common stock, and preferred stock consideration consisting of 0.6356 depositary shares, each whole share representing a fractional interest in a newly created series of WESCO perpetual preferred stock.

The common stock consideration is subject to downside protection, such that if the average market value of WESCO common stock prior to closing is between $47.10 per share and $58.88 per share, then the cash consideration paid at closing will be increased commensurately by up to $2.82 per share, such that the reduction in value of the WESCO common stock is offset by an increase in the cash consideration within that range. $2.82 per share will also be paid if the value of WESCO stock is below $47.10.

The preferred stock consideration consists of 0.6356 depositary shares, with each whole depositary share representing a 1/1,000th interest in a share of WESCO Series A cumulative perpetual preferred stock, with a liquidation preference of $25,000 per preferred share and a fixed dividend rate calculated based on a spread of 325 basis points over the prevailing unsecured notes to be issued to effect the transaction (the dividend rate of the Series A preferred stock is expected to be approximately 9.25%). The fixed dividend rate will be subject to reset and the Series A preferred stock will have a five year non-call feature. WESCO has agreed to list the depositary shares representing the newly created series of preferred stock on the New York Stock Exchange, and the security is expected to receive equity treatment from the rating agencies. The 0.6356 depositary share to be issued in the merger per share of Anixter common stock is valued at $15.89 based on the liquidation preference of the underlying interest in the Series A preferred stock represented thereby.

Under the terms of the merger agreement, WESCO may elect to substitute additional cash consideration to reduce the amount of the preferred stock consideration on a dollar-for-dollar basis based on the value of the liquidation preference of the preferred stock consideration.

WESCO has obtained fully committed debt financing from Barclays and intends to offer a combination of debt, equity, and equity-content securities between signing and closing to fund the required cash consideration of the transaction. At closing, WESCO estimates that its pro forma leverage on a net debt to EBITDA basis will be approximately 4.5x.

Approvals and Timing to Close

The transaction is subject to Anixter stockholder approval, receipt of regulatory approval in the United States, Canada, and certain other foreign jurisdictions, as well as other customary closing conditions. WESCO and Anixter currently anticipate completing the transaction during the second or third quarter of 2020.

Entities associated with Sam Zell, Chairman of the Anixter board, which own approximately 10.8% of the outstanding shares of Anixter common stock, have entered into a voting agreement with WESCO, pursuant to which they have agreed, among other things, to vote their shares of Anixter common stock in favor of the merger.

Advisors

Barclays is serving as financial advisor to WESCO, and Wachtell, Lipton, Rosen & Katz is serving as legal advisor.

Centerview Partners LLC is serving as lead financial advisor and Wells Fargo Securities, LLC is also serving as financial advisor to Anixter. Sidley Austin LLP is serving as legal advisor.

Conference Call and Webcast Information

WESCO will host a conference call today, at 8:30 a.m. ET (7:30 a.m. CT) to discuss the transaction. The conference call can be accessed by dialing 1 (877) 443-5356 (U.S.), 1 (855) 669-9657 (Canada), or (412) 902-6614 (International) and asking for the “WESCO” conference call. A live webcast, along with the related presentation, will be available on the investor relations section of WESCO’s website at http://wesco.investorroom.com/.

A replay of the call will be available until January 20, 2020 by dialing 1 (877) 344-7529 (U.S.), 1 (855) 669-9658 (Canada), or 1 (412) 317-0088 (International) and giving the passcode 10138448.

About WESCO

WESCO International, Inc. (NYSE: WCC), a publicly traded Fortune 500 holding company headquartered in Pittsburgh, Pennsylvania, is a leading provider of electrical, industrial, and communications maintenance, repair and operating (MRO) and original equipment manufacturer (OEM) products, construction materials, and advanced supply chain management and logistic services. 2018 annual sales were approximately $8.2 billion. The company employs approximately 9,300 people, maintains relationships with approximately 30,000 suppliers, and serves approximately 70,000 active customers worldwide. Customers include commercial and industrial businesses, contractors, government agencies, institutions, telecommunications providers, and utilities. WESCO operates 11 fully automated distribution centers and approximately 500 branches in North America and international locations, providing a local presence for customers and a global network to serve multi-location businesses and multi-national corporations.

About Anixter

Anixter International is a leading global distributor of Network & Security Solutions, Electrical & Electronic Solutions and Utility Power Solutions. The company helps build, connect, protect, and power valuable assets and critical infrastructures. From enterprise networks to industrial MRO supply to video surveillance applications to electric power distribution, Anixter offers full-line solutions, and intelligence, that create reliable, resilient systems that sustain businesses and communities. Through Anixter’s unmatched global distribution network along with its supply chain and technical expertise, the company helps lower the cost, risk and complexity of its customers’ supply chains.

Anixter adds value to the distribution process by providing approximately 130,000 customers access to 1) innovative supply chain solutions, 2) nearly 600,000 products and over $1.0 billion in inventory, 3) 316 warehouses/branch locations with over 9.0 million square feet of space and 4) locations in over 300 cities in approximately 50 countries. Founded in 1957 and headquartered near Chicago, Anixter trades on the New York Stock Exchange under the symbol AXE.

Additional information about Anixter is available at www.anixter.com.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, WESCO International, Inc. (“WESCO”) expects to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of WESCO that also constitutes a preliminary proxy statement of Anixter International Inc. (“Anixter”). After the registration statement is declared effective Anixter will mail a definitive proxy statement/prospectus to stockholders of Anixter. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that WESCO or Anixter may file with the SEC and send to Anixter’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF WESCO AND ANIXTER ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents filed with the SEC by WESCO or Anixter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by WESCO will be available free of charge on WESCO’s website at http://wesco.investorroom.com/sec-filings and copies of the documents filed with the SEC by Anixter will be available free of charge on Anixter’s website at http://investors.anixter.com/financials/sec-filings.

Participants in the Solicitation

WESCO and Anixter and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Anixter shareholders with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of WESCO is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 27, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anixter is set forth in its Annual Report on Form 10-K for the year ended December 28, 2018, which was filed with the SEC on February 21, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 18, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Note Regarding Forward-Looking Statements

All statements made herein that are not historical facts should be considered as “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These statements include, but are not limited to, statements regarding the expected completion and timing of the proposed transaction, expected benefits and costs of the proposed transaction, and management plans relating to the proposed transaction, and statements that address each company’s expected future business and financial performance and other statements identified by words such as “anticipate”, “plan”, “believe”, “estimate”, “intend”, “expect”, “project”, “will” and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of the management of WESCO and Anixter (as the case may be), as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside of each company’s and each company’s management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements.

Those risks, uncertainties and assumptions include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Anixter may not adopt the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of WESCO’s common stock or Anixter’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of WESCO or Anixter to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond WESCO’s control. Additional factors that could cause results to differ materially from those described above can be found in WESCO’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on WESCO’s website at http://wesco.investorroom.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in Anixter’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Anixter’s website at http://investors.anixter.com/financials/sec-filings and on the SEC’s website at http://www.sec.gov.

Forward-looking statements speak only as of the date of this communication. Neither WESCO nor Anixter undertake any intent or obligation to publicly update or revise any of the estimates and other forward-looking statements made in this announcement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

WESCO:

For further information: Will Ruthrauff, Director, Investor Relations and Corporate Communications, (412) 454-4220

Joele Frank, Wilkinson Brimmer Katcher: Ed Trissel / Adam Pollack, (212) 355-4449

Innisfree M&A Incorporated, Scott Winter / Jonathan Salzberger, (212) 750-5833

Anixter:

Ted Dosch

Executive Vice President and CFO

(224) 521-4281

ted.dosch@anixter.com

Kevin Burns

Senior Vice President - Investor Relations & Treasurer

(224) 521-8258

kevin.burns@anixter.com

Exhibit 99.2

Dear Employees,

Today, Anixter and WESCO announced a definitive agreement under which WESCO would acquire Anixter to create the premier electrical, utility, security and data communications distribution company with enhanced opportunities to serve customers. Our Board made the decision to terminate the agreement with CD&R and pursue this combination in recognition of the superior offer from WESCO. Under the terms of the $4.5 billion agreement with WESCO, Anixter stockholders will receive a nominal value of $100 per share, of which at least $70.00 will be cash and the remainder will be a combination of newly-issued WESCO common stock and shares of a newly created series of WESCO perpetual preferred stock, providing immediate value and the opportunity to share in the upside of the combined company’s prospects. For more details on the specifics of this transaction, click here. This morning, we also issued a press release that has more information you can review as well.

Today’s news – and the entire acquisition process that resulted in our agreement with WESCO – is a reflection of the tremendous business that our team has created at Anixter. We should all be very proud of what we have built and accomplished together. I would like to take a moment to recap how we got to this point. As you remember back in late October, we entered into a merger agreement with CD&R where they offered $81 per share. As a public company and a Delaware company, we had a fiduciary duty to our shareholders to seek the highest value for our company and to maximize shareholder value. Accordingly, we embarked on a “go-shop” process to see if there were other interested parties that would offer a superior value for our company. After multiple rounds of bidding, our board deemed WESCO’s ultimate offer with a nominal value of $100.00 per share to be superior to CD&R’s offer and that’s how we got here today.

Most of you are probably familiar with WESCO, but for those of you that aren’t, WESCO is an $8.2 billion publicly traded Fortune 500 company headquartered in Pittsburgh, Pennsylvania. The transaction will bring together best-in-class technologies, capabilities, and networks and an expanded reach that will enable us to serve our customers and partners in new ways. The combined business will present the potential for continued long-term growth and create opportunities. This is a transformative combination of two premier companies.

I know that you will have questions, and I, along with the entire leadership team, am committed to communicating openly and sharing updates as we have them and as appropriate. Some questions you might have around this transaction can be found on our IntraQuest page and specifically in the Employee FAQ, and Customer and Supplier Talking Point documents.

In the near term, it’s extremely important to know that Anixter and WESCO remain two independent companies. This means that we will continue to operate in every way separately as we always have until the transaction closes. Before the transaction can close, which we expect will happen during the second or third quarter of the 2020 calendar year, we must complete regulatory approvals, obtain approval by Anixter’s shareholders and meet additional customary closing conditions. During this time, it’s really important for us to stay focused on serving our customers and working with our supplier partners in that same results-focused and service-oriented Blue Way style as we’ve always done.

Our customers, partners and other stakeholders will have questions as well. As always, and consistent with company policy, please forward all inquiries from the media, customers/suppliers and investors to the following individuals who will respond on Anixter’s behalf.

•	Media: Dawn Marks at 847.224.8665 (dawn.marks@anixter.com)

•	Customers/Suppliers: Steve Leatherwood at 847.867.8770 (steve.leatherwood@anixter.com)

•	Investor Relations: Kevin Burns at 224.521.8258 (kevin.burns@anixter.com)

I know that this process has been intense, and I want to thank everyone again for their focus on the business during this time and the incredible commitment you continue to demonstrate every day to our customers, partners and each other.

Sincerely,

Bill Galvin

President and CEO, Anixter

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It.

In connection with the proposed transaction, the Company and WESCO will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will contain a proxy statement of the Company and a prospectus of WESCO (the “proxy statement/prospectus”), and will mail the definitive proxy statement/prospectus to the Company’s stockholders when available. SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY RELATED AMENDMENTS, SUPPLEMENTS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, WESCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Security holders may obtain free copies of the proxy statement/prospectus and other documents (when available) that the Company files with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will also be available free of charge on the Company’s website at investors.anixter.com/financials/sec-filings or by contacting the Company’s Investor Relations Department at kevin.burns@anixter.com.

Participants in the Solicitation

The Company, WESCO and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of the Company in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus described when it is filed with the SEC. Information regarding the Company’s directors and executive officers is included in the Company’s proxy statement on Schedule 14A for its 2019 annual meeting of stockholders, which was filed with the SEC on April 18, 2019. Information regarding WESCO’s executive officers and directors is included in WESCO’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019 and in WESCO’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Changes in the director or indirect interests of the Company’s or WESCO’s directors and executive officers are set forth in Forms 3, 4 and 5 filed by the respective companies with the SEC. These documents are available free of charge as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and these include statements using the words such as will and expected, and similar statements. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from the expectations of the Company. Risks and uncertainties include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the Company’s business and the price of its common stock, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the stockholders of the Company, and the receipt of certain governmental and regulatory approvals, (iii) the failure of Parent and Merger Sub to obtain the necessary financing pursuant to the arrangements set forth in the commitment letters delivered pursuant to the Merger Agreement or otherwise, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (v) the effect of the announcement or pendency of the transaction on the Company’s business relationships, operating results, and business generally, (vi) risks that the proposed transaction disrupts the Company’s current plans and operations and potential difficulties in the Company’s employee retention as a result of the transaction, (vii) risks related to diverting management’s attention from the Company’s ongoing business operations, and (viii) the outcome of any legal proceedings that may be instituted against the Company or Parent or Merger Sub related to the Merger Agreement or the transaction contemplated thereby. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 28, 2018, filed with the SEC on February 21, 2019 and other reports and documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these filings are available online at investors.anixter.com/financials/sec-filings. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.

Exhibit 99.3

Anixter Employee FAQs

Announcement Regarding WESCO Acquisition of Anixter

As you have seen in our press release dated on Monday, January 13th, Anixter officially announced that we have entered into an agreement to be acquired by WESCO International. As a result of this final determination, you probably have some general questions around this transaction and what it means for you personally as well as what this means for us as company. The following FAQs will hopefully address some of the questions you might have regarding this announcement. We also wanted to share some general information with you about WESCO.

About the Acquisition and General Information

1.	What was announced?

We have announced that Anixter has entered into an agreement to be acquired by WESCO International, Inc. (“WESCO”) for $70.00 in cash per share, plus a fixed exchange ratio of 0.2397 shares of WESCO common stock, plus $15.89 in face amount of a newly created class of WESCO perpetual preferred stock, subject to adjustment, and has terminated our previous agreement to be acquired by Clayton, Dubilier & Rice. Under the agreement with WESCO, Anixter will be merged with a subsidiary of WESCO, and will become a subsidiary of WESCO following the completion of the transaction.

This transaction, which represents a significant increase in value from our previously announced transaction with CD&R, is a testament to your hard work and dedication. We are confident that the proposed merger with WESCO will position our combined company for long-term growth, benefiting you – our talented employees – and our customers and business partners.

2.	We just announced our intentions to merge with WESCO today. What happens next?

It’s important to keep in mind that it is just day one and our merger with WESCO will not be immediate. There are several steps we must take before the transaction can close, including securing regulatory approval and shareholder approval of the transaction.

Customary antitrust filings will be required in the United States and several other jurisdictions. Over the coming months, we will be working with WESCO on the appropriate filings so that we can receive required regulatory approvals.

We will also hold a special meeting of Anixter shareholders to consider and vote on the transaction as soon as possible. Before the special meeting of shareholders, we will prepare a proxy statement/prospectus in connection with the special meeting of shareholders that describes in more detail the terms of the merger and the basis for the Anixter Board’s recommendation that shareholders authorize the merger with WESCO.

3.	What can we expect until the transaction is finalized?

Until the transaction is completed, Anixter and WESCO will continue to operate as independent companies. There will be no change in your day-to-day responsibilities or reporting lines as we wait for the transaction to close. For now, it remains business as usual at Anixter and it is very important to continue to have our Anixter Blue Values and Blue Way of conducting business driving our daily interactions with our supplier partners and customers as we sort through the details of this transaction. As stated many times during this process, it will be business as usual for us at Anixter between the time of the announcement and the closing of this acquisition. Anixter and WESCO will continue to operate as two completely independent companies and all of our decisions need to be made independently. Please do not communicate with employees at WESCO unless you are part of the team working on pre-merger integration planning. Only those individuals with a specific role to play in planning for the integration of the businesses should be in contact with WESCO.

We are committed to being as transparent as possible throughout this process. We will continue to proactively communicate with you as we have more information and updates to share.

4.	When is the transaction expected to be completed?

At this time, our best estimate is that the transaction is expected to close during the second or third quarter of 2020, subject to regulatory approval and approval by Anixter’s shareholders, along with other customary closing conditions.

5.	Who is WESCO International?

Founded in 1922, WESCO International Inc. (NYSE: WCC), is a publicly traded $8.2 billion Fortune 500 holding company headquartered in Pittsburgh, Pennsylvania, and a leading provider of electrical, industrial, and communications maintenance, repair and operating (MRO) and original equipment manufacturer (OEM) products, construction materials, and advanced supply chain management and logistic services. WESCO’s 2018 annual sales were approximately $8.2 billion and WESCO currently employs around 9,300 people, maintains relationships with approximately 30,000 suppliers, and serves approximately 70,000 active customers worldwide. Their customers include commercial and industrial businesses, contractors, government agencies, institutions, telecommunications providers, and utilities.

In terms of geographic coverage, WESCO is located in 17 countries and operates 11 fully automated distribution centers and approximately 500 branches in North America and international locations, providing a local presence for customers and a global network to serve multi-location businesses and multi-national corporations.

6.	Why is Anixter being acquired by WESCO?

As a publicly traded company, it has always been a reality that we can be bought or sold at any time. The combined capabilities of our companies when merged will enable us to generate new opportunities both internally and externally.

7.	I am a current shareholder of Anixter stock. What will happen to the current Anixter stock I own?

At the closing of the transaction, for every one share of Anixter stock you own, you will receive $70.00 in cash per share, plus a fixed exchange ratio of 0.2397 shares of WESCO common stock, plus $15.89 in face amount of a newly created class of WESCO perpetual preferred stock, subject to adjustment. Click here to learn more.

Integration

1.	What is the timeline for integration of Anixter into WESCO?

Integration planning will begin this week. The integration of Anixter into WESCO (including movement of personnel, integration of technology functions and joint negotiation of supplier or customer arrangements or review of non-material contracts or ordinary course activities) will not begin until immediately after closing. A couple things to note about the integration:

•	Anixter and WESCO must and will continue to act independently in the ordinary course of business until closing.

•

Anixter remains an independent company until closing, therefore personnel should avoid taking any actions that would suggest that WESCO is exercising any form of control over ordinary course activities of Anixter.

•

We will continue to restrict the sharing of competitively sensitive information about Anixter with WESCO, and vice versa. If you observe conduct by WESCO or Anixter employees that you believe is inconsistent with the guidelines in this memorandum, please contact your manager.

•

As a reminder, please do not communicate with employees at WESCO unless you are part of the team working on pre-merger integration planning. Only those individuals with a specific role to play in planning for the integration of the businesses should be in contact with WESCO.

2.	How will the Anixter business get absorbed into WESCO? Will we go by the WESCO name once we close on the acquisition? What will happen to the leadership at Anixter when we close on the acquisition?

Our joint executive teams will be working together to implement our go-forward strategy and organizational structure. At this time, we don’t have the details worked out, but the acquisition will create an exciting opportunity to enhance our presence in the markets we serve. We will share details with you when we have more definitive answers on the matter.

Compensation, Equity & Other Benefits

1.	What will happen to my current level of compensation and benefits in connection with the merger?

After the closing of the merger, the terms and conditions of your employment will be determined by WESCO. However, among other protections we have negotiated as part of the merger agreement, from the closing of the merger until the first anniversary of the closing of the merger, WESCO must provide to you the following:

•	Base salary or wages at a rate no less favorable than the rate provided to you before the closing of the merger;

•	Short-term incentive opportunity that is not less favorable than the short-term incentive opportunity to which you are eligible immediately before the closing of the merger;

•

Severance benefits that are not less favorable than the severance benefits provided under the severance plan, policy or agreement in effect for your benefit immediately before the closing of the merger; and

•

Other compensation and employee benefits (including paid-time off) that are substantially comparable, in the aggregate, to the other compensation and employee benefits provided to you immediately before the closing of the merger. Because other compensation and employee benefits are considered in the aggregate, there may be changes to individual benefits.

2.	What will Anixter shareholders receive in the transaction?

Anixter shareholders will receive $70.00 in cash, 0.2397 shares of WESCO common stock and $15.89 in face amount of shares of a newly created class of WESCO preferred stock in exchange for each share of Anixter common stock outstanding immediately before the transaction closes. The cash consideration may be increased by up to $2.82 per share if the market value of WESCO common stock drops before the closing of the transaction. The WESCO preferred stock will have certain dividend rights and will be publicly-traded on the New York Stock Exchange.

After the completion of the transaction, WESCO shareholders will own approximately 84% of the combined company, and former Anixter shareholders will own approximately 16% of the combined company.

3.	I own shares in Anixter stock. What do I need to do?

There is no action required at this time. If you own shares, you will be given the opportunity to vote your shares for or against the transaction with WESCO at the anticipated Special Meeting of Shareholders. Details regarding the shareholder vote will be communicated to you in the updated proxy statement/prospectus and other materials in advance of the Special Meeting of Shareholders.

You will also receive information about the process for receiving payment with your respect to your Anixter shares after the merger is completed.

Please read the proxy statement/prospectus and all other materials provided to you carefully, and consult your tax advisor as to the tax considerations related to the transaction.

Equity Awards

1.	How will my Anixter restricted stock units (RSUs) be treated in connection with the merger?

Immediately before the closing of the merger, your then-outstanding RSUs (other than any RSUs granted to you between the signing of the merger agreement and the closing) will be fully vested and canceled and you will be entitled to receive a cash payment of an amount equal to (A) the total number of shares of Anixter common stock subject to your canceled RSUs, multiplied by (B) the cash amount equal to the value of the overall consideration to be received by shareholders generally.

2.	Will I receive a grant of equity awards in 2020?

Anixter expects to grant time-based RSUs in the ordinary course of business consistent with past practices in 2020.

Anixter expects such awards to be granted on the same vesting terms as Anixter’s historical practice. But, unlike any RSUs you may have outstanding now (which will be cashed out as described above), any 2020 awards are expected to remain outstanding and be converted into cash-settled WESCO awards using a conversion formula that preserves the economic value of the award. It is further expected that the vesting of all of the converted award will accelerate in connection with a qualifying termination of employment after the closing of the merger.

3.	How will the cash amount equal to the value of the overall consideration to be received by shareholders generally be determined in connection with my equity awards?

The amount of cash you receive in respect of your equity awards will be equal to the aggregate fair market value of the various elements of merger consideration (cash, WESCO common stock and WESCO preferred stock) that Anixter shareholders will receive in respect of their shares of Anixter common stock. Please see above for further detail on the merger consideration and each of these individual components.

Because this overall merger consideration includes non-cash components, Anixter and WESCO have agreed to use specified formulas to derive the equivalent cash value of all non-cash components of the overall merger consideration.

With respect to WESCO common stock, such formula takes into account the volume weighted averages of the trading prices of WESCO common stock. The formulas are designed to capture the cash fair market value of the applicable component of the overall merger consideration.

Additional Information

1.	Where can I learn more?

You can also learn more about the transaction by viewing the Press Release, Customer Talking Points and Supplier Talking Points.

2.	How should I handle inquiries regarding this announcement from the media, suppliers or customers?

Consistent with company policy, please forward all inquiries from the media, customers/suppliers and investors to the following individuals who will respond on Anixter’s behalf.

•	Media: Dawn Marks at 847.224.8665 (dawn.marks@anixter.com)

•	Customers/Suppliers: Steve Leatherwood at 847.867.8770 (steve.leatherwood@anixter.com)

•	Investor Relations: Kevin Burns at 224.521.8258 (kevin.burns@anixter.com)

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It.

In connection with the proposed transaction, the Company and WESCO will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will contain a proxy statement of the Company and a prospectus of WESCO (the “proxy statement/prospectus”), and will mail the definitive proxy statement/prospectus to the Company’s stockholders when available. SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY RELATED AMENDMENTS, SUPPLEMENTS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, WESCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Security holders may obtain free copies of the proxy statement/prospectus and other documents (when available) that the Company files with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will also be available free of charge on the Company’s website at investors.anixter.com/financials/sec-filings or by contacting the Company’s Investor Relations Department at kevin.burns@anixter.com.

Participants in the Solicitation

The Company, WESCO and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of the Company in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus described when it is filed with the SEC. Information regarding the Company’s directors and executive officers is included in the Company’s proxy statement on Schedule 14A for its 2019 annual meeting of stockholders, which was filed with the SEC on April 18, 2019. Information regarding WESCO’s executive officers and directors is included in WESCO’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019 and in WESCO’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Changes in the director or indirect interests of the Company’s or WESCO’s directors and executive officers are set forth in Forms 3, 4 and 5 filed by the respective companies with the SEC. These documents are available free of charge as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and these include statements using the words such as will and expected, and similar statements. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from the expectations of the Company. Risks and uncertainties include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the Company’s business and the price of its common stock, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the stockholders of the Company, and the receipt of certain governmental and regulatory approvals, (iii) the failure of Parent and Merger Sub to obtain the necessary financing pursuant to the arrangements set forth in the commitment letters delivered pursuant to the Merger Agreement or otherwise, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (v) the effect of the announcement or pendency of the transaction on the Company’s business relationships, operating results, and business generally, (vi) risks that the proposed transaction disrupts the Company’s current plans and operations and potential difficulties in the Company’s employee retention as a result of the transaction, (vii) risks related to diverting management’s attention from the Company’s ongoing business operations, and (viii) the outcome of any legal proceedings that may be instituted against the Company or Parent or Merger Sub related to the Merger Agreement or the transaction contemplated thereby. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 28, 2018, filed with the SEC on February 21, 2019 and other reports and documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these filings are available online at investors.anixter.com/financials/sec-filings. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.

Exhibit 99.4

Customer Talking Points

Announcement Regarding WESCO Acquisition of Anixter

•

As you may be aware, we recently announced that we have entered into an agreement with WESCO International, Inc. for WESCO to acquire Anixter in a $4.5 billion transaction. We believe the transaction will result in a merged company who can offer greater value and service to our Anixter customers. Anixter and WESCO are two leading distributors in the industry.

•

Founded in 1922, WESCO International Inc. (NYSE: WCC), is a publicly traded $8.2 billion Fortune 500 holding company headquartered in Pittsburgh, Pennsylvania, and a leading provider of electrical, industrial, and communications maintenance, repair and operating (MRO) and original equipment manufacturer (OEM) products, construction materials, and advanced supply chain management and logistic services. Wesco’s 2018 annual sales were approximately $8.2 billion, and WESCO currently employs around 9,300 people, maintains relationships with approximately 30,000 suppliers, and serves approximately 70,000 active customers worldwide. Their customers include commercial and industrial businesses, contractors, government agencies, institutions, telecommunications providers, and utilities.

•

In terms of geographic coverage, WESCO is located in 17 countries and operates 11 fully automated distribution centers and approximately 500 branches in North America and international locations, providing a local presence for customers and a global network to serve multi-location businesses and multi-national corporations.

•

WESCO knows our industry and customer segments well and has tremendous respect for the successful business Anixter has built, our strategic direction, our talented employees and innovative approach to the industry and our customers. We also believe that the combined companies will result in an entity that is even better positioned to deliver greater business value to you.

•

The transaction is subject to Anixter stockholder approval, receipt of regulatory approval in the United States and certain other foreign jurisdictions, as well as other customary closing conditions. It is currently anticipated that the transaction will close during the second or third quarter of 2020.

•

As for now, all of us at Anixter remain dedicated to executing on our existing business strategies and objectives. We’re still the same people and organization that we were before this announcement. There is NO change in our business commitments or how we work with you as a result of this pending transaction. We will continue to operate on a business-as-usual basis with you and we want you to feel comfortable working with us the same way you always have.

•

As an important customer to Anixter, you may have a lot of detailed questions about what all of this may mean when we become acquired by WESCO. The acquisition is not closed yet. Until the transaction closes, both WESCO and Anixter will act as independent companies as we always have. There are still many details to be worked out and many questions we can’t answer right now. We want to reiterate: for now, everything is business as usual. You should not change how you deal with us or your working relationship with your Anixter support team.

•	Until the transaction closes, all contractual and confidential customer information will remain confidential within Anixter.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It.

In connection with the proposed transaction, the Company and WESCO will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will contain a proxy statement of the Company and a prospectus of WESCO (the “proxy statement/prospectus”), and will mail the definitive proxy statement/prospectus to the Company’s stockholders when available. SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY RELATED AMENDMENTS, SUPPLEMENTS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, WESCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Security holders may obtain free copies of the proxy statement/prospectus and other documents (when available) that the Company files with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will also be available free of charge on the Company’s website at investors.anixter.com/financials/sec-filings or by contacting the Company’s Investor Relations Department at kevin.burns@anixter.com.

Participants in the Solicitation

The Company, WESCO and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of the Company in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus described when it is filed with the SEC. Information regarding the Company’s directors and executive officers is included in the Company’s proxy statement on Schedule 14A for its 2019 annual meeting of stockholders, which was filed with the SEC on April 18, 2019. Information regarding WESCO’s executive officers and directors is included in WESCO’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019 and in WESCO’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Changes in the director or indirect interests of the Company’s or WESCO’s directors and executive officers are set forth in Forms 3, 4 and 5 filed by the respective companies with the SEC. These documents are available free of charge as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and these include statements using the words such as will and expected, and similar statements. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from the expectations of the Company. Risks and uncertainties include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the Company’s business and the price of its common stock, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the stockholders of the Company, and the receipt of certain governmental and regulatory approvals, (iii) the failure of Parent and Merger Sub to obtain the necessary financing pursuant to the arrangements set forth in the commitment letters delivered pursuant to the Merger Agreement or otherwise, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (v) the effect of the announcement or pendency of the transaction on the Company’s business relationships, operating results, and business generally, (vi) risks that the proposed transaction disrupts the Company’s current plans and operations and potential difficulties in the Company’s employee retention as a result of the transaction, (vii) risks related to diverting management’s attention from the Company’s ongoing business operations, and (viii) the outcome of any legal proceedings that may be instituted against the Company or Parent or Merger Sub related to the Merger Agreement or the transaction contemplated thereby. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 28, 2018, filed with the SEC on February 21, 2019 and other reports and documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these filings are available online at investors.anixter.com/financials/sec-filings. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.

Exhibit 99.5

Supplier Talking Points

Announcement Regarding WESCO Acquisition of Anixter

•

As you may be aware, we recently announced that we have entered into an agreement with WESCO International, Inc. for WESCO to acquire Anixter in a $4.5 billion transaction. The transaction will bring together best-in-class technologies, capabilities, and networks and an expanded reach that will enable us to serve our customers and supplier partners in new ways. The combined business will present the potential for continued long-term growth and create opportunities. This is a transformative combination of two leading companies.

•

Founded in 1922, WESCO International Inc. (NYSE: WCC), is a publicly traded $8.2 billion Fortune 500 holding company headquartered in Pittsburgh, Pennsylvania, and a leading provider of electrical, industrial, and communications maintenance, repair and operating (MRO) and original equipment manufacturer (OEM) products, construction materials, and advanced supply chain management and logistic services. WESCO’s 2018 annual sales were approximately $8.2 billion and WESCO currently employs around 9,300 people, maintains relationships with approximately 30,000 suppliers, and serves approximately 70,000 active customers worldwide. Their customers include commercial and industrial businesses, contractors, government agencies, institutions, telecommunications providers, and utilities.

•

In terms of geographic coverage, WESCO is located in 17 countries and operates 11 fully automated distribution centers and approximately 500 branches in North America and international locations, providing a local presence for customers and a global network to serve multi-location businesses and multi-national corporations.

•

WESCO knows our industry and customer segments well and obviously values the successful business Anixter has built, our strategic direction, our talented employees and innovative approach to the industry and our customers. We believe that the combined companies will result in an entity that is positioned to deliver important business value to you.

•

The transaction is subject to Anixter stockholder approval, receipt of regulatory approval in the United States and certain other foreign jurisdictions, as well as other customary closing conditions. It is currently anticipated that the transaction will close during the second or third quarter of 2020.

•

As for now, all of us at Anixter remain dedicated to executing on our existing business strategies and objectives and to our strategic relationship with and business commitments to you as our valued partner. We’re still the same people and organization that we were before this announcement. There is NO change in our business commitments or how we work with you as a result of this pending transaction. Until the acquisition closes, we will maintain our current organizational structure and business practices as you know them. We will continue to operate on a business-as-usual basis with you and we want you to feel comfortable working with us the same way you always have.

•

CONFIDENTIALITY. Until the transaction is closes, which is expected to occur in the second or third quarter of 2020, WESCO and Anixter will act as wholly separate companies as we always have. As such, it is critical for you and all of those at your company to operate independently and confidentially with each company. Any confidential information you have about either company (their customers, your pricing with them, project information or project pricing, shared opportunities, contractual terms, rebate and co-op terms, shared marketing activities and plans, etc.) should stay confidential between you and that independent company. Our own salespeople and other employees will NOT be communicating with WESCO or their employees about details of each of our businesses until AFTER the transaction closes.

•

As an important partner supplier to Anixter, you will no doubt have many detailed questions about what all of this may mean for your company when the acquisition is completed. There are still many details to be worked out and many questions we can’t answer right now. We want to reiterate: for now, everything is business as usual. You should not change how you deal with us or your working relationship with your Anixter support team.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It.

In connection with the proposed transaction, the Company and WESCO will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will contain a proxy statement of the Company and a prospectus of WESCO (the “proxy statement/prospectus”), and will mail the definitive proxy statement/prospectus to the Company’s stockholders when available. SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY RELATED AMENDMENTS, SUPPLEMENTS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, WESCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Security holders may obtain free copies of the proxy statement/prospectus and other documents (when available) that the Company files with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will also be available free of charge on the Company’s website at investors.anixter.com/financials/sec-filings or by contacting the Company’s Investor Relations Department at kevin.burns@anixter.com.

Participants in the Solicitation

The Company, WESCO and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of the Company in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus described when it is filed with the SEC. Information regarding the Company’s directors and executive officers is included in the Company’s proxy statement on Schedule 14A for its 2019 annual meeting of stockholders, which was filed with the SEC on April 18, 2019. Information regarding WESCO’s executive officers and directors is included in WESCO’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019 and in WESCO’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Changes in the director or indirect interests of the Company’s or WESCO’s directors and executive officers are set forth in Forms 3, 4 and 5 filed by the respective companies with the SEC. These documents are available free of charge as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and these include statements using the words such as will and expected, and similar statements. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from the expectations of the Company. Risks and uncertainties include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the Company’s business and the price of its common stock, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the stockholders of the Company, and the receipt of certain governmental and regulatory approvals, (iii) the failure of Parent and Merger Sub to obtain the necessary financing pursuant to the arrangements set forth in the commitment letters delivered pursuant to the Merger Agreement or otherwise, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (v) the effect of the announcement or pendency of the transaction on the Company’s business relationships, operating results, and business generally, (vi) risks that the proposed transaction disrupts the Company’s current plans and operations and potential difficulties in the Company’s employee retention as a result of the transaction, (vii) risks related to diverting management’s attention from the Company’s ongoing business operations, and (viii) the outcome of any legal proceedings that may be instituted against the Company or Parent or Merger Sub related to the Merger Agreement or the transaction contemplated thereby. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company described in the “Risk Factors” section of the

Company’s Annual Report on Form 10-K for the year ended December 28, 2018, filed with the SEC on February 21, 2019 and other reports and documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these filings are available online at investors.anixter.com/financials/sec-filings. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.